UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2009, 2008 and 2007 and the related notes thereto, and with the financial information presented under the section entitled "Selected Financial Data". The preparation of the financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business. Our financial statements as of and for the years ended December 31, 2009, 2008 and 2007, together with the report of our independent registered public accounting firm have been prepared in accordance with IFRS. Our results of operations for periods ended December 31, 2008 and thereafter are not comparable to the respective periods prior to that date because of the consolidation of Banco Real as from August 30, 2008.

Overview

     We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil, according to the Central Bank, with a 9.2% market share in terms of assets, as of September 30, 2009 and the largest bank controlled by a major global financial group. Our operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73.0% of Brazil’s GDP in 2007, and where we have one of the largest branch networks of any Brazilian bank. For the year ended December 31, 2009, we generated net profit of R$5.5 billion, and at that date we had total assets of R$315.9 billion and total equity of R$69.2 billion. Our Basel capital adequacy ratio (excluding goodwill) was 25.6% .

     We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance. Through our Commercial Banking segment, we offer traditional banking services, including checking and saving accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our GB&M clients). Our Global Wholesale Banking segment provides sophisticated and structured financial services and solutions to a group of approximately 700 large local and multinational conglomerates, offering such products as global transaction banking, syndicated lending, corporate finance, equity and treasury. Through our Asset Management and Insurance segment we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

     The global financial markets crisis has significantly affected the world economy since the second half of 2008. It has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in raw material prices and a sharp decline in credit availability and liquidity, as well as a general closure of the capital markets worldwide. In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery. After experiencing a 3.5% decrease in GDP in the last quarter of 2008 and a 0.9% decrease in GDP in the first quarter of 2009, GDP growth resumed in the second quarter of 2009, driven mostly by the strong domestic demand. The second, third and fourth quarters of 2009 had GDP increases of 1.4%, 1.7% and 2.0%, respectively. While some export-oriented companies in the raw material and certain other industries suffered revenue decreases due to decreased demand in the international markets in 2009, relatively strong domestic demand helped to reduce the impact of the global crisis on the Brazilian economy. Positive developments in the labor market and associated increases in the minimum wage, were the main drivers for the strong internal demand.

     Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer. Also, the Central Bank diminished reserve requirements and public banks increased their supply of credit. As a result, the global liquidity crisis had relatively little impact in Brazil. In addition, the credit default swap market in Brazil is still in its incipient stages and Brazilian banks may only acquire overseas credit default swaps through their non-Brazilian branches.

     To date, the principal effects of the crisis on our business have been the following:

• Increased provisioning for loan losses due to expectations of increased rates of default, particularly from our small- and medium-sized corporate borrowers since the fourth quarter of 2008 through, the third quarter of 2009;

• An increase in the cost of domestic funding resulting mainly from the unavailability of external funding; and

• A decrease in the rate of growth of credit volumes, particularly among individual borrowers in 2008 and corporate clients in 2009.

     The global financial crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, the strict compulsory deposit requirements of the Central Bank and a relatively large liquidity cushion we built up in response to the global financial crisis. We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs. At December 31, 2008 and December 31, 2009, our Basel capital adequacy ratio as measured by the Central Bank criteria was 14.7% and 25.6%, respectively. Our securities portfolio consists mainly of Brazilian government fixed income securities, and therefore we did not have a high level of exposure to the downturn in the worldwide equity markets in 2008 and the first quarter of 2009.

Acquisition of Banco Real

     On August 29, 2008, as further described in note 3 to our consolidated financial statements, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. became our wholly-owned subsidiaries pursuant to a share exchange transaction (Incorporação de Ações) approved by the shareholders of Santander Brasil, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A., roughly doubling our size in terms of total assets. Principally as a result of this transaction, the number of our active current account holders increased from approximately 3.5 million to approximately 7.7 million from June 30, 2008 to December 31, 2008, and in the same period, our distribution network increased from 1,546 branches and service site units to 3,603 branches and service site units. As of December 31, 2007, Banco Real had total assets of R$112.8 billion and shareholders’ equity of R$13.2 billion. With the integration of Banco Real and organic growth, we increased our loans and receivables from R$55.0 billion as of December 31, 2007 to R$162.7 billion as of December 31, 2008, and our total deposits increased from R$74.1 billion as of December 31, 2007 to R$182.3 billion as of December 31, 2008.

     As a consequence of this acquisition, one of the key factors to be considered when analyzing our financial condition and results of operations as of and for the years ended December 31, 2008 and 2007 and the year ended December 31, 2009 and 2008 is the consolidation of the entities of Banco Real in our financial statements since August 30, 2008. As a result, our results of operations for 2008 are not comparable to those of 2007 and our results of operations for 2009 are not comparable to 2008. In order to analyze the organic developments in our business obscured by the effect of the Banco Real acquisition, management uses and we present in this information memorandum pro forma information for the year ended December 31, 2008 as if we had consolidated Banco Real as from January 1, 2008. For a complete presentation of this pro forma information, see “Unaudited Pro Forma Consolidated Financial Information.”

     In addition, to provide meaningful disclosure with respect to our results of operations for the year ended December 31, 2008, management uses, and we present, in addition to our audited results of operations for that period, certain full year 2008 financial information excluding the results of Banco Real. Banco Real was our wholly-owned subsidiary during the last four months of 2008 and this presentation is intended only to subtract from our reported results for 2008 the amounts contributed by Banco Real. This information does not purport to represent what our results of operations would have been had we not acquired Banco Real. We have not adjusted our reported results for any expenses incurred in 2008 in connection with the acquisition of Banco Real or for any revenue synergies. Management believes that any such additional expense or revenue was not material. The following table shows our results of operations for the year ended December 31, 2008, the amounts contributed by Banco Real in that period, and our reported results less amounts contributed by Banco Real.

	For the year ended December 31, 2008

	As reported less	Banco Real	As reported

	Banco Real

	(in millions of R$)
Interest and similar income	14,694	9,074	23,768
Interest expense and similar charges	(8,023)	(4,307)	(12,330)

Net interest income	6,671	4,767	11,438
Income from equity instruments	35	2	37
Share of results of entities accounted for using the equity method	6	106	112
Fee and commission income	3,801	1,008	4,809
Fee and commission expense	(334)	(221)	(555)
Gains/losses on financial assets and liabilities (net)	333	(1,620)	(1,286)
Exchange differences (net)	300	1,176	1,476
Other operating income (expenses)	(92)	32	(60)

Total income	10,720	5,251	15,971
Administrative expenses	(4,656)	(2,529)	(7,185)
Depreciation and amortization	(656)	(190)	(846)
Provisions (net)	(1,113)	(117)	(1,230)
Impairment losses on financial assets (net):	(2,864)	(1,236)	(4,100)
Impairment losses on other assets (net)	(4)	(73)	(77)
Gains/losses on disposal of assets not classified as non-current assets held for sale	6	1	7
Gains/losses on disposal of non-current assets held for sale	25	(16)	9

Profit before tax	1,458	1,091	2,549
Income tax	(217)	47	(170)

Net income	1,241	1,138	2,379

     We are seeking to generate cumulative cost synergies from the acquisition and integration of Banco Real of approximately R$2.4 billion by December 31, 2011 as a result of applying best practices across the two banks, integrating the information technology platforms, streamlining banking operations and workforce, integrating outsourcing operations and centralizing management functions. In addition, we are targeting cumulative revenue synergies of approximately R$300 million by December 31, 2011 as a result of cross-selling opportunities arising from the integration of Banco Real and Santander Brasil and the implementation of best practices in customer care for each bank’s historical customer base. Our ability to achieve these synergy targets is subject to a number of risks and we may not realize these synergies in the timeframes or to the extent expected, if at all. See “Risk Factors—Risks Relating to Santander Brasil and the Brazilian Financial Services Industry— We may fail to recognize the contemplated benefits of the acquisition of Banco Real” and “— Other Factors Affecting Financial Condition and Results of Operations — Goodwill of Banco Real”.

Other Factors Affecting Financial Condition and Results of Operations

     As a Brazilian bank, we are strongly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated.

	Year ended December 31,

	2009	2008	2007

GDP growth(1)	(0.20)%	5.1%	5.4%
CDI rate(2)	9.88%	12.28%	11.91%
TJLP(3)	6.00%	6.25%	6.37%
SELIC rate(4)	8.75%	13.75%	11.25%
Increase (decrease) in real value against the U.S. dollar	34.20%	(24.2%)	17.2%
Selling exchange rate (at period end) R$ per U.S.$1.00	R$1.741	R$2.337	R$1.771
Average exchange rate R$ per U.S.$1.00(5)	R$ 2.00	R$1.838	R$1.786
Inflation (IGP-M)(6)	(1.70)%	9.8%	7.7%
Inflation (IPCA)(7)	4.30%	5.9%	4.5%

___________________ Sources: BNDES, Central Bank, FGV, IBGE and LCA Consultores.

(1) Revised series. Source: IBGE.

(2) The Interbank Deposit Certificate (Certificado de Depósito Interbancário, or “CDI” rate) is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3) Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4) The benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded on the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia).

(5) Average of the selling exchange rate for the last day of each month during the period.

(6) The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7) The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

     Since the implementation of an inflation targeting framework in 1999, the Central Bank has broadly reduced price volatility and inflation. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in September 2008, shortly before the recent worldwide financial crisis began. The worldwide financial crisis led to further reductions of the SELIC, which was set at 8.75% in July 2009 (its lowest historical level). The reduction in the SELIC contributed significantly to the economic recovery.

     The following table presents the low, high, average and period-end SELIC since 2005, as reported by the Central Bank. Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. At December 31, 2009, a sustained 100 basis point increase in market rates of interest along the length of the yield curve would have resulted in a R$200 million decline in net interest income over a one year period.

Year	Low	High	Average(1)	Period-End

2005	17.75	19.75	19.15	18.00
2006	13.25	18.00	15.10	13.25
2007	11.25	13.25	11.25	11.25
2008	11.25	13.75	12.54	13.75
2009	8.75	13.75	9.92	8.75
___________________ (1) Average of month-end rates during the period.

Credit Volume

     Credit volume in Brazil has strongly increased since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth. The worldwide financial crisis has affected the growth rates of consumer credit mainly in 2008 (consumer credit volumes experienced a recovery in 2009) and corporate credit mainly in 2009 (corporate credit volumes experienced strong growth in 2008). The table below presents the year-on-year nominal growth of credit, according to Central Bank figures.

	Average 2001-	2006	2007	2008	2009
	2005

Total volume of credits	15.9%	20.7%	27.8%	31.1%	15.0%
To consumers	20.2%	24.5%	32.6%	25.7%	22.7%
To corporates	13.8%	18.5%	24.9%	34.5%	10.5%

     The credit growth was lower in 2009 than in 2007 and 2008, although still robust, and the credit/GDP ratio reached 45% in 2009, compared to 34.2% in 2007 and 41.3% in 2008. This is the highest ratio ever in Brazil, but is still a relatively low ratio compared to other countries, such as, for example, Chile, where total bank credit to the private sector was equivalent to 100% of GDP in 2009, according to Chilean Central Bank statistics from September 2009.

Foreign Exchange Rates

     At December 31, 2009, we had U.S.$ 12.3 billion in foreign currency-denominated funding and U.S.$12.1 billion in foreign currency denominated assets. Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2009, we recorded foreign exchange losses of R$51.2 million due to our long position in U.S. dollar-denominated assets and the 25.5% appreciation of the real against the U.S. dollar. These losses were offset in large part by corresponding gain on derivatives entered into to hedge this exposure. Such losses are recorded under “Gains/losses on financial assets and liabilities”. In 2008, we recorded foreign exchange gains of R$1.5 billion due to our long position in U.S. dollar-denominated assets and the depreciation of the real against the U.S. dollar. This gain was offset in large part by corresponding losses on derivatives entered into to hedge this exposure. Such losses are recorded under “Gains/losses on financial assets and liabilities.”

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2003 and mid 2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.559 per US$1.00 in August 2008. In the context of the crisis in the global financial markets from mid 2008 through 2009, the real depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.337 per US$1.00 on December 31, 2008. The real recovered in the second half of 2009, reaching R$1.741 per US$1.00 at December 31, 2009, principally due to the recovery of consumer confidence, exports and foreign investment in the second half of the year.

Inflation

     The inflation rate in Brazil has been volatile in the past and at times high, but the implementation of inflation targeting policies has led to lower and more stable inflation rates. The center of the target inflation range since 2005 has been 4.5%, with a cushion of two percentage points in each direction, and the Central Bank has been successful in staying within its inflation targets.

     In 2009, the global financial crisis led to a significant reduction in commodities prices, and, therefore, reduced inflation. IPCA, the official consumer price index, reached 4.3% at year end 2009 (5.9% in 2008), and food prices rose 3.2% in 2009 (11.1% in 2008). Also, tax incentives to purchase cars and durable goods reduced the prices of these products (a 1.9% decrease in 2009, compared to a 1.0% increase in 2008) and, therefore, contributed to lower inflation, despite the monetary stimulus for domestic demand.

Reserve and Lending Requirements

     The Central Bank’s reserve and lending requirements have a significant effect on the results of operations of banks in Brazil. The raising or lowering of these requirements impacts our results of operations by limiting or increasing the amount of funds available for commercial lending operations.

     Beginning in the last quarter of 2008, the Central Bank has amended the reserve requirement rules in order to improve liquidity in Brazil’s financial system. Largely due to these amendments, our level of required reserves and lending declined from a high of R$40.0 billion (or 33% of total deposits) on September 30, 2008 to R$24.8 billion (or 22% of total deposits) on December 31, 2009 (as calculated under Brazilian GAAP). The principal changes to the required reserves were:

1. increasing the amount deductible from the Central Bank’s additional reserve requirement for savings deposits, demand deposits and time deposits from R$100 million to R$1 billion;

2. decreasing the rate applied to calculate the Central Bank’s additional reserve requirement for demand and time deposits from 8% to 4%;

3. decreasing the rate of the Central Bank’s reserve requirement for demand deposits from 45% to 42%;

4. increasing the amount deductible from legal reserve requirements for time deposits from R$300 million to R$2 billion;

5. changing the form of compulsory deposits for time deposits from 100% in government securities to 30% in government securities (40% from January 5, 2009 and 45% from September 21, 2009) and 70% in cash (60% from January 5, 2009 and 55% from September 21, 2009). The cash reserve requirement may be satisfied with interbank deposits or asset acquisitions from financial institutions having regulatory capital of less than R$2.5 billion; and

6. decreasing the rate applied to calculate the Central Bank’s reserve requirement for time deposits from 15.0% to 13.5% as from September 21, 2009.

     The following table sets forth the reserve and lending requirements to which we are subject for each category of funding.

Product	December 31, 2009	Form of Required Reserve	Yield

Demand deposits
Rural credit loans(1)	30%		6.75% p.a.
Microcredit loans(2)	2%		Cap rate: 2% p.m.
Reserve requirements	42%	Cash	Zero
Additional reserve requirements	5%	Government Bonds	Overnight Rate
Free funding(3)	21%
Savings accounts
Mortgage loans	65%		Cap of TR + 12% p.a.
Reserve requirements	20%	Cash	TR + 6.17% p.a.
Additional reserve requirements	10%	Government Bonds	Overnight Rate
Free funding(3)	5%
Time deposits
Reserve requirements	13.5%
In cash or credit(4)	7.425%	Cash or Credit	Zero for Cash
In government bonds	6.075%	Government Bonds	Overnight Rate
Additional reserve requirements	4%	Government Bonds	Overnight Rate
Free funding(3)	82.5%
___________________ (1)Rural credit loans are loans to agricultural customers, of which R$5.6 billion and R$5.1 billion were outstanding as of December 31, 2008 and December 31, 2009, respectively.
(2)Microcredit loans are loans to very small businesses, of which R$158.5 million and R$181.5 million were outstanding as of December 31, 2008 and December 31, 2009, respectively.
(3)Free funding is the amount of each category of funding we are free to use for any purpose.
(4)Includes only credit acquired up to December 31, 2009 from financial institutions having net capital of less than R$7 billion.

Taxes

     Our tax expense principally consists of two components: (1) a federal income tax and (2) a social contribution tax. The federal income tax is calculated at a rate of 15%, plus a 10% surtax assessed on taxable profits in excess of R$240 thousand per annum. The social contribution tax is calculated at a rate of 15% (for financial institutions) of certain net revenues (9% through April 30, 2008, 15% and from May 1, 2008). Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to the fair value of securities and derivatives. In addition, we are assessed PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses. Under IFRS, since PIS/COFINS taxes are assessed on the basis of certain revenues net of certain expenses, the Bank classifies these taxes as income taxes.

     A tax on financial transactions, the “IOF”, is currently paid by the customer on loans at a rate of 0.0041% per day up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction. Generally, loans with maturity of greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% . We are responsible for withholding the IOF but the tax does not affect our reported results.

     As a general rule, the Provisional Contribution on Financial Transactions (Contribuição Provisória sobre Movimentações Financeiras, or “CPMF”) has been charged at the rate of 0.38% on certain financial transactions since June 1999. On December 31, 2007, the CPMF was terminated, and since January 1, 2008, financial transactions have not been subject to the payment of CPMF. When the CPMF was effective, we were responsible for withholding the tax, but it did not affect our reported results except to a non-material extent in connection with our payment of CPMF on certain of our administrative expense payments. Such CPMF amounts are reflected under “Administrative expenses”.

Gains on Sales of Investment Securities

     Our operational results between 2007 and 2009 were affected by certain gains on sales of investment securities and participations. In 2009, we had pre-tax gains of R$3.3 billion in connection with sales of our participations and investment securities on Visanet, Companhia Brasileira de Soluções e Serviços (CBSS), TecBan, Serasa S.A. and BM&FBovespa; these gains were offset by the increase in our provisions for contingencies. In 2008 and 2007, we had pre-tax gains of R$88 million and R$693 million, respectively, excluding Banco Real, in connection with sales of investment securities, including shares in BM&F, BOVESPA and Serasa S.A.

Cayman Offshore Hedging

     We operate a branch in Grand Cayman which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Our investment in the Grand Cayman branch is denominated in U.S. dollars in the amount of U.S.$2.6 billion as of December 31, 2008 and U.S.$3.0 billion as of December 31, 2009. We hedge the resulting U.S. dollar-denominated exposure through transactions in U.S. dollar futures. Our position in U.S. dollar futures as of December 31, 2008 was U.S.$1.4 billion and as of December 31, 2009 was U.S.$1.9 billion. Changes in the fair value of these futures are reflected under gains and losses on financial assets. Under Brazilian income tax rules, the gain resulting from the impact of a devaluation of the real on our U.S. dollar-denominated investment in the Cayman Island branch is non-taxable and the loss resulting from the impact of an appreciation of the real is not deductible. This tax treatment results in volatility in the income tax items in our income statement. This asymmetry is offset by our hedging results because our derivative positions generate losses (tax deductible) in the case of devaluation of the real and gains (taxable) in the case of appreciation. As a result, the after-tax effect of these derivative positions provides a hedge against the tax foreign currency exposure resulting from our Cayman Island investment (that is, the R$721 million after-tax effect of the hedge at December 31, 2009 offsets the R$721 million tax effect of our Cayman exposure at that date). This investment and our related hedging transactions will continue to result in variations in our effective tax rate.

Goodwill of Banco Real

     The potential impairment of goodwill relating to Banco Real may be an important factor affecting our results of operations in future periods. We generated goodwill of R$27.5 billion as a result of the acquisition of Banco Real. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. For this purpose, in 2009, management estimates and assumptions are subject to several factors including: (i) macroeconomic projections of interest rates, inflation exchange rates and others; (ii) the conduct and growth estimates; (iii) increased costs, returns, synergies and investment plans; (iv) the behavior of customers; and (v) growth rates and adjustments applied to future cash flows. We did not identify any impairment to the goodwill relating to Banco Real in 2009. In 2008, due to the recent incorporation of Banco Real into the group and the results of the related market value calculation and purchase price allocation valuation recently performed, the Bank did not detect, and therefore did not recognize, any impairment losses. We may be required to record an impairment charge in the future if management determines that there is objective evidence of impairment. Any impairment in goodwill relating to the Banco Real acquisition will be reflected in our income statement under impairment losses on other assets (net). See “—Critical Accounting Policies—Impairment”. For tax purposes, goodwill is amortized over a seven year period.

Critical Accounting Policies

General

     Our principal accounting policies are described in note 2 to our consolidated audited financial statements included elsewhere in this information memorandum. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, these accounting estimates could have a material impact on our financial condition and results of operations.

     Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change. Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Fair value of financial instruments

     We record financial assets and liabilities as financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives at fair value on the balance sheet. The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

     If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

     We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures, equity options, and equity swaps. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

• The present value method for valuing financial instruments permitting static hedging (principally forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

• Each of the present value method and the Black-Scholes model is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. For more structured instruments that require dynamic hedging, the Heath-Jarrow-Morton model is used. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

• We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives). In the case of non-linear instruments, if they are exposed to portfolio credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used in the Standard Gaussian Copula model are generally data relating to individual issuers in the portfolio and correlations thereto. The main inputs used in determining the underlying cost of credit for credit risk derivatives are quoted credit spreads, and the correlation between individual issuers’ quoted credit derivatives.

• The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

     See note 2d (iii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Allowance for credit losses

     We assess financial assets accounted for at amortized cost for objective evidence of impairment. Any resulting allowances for credit losses are recognized and measured in accordance with IAS 39. Credit losses exist if the carrying amount of an asset or a portfolio of assets exceeds the present value of the estimated future cash flows.

     We cover losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

     We use the concept of incurred loss to quantify the cost of the credit. Incurred loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

     The credit portfolio is broken down, identifying clusters that show, within each cluster, homogeneous levels in the estimated parameters of probability of default, or “PD”, and loss given default, or “LGD”, and stability on those parameters for a period of historical data of five years for PD and seven years for the LGD. Each of these clusters demonstrates distinct levels of these parameters.

     For each business segment, incurred loss is calculated by using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

     Exposure at default or “EAD” is the amount of risk exposure at the date of default by the counterparty.

     In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

     Probability of default, or “PD”, is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

     PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default includes amounts past due by 90 days or more and cases in which there are no arrears but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

     Loss given default, or “LGD”, is the loss arising in the event of default.

     LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

     Our methodology for determining the allowance in respect of incurred losses that have not been specifically identified seeks to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate, based on our past experience, will manifest within one year from the balance sheet date. We refer to such impairment as inherent losses in the context of our internal credit loss allowance models.

     The approach described above is used as a general rule and covers almost the entire portfolio. However, for low default portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, we use data contained in the credit derivative spreads to estimate the expected loss discounted by the market and break it down into PD and LGD.

Impairment

     Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

     We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

     All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

     Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

     Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.

Retirement Benefit Obligations

     The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19. For defined contribution plans, the pension cost recognized in the consolidated income statement represents the contribution payable to the scheme. For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary using the projected unit credit method. This cost is charged annually to the consolidated income statement.

     The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

  assumed interest rates;
  mortality tables;
  annual social security pension revision rate;
  price inflation;
  annual salary growth rate, and
  the method used to calculate vested commitments to current employees.

     The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized as a liability in the balance sheet.

     Further information on retirement benefit obligations is set out in notes 2 and 21 to our consolidated financial statements.

Results of Operations

     We are a financial group whose main business focus is commercial banking, complemented by global wholesale banking, asset management and insurance businesses.

     Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities, from our trading activities in such securities and derivatives, by buying and selling these instruments to take advantage of current and/or expected differences between purchase and sale prices, and from entering into derivative transactions with customers on which we hedge our market risk exposure and earn a spread.

     Another source of income is the fees and commissions that we earn from the different banking and other financial services that we provide, including credit and debit cards, insurance sales, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, and from our mutual and pension funds management services.

     In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

     As a consequence of our acquisition of Banco Real in August 2008, our results of operations for the year ended December 31, 2008 and 2009 are not comparable. In order to analyze the organic developments in our business we discuss pro forma information for the year 2008 as if we had consolidated Banco Real as from January 1, 2008. For a complete presentation of this pro forma information, see “Unaudited Pro Forma Consolidated Financial Information”.

	For the year ended December 31,

		2008			% Change
		(pro			(pro
	2009	forma)	2008	% Change	forma)	Change	2008

	(in millions of R$)
Net interest income	22,167	19,231	11,438	94%	15%	2,936	10,729
Income from equity instruments	30	39	37	(19%)	(23%)	(9)	(7)
Net fees and commissions	6,238	5,866	4,254	47%	6%	372	1,984
Share of results of entities accounted for using the equity method.	295	305	112	163%	(3%)	(10)	183
Gains/losses on financial assets and liabilities (net)	2,716	(484)	(1,286)	n.a	n.a	3,200	4,002
Exchange differences (net)	(51)	1,261	1,476	n.a	n.a	(1,312)
Other operating income (expenses)	(115)	(75)	(60)	94%	55%	(41)	(56)
Gross income	31,280	26,143	15,971	96%	20%	5,136
Administrative expenses	(10,947)	(11,532)	(7,185)	52%	(5%)	585	(3,762)
Depreciation and amortization	(1,249)	(1,236)	(846)	48%	1%	(13)	(403)
Provisions (net)	(3,481)	(1,702)	(1,230)	183%	105%	(1,779)	(2,251)
Impairment losses on financial assets (net)	(9,966)	(6,570)	(4,100)	143%	52%	(3,397)	(5,868)
Impairment losses on other assets (net)	(901)	(85)	(77)	n.a	n.a	(816)	(824)
Gains/losses on disposal of assets not classified as non-current assets held for sale	3,369	32	7	n.a	n.a	3,337	3,362
Gains/losses on disposal of non-current assets held for sale	32	22	9	269%	55%	12	25
Profit before tax	8,137	5,072	2,549	219%	60%	3,065	5,588
Taxes	(2,629)	(1,159)	(170)	n.a	127%	(1,470)	(2,459)
Net income	5,508	3,913	2,379	132%	41%	1,595	3,129

Summary

     Net income for the year ended December 31, 2009 was R$5.5 billion, a 132%, or R$3.1 billion increase from R$2.4 billion for the year ended December 31, 2008. The increase was mainly due to the consolidation of Banco Real in our financial statements. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net income for the year ended December 31, 2009 increased by 41% compared to R$3.9 billion for the year ended December 31, 2008. This increase was mainly due to:

• Capital gains of R$3.4 billion realized upon the sale of part of equity participations in our portfolio, principally the sale of our interests in Visanet (now named Cielo), partially offset by an increase in provisions for contingencies;

• An increase of 12.4% in average credit volumes and a resulting increase in revenues from lending operations. The credit market in Brazil continued to grow in 2009, although at a slower pace than in previous years. Credit balances at December 31, 2009 were 15% higher than at December 31, 2008;

• A R$3.4 billion increase in credit impairment losses driven by deteriorating economic conditions; and

• Increased gains on financial assets in 2009.

Net Interest Income

     Santander Brasil’s net interest income in 2009 was R$22.2 billion, a 94% or R$10.7 billion increase from R$11.4 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income in 2009 increased by 15% compared to R$19.2 billion in 2008. This increase was mainly due to growth in our lending activities, in addition to an increase in the average spread of our credit assets over interbank rates.

     Average total earning assets in 2009 were R$229.5 million, a 72% or R$95.8 million increase from R$133.7 million in 2008. The principal drivers of this increase were (i) the acquisition of Banco Real and (ii) an increase in average loans and advances to customers. The increase in loans and advances was driven by an increase in corporate lending, principally trade finance in our Global Wholesale Banking segment, as well as an increase in retail lending mainly driven by an increase in mortgage lending and an increase in unsecured personal credit. The growth in mortgage lending was in line with the growth of this product in the Brazilian market as the housing credit market is still very incipient in Brazil in comparison with more mature economics. The increase in personal credit was else in line with market trends in Brazil.

     Average total interest bearing liabilities in 2009 were R$184.3 million, a 68% or R$74.9 million increase from R$109.4 million in 2008. The principal driver of this increase was an increase in time deposits. This growth resulted from a movement of customer funds out a mutual funds and other similar vehicles into lower risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions.

     Those average earning assets and bearing liabilities include only the information of Banco Real since September 2008. Net interest income also benefited from a 20 basis point increase in the spread of the average yield earned on our interest earning credit assets over the average CDI rate, which is a proxy for the cost of interbank funding. This spread is the way we evaluate the yield earned on our assets. The increase in this spread reflects increase in market credit risk that we bear as a result of economic and credit conditions arising from the recent economic crisis, offset in part by a relative decrease in the percentage of our total portfolio comprised of higher-risk retail lending.

Net Fees and Commission Income

     Net fees and commission income in 2009 was R$6.2 billion, a 47% or R$2.0 billion increase from R$4.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income in 2009 increased by 6% compared to R$5.9 billion in 2008. This increase was mainly due to a R$198 million growth in the sale of insurance and capitalization and a R$166 million increase in commissions on credit and debit cards.

     The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2009 and 2008 (on a pro forma basis).

	Year ended December 31,

	December 2009	December 2008	% Change

	(in millions of R$)
Banking fees	2,458	2,376	3%
Receiving Services	502	442	14%
Sale of insurance	1,042	844	23%
Investment funds	737	830	(11)%
Credit and debit cards	782	616	27%
Capital markets	539	413	31%
Trade finance	384	397	(3)%
Tax on services	(350)	(351)	(0)%
Others	144	299	(52)%

Total	6,238	5,866	6%

Share of Results of Entities Accounted for using the Equity Method

     Share of results of entities accounted for using the equity method in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008 This increase was mainly due to gains of R$126 million from ABN Dois Participações, R$110 million of which was due to the sale of Real Capitalização business, to our affiliate Santander Seguros. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method in 2009 decreased 3% compared to R$305 million in 2008.

Gains (Losses) on Financial Assets and Liabilities (Net)

     Gains (losses) on financial assets and liabilities (net) in 2009 were gains of R$2.7 billion, a R$4.0 billion increase from losses of R$1.3 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) in 2009 increased R$3.2 billion compared to losses of R$484 million in 2008. An amount of R$1.3 billion of these gains relate to foreign currency derivatives entered into to hedge our exposure and were partially offset by foreign exchange losses recorded under exchange differences. In addition, the increase was driven by a R$1.7 billion increase in gains on our Cayman Islands investment hedge and R$126 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BOVESPA and BM&F offset in part by a R$76 million decrease in results from our proprietary trading activities. As noted above under “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”, changes in our Cayman Islands investment hedge are offset by corresponding change in our income tax rate. See “—Income Tax” below.

Exchange Differences (Net)

     Exchange differences (net) in 2009 were a loss of R$51 million, a R$1.5 billion decrease from a gains of R$1.5 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, exchange differences (net) in 2009 decreased R$1.3 billion compared to a gain of R$1.3 billion in 2008 due primarily to the average appreciation of the real against the U.S. dollar for the year ended December 31, 2009 compared to the year ended December 31, 2008. These losses were largely offset by gains on derivative transactions settled to hedge our foreign currency exposure. See “— Gains (Losses) on Financial Assets and Liabilities (Net)” above.

Other Operating Income (Expenses)

     Other operating income (expenses) in 2009 was expense of R$116 million, compared to expense of R$60 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating expenses in 2009 increased by R$41 million to expenses of R$75 million in 2008. This change was mainly due to declines in fees relating to auto loan originations and declines in banking fees for checking accounts and lending/leasing commissions due to limits imposed by the Central Bank starting in May 2008.

Administrative Expenses

     Administrative expenses changed from R$7.2 billion in 2008, or R$11.5 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, to R$10.9 billion in 2009. The decrease on a pro forma basis was primarily due to the cost synergies which were created as a result of the merger between Santander Brasil and Banco Real, particularly from personnel reductions, offset in part by salary increases tied to inflation. As a result, our efficiency ratio, which we calculate as administrative expenses divided by total income, decreased from 44% for the year ended December 31, 2008 on a pro forma basis to 34.7% for the year ended December 31, 2009.

Personnel expenses

The following table sets forth personnel expenses for each of the periods indicated,

	Year ended December 31,

		2008
	2009	(pro forma)

	(in millions of R$)
Salaries	3,364	3,571
Social Security	971	944
Benefits	749	678
Training	88	85
Others	339	396

Total	5,511	5,674

Provisions (Net)

     Provisions principally include provisions for labor and tax contingencies, civil claims, and especially for labor claims. Provisions (net) was R$3.5 billion for the year ended December 31, 2009, compared to R$1.2 billion for the year ended December 31, 2008, or R$1.7 million on a pro forma basis. This increase reflected increased provisions for labor and civil claims and provisions for restructuring costs associated with the Banco Real acquisition.

Impairment Losses on Financial Assets (Net)

     Impairment losses on financial assets (net) in 2009 were R$10.0 billion, a 143.3% or R$5.9 billion increase from R$4.1 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) in 2009 increased 51.9% compared to R$6.6 billion in 2008, mainly due to a 0.2% decrease in GDP in 2009 as compared to 2008, and higher unemployment rates.

     Although the international financial crisis commenced in the second half of 2008, its major effects in terms of increasing default rates and deterioration of our credit portfolio occurred through the third quarter of 2009, when default rates reached their peak. In the fourth quarter of 2009, default rates started to decrease, reaching levels closer to those observed before the crisis.

     The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2009 and December 31, 2008.

	As of December 31,

	2009	2008

	(in millions of R$, except for percentages)
Computable credit risk (1)	159,362	164,695
Non-performing assets	9,899	7,730
Allowances for non-performing assets	10,070	8,181
Ratios
Non-performing assets to computable credit risk	6.2%	4.7%
Coverage ratio (2)	101.7%	105.8%

(1) Computable credit risk is the sum of the face amounts of loans and leases (including non‑performing assets but excluding country risk loans), guarantees and documentary credits.

(2) Allowances for credit losses as a percentage of non‑performing assets.

     The following table shows our non-performing assets by type of loan at December 31, 2009 and December 31, 2008.

	At December 31,

	2009	2008

	(in millions of R$)
Impaired Assets by type of customer
Commercial, financial and industrial	3,618	2,730
Real estate – mortgage	109	74
Installment loans to individuals	5,335	4,528
Lease financing	837	398

Total	9,899	7,730

Commercial, financial and industrial

     Non-performing assets in commercial, financial and industrial loans increased by R$888 million from December 31, 2008 to December 31, 2009, primarily as a result of the effects of the financial crisis, principally on small- and medium-sized corporate and export-oriented borrowers.

Real estate – mortgage

     Non-performing assets in real estate – mortgage loans remained stable, with an increase of R$35 million from December 31, 2008 to December 31, 2009.

Installment loans to individuals

     Non-performing assets in installment loans to individuals increased by R$807 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and increase in the unemployment rate.

Lease financing

     Non-performing loans in lease financing decreased by R$439 million from December 31, 2008 to December 31, 2009, mainly as a result of the decrease in consumption and an increase in the unemployment rate.

Impairment Losses on Other Assets (Net)

     Other impairment losses on other assets (net) in 2009 were R$901 million, a R$824 million increase from R$77 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) in 2009 increased R$816 million compared to R$85 million in 2008. This increase was mainly due to increases in impairment on real properties as a result of closing certain of our office buildings in connection with the expected move to our new headquarters.

Income Tax

     Income tax was R$2.6 billion in 2009, a 1,445% or R$2.5 billion increase from R$170 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, income tax in 2009 increased 127% compared to R$1.2 billion in 2008. Our effective tax rates in 2009 and 2008 (on a pro forma basis), were 32% and 23%, respectively. In 2009, the 25% valuation of the real against the dollar on the net equity of our Cayman Island branch, and the positive hedge results, caused an increase of R$1.2 billion in the tax expenses, compared to the reduction of R$732 million in 2008. See “—Other Factors Affecting Financial Condition and Results of Operations—Cayman Offshore Hedging”. On the other hand, the tax expenses were reduced by R$1.3 billion due to an increase in deductible goodwill amortization, compared to R$418 million in 2008.

Results of Operations by Segment for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

     The following tables present an overview of certain income statement data for each of our operating segments for the year ended December 31, 2009 and 2008.

	For the year ended December 31, 2009

					Asset
			Global		Management
	Commercial	% of	Wholesale	% of	and	% of
	Banking	Total	Banking	Total	Insurance	Total	Total

	(thousands of R$, except percentages)
	(condensed income statement)
Net interest income	20,260	91.4%	1,767	8.0%	140	0.6%	22,167
Income from equity instruments	30	100.0%	0	0.0%	0	0.0%	30
Share of results of entities accounted for using the equity method.	295	100.0%	0	0.0%	0	0.0%	295
Net fee and commission income.	4,970	79.7%	863	13.8%	405	6.5%	6,238
Gains/losses on financial assets and liabilities	1,751	65.7%	859	32.2%	54	2.0%	2,665
						-
Other operating income/(expenses) .	(281)	242.4%	(23)	19.4%	188	161.9%	(116)
Personnel expenses	(4,972)	90.2%	(474)	8.6%	(65)	1.2%	(5,511)
Other administrative expenses	(5,213)	95.9%	(175)	3.2%	(48)	0.9%	(5,436)
Depreciation and amortization of tangible and intangible assets	(1,176)	94.2%	(39)	3.1%	(34)	2.7%	(1,249)
Impairment losses on financial assets (net)	(9,884)	99.2%	(83)	0.8%	0	0.0%	(9,967)
Provisions (net)	(3,390)	97.4%	(45)	1.3%	(46)	1.3%	(3,481)
Impairment losses on non-financial assets (net)	(900)	99.8%	0	0.0%	(1)	0.2%	(901)
Other non-financial gains/(losses)	3,403	100.0%	0	0.0%	0	0.0%	3,403
Profit (loss) before tax	4,894	60.1%	2,651	32.6%	592	7.3%	8,137

	For the year ended December 31, 2008 (Pro Forma)

					Asset
			Global		Management
	Commercial	% of	Wholesale	% of	and	% of
Pro Forma	Banking	Total	Banking	Total	Insurance	Total	Total

	(thousands of R$, except percentages)
	(condensed income statement)
Net interest income	17,719	92.1%	1,440	7.5%	72	0.4%	19,231
Income from equity instruments	39	100.0%	0	0.0%	0	0.0%	39
Share of results of entities accounted for using the equity method	305	100.0%	0	0.0%	0	0.0%	305
Net fee and commission income	4,866	83.0%	641	10.9%	358	6.1%	5,866
Gains/losses on financial assets and liabilities	(27)	-3.4%	797	102.5%	7	0.9%	777

	For the year ended December 31, 2008 (Pro Forma)

					Asset
			Global		Management
	Commercial	% of	Wholesale	% of	and	% of
Pro Forma	Banking	Total	Banking	Total	Insurance	Total	Total

	(thousands of R$, except percentages)
	(condensed income statement)
Other operating income/(expenses)	(8)	11.2%	(66)	88.3%	(0)	0.5%	(75)
Personnel expenses	(4,998)	88.1%	(623)	11.0%	(53)	0.9%	(5,674)
Other administrative expenses	(5,621)	96.0%	(207)	3.5%	(30)	0.5%	(5,858)
Depreciation and amortization of tangible and intangible assets	(1,160)	93.8%	(72)	5.8%	(4)	0.4%	(1,236)
Impairment losses on financial assets (net)	(6,533)	99.4%	(37)	0.6%	0	0.0%	(6,570)
Provisions (net)	(1,631)	95.9%	(38)	2.3%	(32)	1.9%	(1,702)
Impairment losses on non-financial assets (net)	(85)	100.0%	0	0.0%	(0)	0.0%	(85)
Other non-financial gains/(losses)	54	100.0%	0	0.0%	0	0.0%	54
Profit (loss) before tax	2,919	57.6%	1,835	36.2%	317	6.3%	5,072

     The following tables show our results of operations for the year ended December 31, 2009 and 2008 (actual results and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008), for each of our operating segments.

Commercial Banking	For the year ended December 31,

	2009	2008	2008

	(pro forma)
	(in thousands of R$)
Net interest income	20,260	1,719	10,192
Income from equity instruments	30	39	37
Share of results of entities accounted for using the equity method	295	305	112
Net fee and commission income	4,970	4,866	3,602
Gains/losses on financial assets and liabilities (net)	1,751	(27)	(358)
Other operating income (expenses)	(281)	(8)	(22)
Gross income	27,026	22,894	13,564
Personnel expenses	(4,972)	(4,998)	(3,105)

Other administrative expenses	(5,213)	(5,621)	(3,485)
Depreciation and amortization of tangible and intangible
assets	(1,176)	(1,160)	(798)
Provisions (net)	(3,390)	(1,631)	(1,161)
Impairment losses on financial assets (net):	(9,884)	(6,533)	(4,076)
Impairment losses on other assets (net)	(900)	(85)	(77)
Other non-financial gains (losses)	3,403	54	16
Profit (loss) before tax	4,894	2,919	878

Global Wholesale	For the year ended December 31,

	2009	2008	2008

	(pro forma)
	(in thousands of R$)
Net interest income	1,767	1,440	1,214
Income from equity instruments	0	0	0
Share of results of entities accounted for using the equity
method	0	0	0
Net fee and commission income	863	641	449
Gains/losses on financial assets and liabilities (net)	859	797	541
Other operating income (expenses)	(22)	(66)	(38)
Gross income	3,467	2,811	2,166
Personnel expenses	(474)	(623)	(404)
Other administrative expenses	(175)	(207)	(130)
Depreciation and amortization of tangible and intangible assets	(39)	(72)	(44)
Provisions (net)	(45)	(38)	(39)
Impairment losses on financial assets (net):	(83)	(37)	(23)
Impairment losses on other assets (net)	0	0	0
Other non-financial gains (losses)	0	0	0
Profit (loss) before tax	2,651	1,835	1,526

Asset Management and Insurance	For the year ended December 31,

	2009	2008	2008

	(pro forma)
	(in thousands of R$)
Net interest income	140	72	33
Income from equity instruments	0	0	0
Share of results of entities accounted for using the equity
method	0	0	0
Net fee and commission income	405	358	202
Gains/losses on financial assets and liabilities (net)	54	7	7
Other operating income (expenses)	188	(0)	(0)
Gross income	787	437	242
Personnel expenses	(65)	(53)	(40)
Other administrative expenses	(49)	(30)	(22)
Depreciation and amortization of tangible and intangible assets	(34)	(4)	(4)
Provisions (net)	(46)	(32)	(31)
Impairment losses on financial assets (net):	0	0	0
Impairment losses on other assets (net)	(1)	(0)	(0)
Other non-financial gains (losses)	0	0	0
Profit (loss) before tax	592	317	145

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

     Profit before income tax attributed to the Commercial Banking segment in 2009 was R$4.9 billion, a R$4.1 billion increase from R$878 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Commercial Banking segment in 2009 increased R$2.0 billion compared to R$2.9 billion in 2008.

Net Interest Income

     Net interest income for the Commercial Banking segment in 2009 was R$20.3 billion, a 99% or R$10.1 billion increase from R$10.2 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Commercial Banking segment in 2009 increased 14% compared to R$17.7 billion in 2008. This increase was mainly due to increased average balances of loans and an increase in the average spread of our credit assets over interbank rates.

Share of Results of Entities Accounted for using the Equity Method

     Share of results of entities accounted for using the equity method for the Commercial Banking segment in 2009 was R$295 million, a R$183 million increase from R$112 million in 2008. This increase was mainly due to gains of R$126 million from ABN Dois Participações related to the sale of Real Capitalização to Santander Seguros. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, share of results of entities accounted for using the equity method for the Commercial Banking segment in 2009 decreased 3% compared to R$305 million in 2008.

Net Fee and Commission Income

     Net fees and commission income for the Commercial Banking segment in 2009 were R$5.0 billion, a 38% or R$1.4 billion increase from R$3.6 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Commercial Banking segment in 2009 increased 2% compared to R$4.9 billion in 2008. This limited growth was mainly due to restrictions imposed by our regulators starting in April 2008, which had a negative effect on our banking fees.

Gains/(Losses on banking fees) on Financial Assets and Liabilities

     Gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 were gains of R$1.8 billion, a R$2.1 billion increase from losses of R$358 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Commercial Banking segment in 2009 increased R$1.8 billion compared to losses of R$27 million in 2008. These gains were partially offset by losses recorded under exchange differences and resulting from our foreign currency exposure. The increase in gains in the prior period principally reflected a R$1.8 billion increase in gains on our Cayman Islands investment hedge, which was offset by an increase in income tax expenses, and a R$126 million increase in proceeds from the sale of long-term investments upon the sale of part of our interests in BOVESPA and BM&F in 2008 and 2009.

Other Operating Income/(Expenses)

     Other operating income (expenses) for the Commercial Banking segment in 2009 were expenses of R$281 million, compared to expense of R$22 million 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Commercial Banking segment in 2008 amounted to an expense of R$8 million. This change was mainly a result of declines in banking fees for checking accounts and lending/leasing commissions due to limits imposed by the Central Bank starting in May 2008.

Personnel Expenses

     Personnel expenses for the Commercial Banking segment increased from R$3.1 billion for the year ended December 31, 2008 to R$5.0 billion in 2009, a 60% or R$1.9 billion increase. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Commercial Banking segment in 2008 decreased from R$4,998 million to R$4,972 million in 2009, a 1% or R$26 million decrease, reflecting the cost synergies resulting from the merger of Santander Brasil and Banco Real partially offset by higher personnel expenses in line with historical trends of salary increases tied to inflation.

Other General Administrative Expenses

     Other general administrative expenses for the Commercial Banking segment increased from R$3.5 billion in 2008 to 5.2 billion in 2009, a 49% or R$1.7 billion increase. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Commercial Banking segment in 2008 decreased from R$5.6 billion to R$5.2 billion in 2009, a 7% or R$408 million decrease, primarily due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

     Impairment losses on financial assets (net) for the Commercial Banking segment in 2009 were R$9.9 billion, a 142% or R$5.8 billion increase from R$4.1 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Commercial Banking segment in 2009 increased 51% compared to R$6.6 billion in 2008. This increase was mainly due to the deteriorating credit quality caused by worsening economic conditions in Brazil in the second half of 2008 and the first three quarters of 2009.

Provisions (Net)

     Provisions principally include provisions for labor and tax contingences. Provisions (net) for the Commercial Banking segment were R$3.4 billion in 2009, compared to R$1.2 billion in 2008 or R$1.6 billion on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008. This increase reflected increased provisions for labor and civil claims and provisions restructuring costs associated with the Banco Real Acquisition.

Impairment Losses on Non-Financial Assets (Net)

     Other impairment losses on other assets (net) for the Commercial Banking segment in 2009 were R$900 million, a R$822 million increase from R$77 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on other assets (net) for the Commercial Banking segment in 2009 increased 959% compared to R$85 million in 2008. This increase was mainly due to increases in impairment on real properties as a result of closing certain of our office buildings in connection with the expected move to our new headquarters.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

     Profit before income tax attributed to the Global Wholesale Banking segment in 2009 was R$2.6 billion, a 73% or R$1.1 billion increase from R$1.5 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Global Wholesale Banking segment in 2009 increased 44% compared to R$1.8 billion in 2008.

Net Interest Income

     Net interest income for the Global Wholesale Banking segment in 2009 was R$1.8 billion, a 45% or R$553 million increase from R$1.2 billion in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Global Wholesale Banking segment in 2009 increased 23% compared to R$1.4 billion in 2008, reflecting growth in the credit portfolio of our GB&M customers, principally trade finance.

Net Fee and Commission Income

     Net fees and commission income for the Global Wholesale Banking segment in 2009 was R$863 million, a 92% or R$414 million increase from R$449 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Global Wholesale Banking segment in 2009 increased 35% compared to R$641 million in 2008. This increase was mainly due to an increase in trade finance business commissions resulting from a higher volume of transactions in 2009.

Gains/(Losses) on Financial Assets and Liabilities

     Gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 were gains of R$859 million, a 59% or R$319 million increase from gains of R$541 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains (losses) on financial assets and liabilities (net) for the Global Wholesale Banking segment in 2009 increased 8% compared to gains of R$797 million in 2008. This increase was mainly due to a R$138 million increase in earnings from our proprietary treasury business, partially offset by losses of R$76 million in derivatives transactions for our customers.

Other Operating Income/(Expenses)

     Other operating income (expenses) for the Global Wholesale Banking segment in 2009 was expense of R$23 million, compared to expense of R$38 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other operating income (expenses) for the Global Wholesale Banking segment in 2009 decreased 66% compared to expense of R$66 million in 2008.

Personnel Expenses

     Personnel expenses for the Global Wholesale Banking segment increased from R$404 million in 2008 to R$474 million in 2009, a 17% or R$71 million increase. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Global Wholesale Banking segment in 2009 decreased 24% compared to R$623 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Other General Administrative Expenses

     Other general administrative expenses for the Global Wholesale Banking segment increased from R$130 million in 2008 to R$175 million in 2009, a 35% increase. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, other general administrative expenses for the Global Wholesale Banking segment in 2009 decreased 15% compared to R$207 million in 2008, mainly due to cost synergies resulting from the merger of Santander Brasil and Banco Real.

Impairment Losses on Financial Assets (Net)

     Impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2009 with losses of R$83 million, a R$60 million increase in losses from R$23 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, impairment losses on financial assets (net) for the Global Wholesale Banking segment in 2008 were losses of R$37 million.

Provisions (Net)

     Provisions (net) for the Global Wholesale Banking segment were losses of R$45 million in 2009, compared to losses of R$39 million in 2008 and on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008. Provisions principally include provisions for labor and tax contingencies.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2009 Compared to the Year ended December 31, 2008

Summary

     Profit before income tax attributed to the Asset Management and Insurance segment in 2009 was R$592 million, a 308% or R$447 million increase from R$145 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, profit before income tax attributed to the Asset Management and Insurance segment in 2009 increased 86% compared to R$317 million in 2008. On August 14, 2009, our shareholders transferred certain Brazilian asset management and insurance companies that were previously owned by Santander Spain to Santander Brasil through a series of share exchange transactions (incorporação de ações) in order to consolidate all of the Santander Group's Brazilian insurance and asset management operations into Santander Brasil. See “Summary—Recent Events” and “Business—Asset Management and Insurance”. The results of operation for our asset management and insurance segment the results of these companies as from June 30, 2009.

Net Interest Income

     Net interest income for the Asset Management and Insurance segment in 2009 was R$140 million, a 326% or R$107 million increase from R$33 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net interest income for the Asset Management and Insurance segment in 2009 increased 93% compared to R$72 million in 2008. This increase was mainly due to the integration of the asset management and insurance operations transferred to us in August 2009.

Net Fee and Commission Income

     Net fees and commission income for the Asset Management and Insurance segment in 2009 were R$405 million, a 100% or R$202 million increase from R$202 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, net fees and commission income for the Asset Management and Insurance segment in 2009 increased 13% compared to R$358 million in 2008. In addition, the level of net fees and commission income increased mainly due to an increase in net commissions on the sale of insurance. This increase is mainly due to the integration of the asset management and insurance transferred to us in August 2009.

Gains/(Losses) on Financial Assets and Liabilities

     Gains (losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 were gains of R$54 million, a 672% or R$47 million increase from R$7 million in 2008. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, gains/(losses) on financial assets and liabilities (net) for the Asset Management and Insurance segment in 2009 increased R$47 million compared to R$7 million in 2008. This increase is mainly due to integration of the asset management and insurance transferred to us in August 2009.

Other Operating Income/(Expenses)

     Other operating income (expenses) for the Asset Management and Insurance segment in the year ended December 31,2009 presented an income of R$188 million, a R$ 188 million increase compared to an expense of R$0 in the year ended December 31, 2008. This increase was due to the integration of the asset management and insurance operations transferred to us in August 2009.

Personnel Expenses

     Personnel expenses for the Asset Management and Insurance segment increased from R$40 million in 2008 to R$65 million in 2009, a 64% or R$25 million decrease. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008, personnel expenses for the Asset Management and Insurance segment in 2009 increased 22% compared to R$53 million in 2008, mainly due to cost synergies from the acquisition of Banco Real. This increase is mainly due to the incorporation of Asset and Insurance operations in August 2009, partially offset by the cost synergies resulting from the merger of Santander Brasil and Banco Real.

Other General Administrative Expenses

     Other general administrative expenses for the Asset Management and Insurance segment increased from R$22 million in 2008 to R$48 million in 2009, a 119% or R$26 million increase. On a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008 other general administrative expenses increased 60% compared to R$30 million in 2008, mainly due to cost synergies from the acquisition of Banco Real. This increase is mainly due to the integration of the asset management and insurance operations transferred to us in August 2009, offset by the gains from the acquisition of Banco Real.

Provisions (Net)

     Provisions (net) for the Asset Management and Insurance segment were R$46 million in 2009 compared to R$31 million in 2008 or R$32 million on a pro forma basis as if the acquisition of Banco Real had occurred as of January 1, 2008. Provisions principally include provisions for labor and tax contingencies. This increase was mainly due to the incorporation of the Asset and Insurance operations in August 2009.

New Accounting Pronouncements

Adoption of new standards and interpretations

     All standards and interpretations which came into force were adopted by the Bank in 2009. The following are the standards and interpretations applicable to the Bank and adopted in 2009:

     Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, as described below. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. With respect to “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

     Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which may be used to refer to the financial statements is as follows:

  The balance sheet becomes the statement of financial position.
  The statement of recognized income and expense becomes the statement of comprehensive income.
  The statement of cash flows remains the same.

     In preparing these financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008.

     Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the amendments, these instruments are presented as equity provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

     Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

     Amendment to IFRS 7 Financial Instruments: the objective of this amendment aims to increase disclosure requirements, including the requirements for disclosure of fair value measurements and liquidity risk.

     Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. These amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

     IFRIC 13 Customer Loyalty Programmes: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

     Amendments to IAS 39, Eligible Hedged Items: These amendments establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedge instrument.

     IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

     IFRS 2, ‘Share-based payment’ – Vesting conditions and cancellations The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

     Improvements to IFRS' were issued in May 2008. The improvements contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. 'Improvements to IFRS' comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the above-mentioned standards and interpretations did not have a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2009

     The Bank has not yet adopted the following new or revised IFRS standards or interpretations, which have been issued but their effective date is subsequent to the date of our consolidated financial statements:

     IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) all financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transactions costs; (ii) new requirements for classifying and measuring financial assets – the standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortized cost and fair value; (iii) the IAS 39’s available for sale and held to maturity categories were eliminated; and (iv) the embedded derivatives concept of IAS 39 is not included in IFRS 9.

     Amendments to IFRS 2 – The amendments to IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

     Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements – introduce significant changes in several matters relating to accounting for business combinations, and are only applied prospectively. These changes include the following: (i) acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; (ii) in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and (iii) there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

     Revision to IAS 32: Classification of Rights Issues - Under the amendment to IAS 32 rights, options and warrants – otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

     IAS 38 Intangible Assets – Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

     IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

     IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction – This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognize prepayments of minimum funding contributions as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011. The Bank’s management estimates that the application of the amendments of IFRIC 14 will not have a material effect on the Bank’s financial condition or results of operations.

     IFRIC 17 Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

     IFRIC 18 Transfers if Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from "customers" and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

     Improvements to IFRS ‘Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. No material changes to accounting policies are expected as a result of these amendments.

     Revision of IFRS 5 Non Current Assets Held for Sale and Discontinued Operation – Amendment to clarify that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations.

     Revision of IFRS 8 Operating Segments – Amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

     Revision of IAS 1 Presentation of Financial Statements – Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

     Revision of IAS 7 Statement of Cash Flows – Amendment to require that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities.

     Revision of IAS 17 Leases – Deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

     Revision of IAS 24 Related Party Disclosures – The revision of IAS 24 clarifies the definition of related parties.

     Revision of IAS 36 Impairment of Assets – Amendment to clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments.

     Revision of IAS 39 Financial Instruments: Recognition and Measurement – Amendments to clarify (i) that prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract; (ii) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions; (iii) when to recognize gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss; (iv) changes in impairment of financial assets as mentioned in the Exposure Draft 2009/12; and (v) changes in the requirements of derecognition of financial assets as mentioned in the Exposure Draft 2009/3.

     We do not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole.

Liquidity and Capital Resources

     In line with the Santander Group’s global funding policy, we primarily fund our operations independently of any of the other entities in the Santander Group.

     Our asset and liability management is carried out within defined limits as determined by the Asset and Liability Management Committee, or “ALCO”, which operates under guidelines and procedures established by the Santander Group, including limits for positioning in different areas of the Brazilian financial market. See “management's discussion and analysis of financial condition and results of operations—Risk Management—Asset and Liability Management Committee” for further information regarding the ALCO.

     The following table sets forth our capitalization as of December 31, 2009 and December 31, 2008.

	At December 31, 2009(1)		At December 31, 2008

	Amount	Ratio	Amount	Ratio

	(in millions of R$, except percentages)
Tier 1 capital	42,358	20.7%	23,033	10.7%
Tier 2 capital	9,973	4.9%	8,504	4.0%
Tier 1 and 2 capital	52,331	25.6%	31,537	14.7%
Required Regulatory Capital(2)	22,483	N.A.	23,528	N.A.
_________________ (1)Based on Central Bank criteria, which disregards the goodwill effect.
(2)Includes credit, market and operational risk capital required.

Funding

     We fund most of our assets with local deposits, in line with other Brazilian banks. In accordance with Brazilian regulations, we generally may not issue bonds in the local market. Our external foreign-currency bond issuances comprise a small portion of our total liabilities. We also sell government securities under agreements to repurchase for purposes of funding the overnight government bond market. In connection with the acquisition of Banco Real, Santander Spain provided funding to Santander Brasil of R$2.5 billion by means of the acquisition of certain GB&M loans that had been originated by ABN AMRO.

Deposits

     The following tables present the composition of Santander Brasil’s consolidated funding at the dates indicated.

	At
Deposits	December 31,	At December 31,

	2009	2008	2007

	(in millions of R$)
Deposits from the Brazilian Central Bank and credit
institutions
Time deposits	20,838	26,721	11,949
Other demand accounts	195	66	61
Repurchase agreements	164	31	6,834
Total	21,197	26,818	18,844
Customer deposits
Current accounts	15,140	15,298	6,588
Savings accounts	25,216	20,643	6,288
Other demand deposits	—	—	26
Time deposits	74,634	88,880	26,028
Repurchase agreements	34,450	30,674	16,281
Total	149,440	155,495	55,211

Total deposits	170,637	182,313	74,055

Short-Term Borrowings
	At December 31,		At December 31,

	2009		2008		2007

		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate

	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
(principally Brazilian Government securities)

At December 31	34,614	9.9%	30,706	13.6%	23,115	11.2%

Average during year	32,493	11.5%	19,639	12.0%	21,567	11.0%

Maximum month-end balance	37,214	—	31,058	—	25,748	—

Total short-term borrowings at year-end (1)	34,614		30,706		23,115

___________________
(1) Included in Deposits from the Central Bank and credit institutions and customer deposits.

     Deposits from the Central Bank and Credit Institutions

     Our balance of deposits from the Central Bank and credit institutions increased from R$18.8 billion on December 31, 2007 to R$26.8 billion on December 31, 2008 and R$21.2 billion on December 31, 2009, representing 25%, 15% and 12% of total deposits, respectively. Excluding the effect of the acquisition of Banco Real, our deposits from the Central Bank and credit institutions were R$20.4 billion at December 31, 2008, representing 23% of total deposits at December 31, 2008. The variation from December 31, 2008 to December 31, 2009 was mainly generated by the depreciation of the real against the U.S. dollar of 25%.

     Customer Demand Deposits

     Our balance of demand deposits (current accounts and other demand deposits) was R$6.6 billion as of December 31, 2007, R$15.3 billion as of December 31, 2008 and R$15.1 billion as of December 31, 2009, and our percentage of demand deposits to total deposits was 9% on December 31, 2007, 8% as of December 31, 2008 and 9% on December 31, 2009. Excluding the effect of the acquisition of Banco Real, our balance of demand deposits was R$5.3 million on December 31, 2008 and our percentage of demand deposits to total deposits was 6% on December 31, 2008. The 2008 variation, excluding the effect of the acquisition of Banco Real, was mainly a result of the global financial crisis which reduced the liquidity in the local market.

     Customer Savings Deposits

     After the Banco Real acquisition, our savings deposits increased from R$6.3 billion as of December 31, 2007 to R$20.6 billion as of December 31, 2008 and R$25.2 billion as of December 31, 2009, and our percentage of savings deposits to total deposits was 8% as of December 31, 2007, 11% as of December 31, 2008 and 15% as of December 31, 2009. Excluding the effect of the acquisition of Banco Real, our savings deposits were R$8.3 billion as of December 31, 2008, representing 9% of total deposits as of December 31, 2008. The increases from December 31, 2007 through December 31, 2009 reflected migration from investment funds towards lower risk bank deposits initially driven by a “flight to quality” (or movement to institutions and investment products perceived as being lower-risk), which continued until the end of 2008, thereafter increases were mainly due to the decline in the rates of return on fixed income investments due to the reduction of local interest rates, which caused regular saving accounts to be more attractive to investors.

     Customer Time Deposits

     Our balance of time deposits increased from R$26.0 billion as of December 31, 2007 to R$88.9 billion as of December 31, 2008 and R$74.6 billion as of December 31, 2009, representing 35%, 49% and 41% of total deposits, respectively. Excluding the effect of the acquisition of Banco Real, our time deposits were R$40.9 billion as of December 31, 2008, representing 46% of total deposits as of December 31, 2008. The 2008 variation excluding the effect of the acquisition of Banco Real was mainly due to migration from investment funds.

     Customer Deposits – Repurchase Agreements

     We maintain a portfolio of Brazilian public and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile, and are composed, generally, of Brazilian public securities. Securities sold under repurchase agreements increased from R$16.3 billion as of December 31, 2007 to R$30.7 billion as of December 31, 2008 and R$34.4 billion as of December 31, 2009, representing 22%, 17% and 20% of total funding, respectively. The variation from December 31, 2008 to December 31, 2009 was mainly movement of customer funds out of mutual funds and other similar vehicles into lower-risk bank deposits as well as a “flight to quality” as Brazilian customers moved their savings to larger financial institutions. Excluding the effect of the acquisition of Banco Real, securities sold under repurchase agreements were R$14.4 billion as of December 31, 2008, representing 16% of total funding as of December 31, 2008.

Other Funding

     Marketable Debt Securities

     As of December 31, 2009, we had R$11.4 billion in funds from issuance of marketable debt securities, representing 5.6% of our total funding. This amount includes (1) R$1.2 billion in Agribusiness Credit Notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions, related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$5.9 billion of Real Estate Credit Notes – LCI related to credit rights originated from real estate transactions; (3) R$2.8 billion in bonds and other securities; and (4) R$1.4 billion in securitization notes. We have entered into securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain U.S. dollar- and euro-denominated payment orders received or to be received by us. Sales of such diversified payment rights are made to a special purpose company, which finances its purchases of such rights through the issue of notes.

     Subordinated Debt

     As of December 31, 2009, our subordinated debt included (1) U.S.$500 million in perpetual securities at a fixed rate of 8.7% per year with quarterly interest payments issued in September 2005, (2) R$10.4 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

Contractual Obligations

     Our contractual obligations at December 31, 2009 are summarized as follows:

	At December 31, 2009

	(in millions of R$)
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Contractual Obligations
Deposits from central banks	240	240	-	-	-
Deposits from credit
institutions	20,956	12,624	7,486	742	105
Customer deposits	149,440	104,632	40,770	4,032	6
Marketable debt securities	11,439	8,125	937	1,533	844
Subordinated liabilities	11,305	2	-	4,331	6,971

Total	193,380	125,623	49,193	10,638	7,926

     The table above does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in financial markets. The aggregate fair value of all our derivative contracts as of December 31, 2009 was R$702 million.

     In addition, we lease many properties under standard real estate lease contracts, which leases can be canceled at our option and include renewal options and escalation clauses. total future minimum payments of non-cancelable operating leases as of December 31, 2009 is R$1,078 million, of which R$314 million matures in up to one year, R$687 million from one year to up to five years and R$76 million after five years. In 2008, we paid R$249 million under such leases and for the year ended December 31, 2009, we paid R$304 million under such leases.

Off-Balance Sheet Arrangements

     We have entered into the normal course of business, several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees.

Lending-Related Financial Instruments and Guarantees

     We utilize lines and letters of credit and financial guarantee instruments to meet the financing needs of our customers. The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee and the counterparty subsequently fails to perform according to the terms of the contract. Most of these commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

     The following table sets forth the maximum potential amount of future payments under credit and financial guarantees.

	At
	December 31,	At December 31,

	2009	2008	2007

	(in millions of R$)
Contingent liabilities
Financial guarantees and other securities	20,506	24,765	14,835
Documentary credits	461	640	464

Total contingent liabilities	20,967	25,405	15,299

Commitments
Loan commitments drawable by third parties	77,789	68,778	18,090
Securities placement commitments	3,438	9,615	3,646
Total commitments	81,227	78,393	21,736

Total	102,194	103,798	37,035

SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the financial statements contained elsewhere herein as well as “Operating and Financial Review and Prospects”.

Average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information for Santander Brasil have been prepared on a consolidated annual basis. As from August 30, 2008, our consolidated financial information includes data of Banco Real. We believe that the average data set forth herein accurately reflect in all material respects our financial condition and results of operations at the dates and for the periods specified.

The selected statistical information set forth below includes information at and for the years ended December 31, 2006 and 2005 derived from unaudited financial statements prepared in accordance with BrazilianGAAP. See “Presentation of Financial and Other Information” .Because of the material differences in criteria and presentation between Brazilian GAAP and IFRS, such informationis not comparable with the selected statistical data at and for the years ended December 31, 2009, 2008 and 2007. For a discussion of such differences, see note 45 to our financial statements. Accordingly,differences between amounts at and for the years ended December 31, 2006 and 2005 and the amounts at and for the years ended December 31, 2009, 2008 and 2007 may be due to differences between Brazilian GAAP and IFRS as well as the evolution of our financial condition and results of operations during these years.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “— Changes in Net Interest Income — Volume and Rate Analysis”and “— Assets — Earning Assets — Yield Spread”, (1) we have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which include such netting and (2) all average data have been calculated using month-end balances,which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “other assets”.

	For the Year Ended December 31,

	2009			2008			2007

	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Assets and Interest Income
Cash and balances with the Brazilian Central Bank	17,879	1,667	9.3%	19,102	2,270	11.9%	15,717	1,894	12.0%
Loans and advances to credit institutions	31,122	2,901	9.3%	17,390	1,819	10.5%	8,788	701	8.0%
Loans and advances to customers	126,712	29,470	23.3%	72,178	16,297	22.6%	39,922	8,047	20.2%
Debt instruments	45,530	5,202	11.4%	22,543	3,327	14.8%	19,084	2,166	11.3%
Other interest-earning assets	-	103	-	-	55	-	-	389	-

Total interest-earning assets	221,243	39,343	17.8%	131,213	23,768	18.1%	83,511	13,197	15.8%

Equity instruments	7,746	30	0.4%	2,250	37	1.6%	3,254	36	1.1%
Investments in affiliated companies	506	-	-	255	-	-	46	-	-

Total earning assets	229,495	39,373	17.2%	133,718	23,805	17.8%	86,811	13,233	15.2%

Cash and balances with the Brazilian Central Bank	6,250	-	-	3,618	-	-	2,440	-	-
Due from credit entities	3,152	-	-	677	-	-	853	-	-
Impairment losses	(8,765)	-	-	(4,272)	-	-	(2,196)	-	-
Other assets	33,007	-	-	16,488	-	-	10,060	-	-
Tangible assets	3,690	-	-	1,977	-	-	1,022	-	-
Intangible assets	31,345	-	-	11,415	-	-	1,253	-	-

Total average assets	298,174	39,373	13.2%	163,621	23,805	14.5%	100,243	13,233	13.2%

Liabilities and Interest Expense
Deposits from the Brazilian Central Bank	845	29	3.5%	14	-	-	-	-	-
Deposits from credit institutions	21,474	1,179	5.5%	21,411	1,631	7.6%	18,169	1,362	7.5%
Customer deposits	139,917	13,164	9.4%	75,816	9,146	12.1%	44,507	4,709	10.6%
Marketable debt securities	11,420	1,048	9.2%	6,331	549	8.7%	2,348	277	11.8%
Subordinated liabilities	10,676	1,077	10.1%	5,883	690	11.7%	4,180	452	10.8%
Other interest-bearing liabilities	-	679	-	-	314	-	-	202	-

Total interest-bearing liabilities	184,332	17,176	9.3%	109,455	12,330	11.3%	69,204	7,002	10.1%

Deposits from credit entities	100	-	-	80	-	-	67	-	-
Customer deposits – demand deposits	13,000	-	-	7,112	-	-	4,665	-	-
Other liabilities	44,546	-	-	23,863	-	-	15,785	-	-
Minority interest	4	-	-	1	-	-	-	-	-
Shareholders’ equity	56,192	-	-	23,110	-	-	10,522	-	-

Total average liabilities and shareholders’ equity	298,174	17,176	5.8%	163,621	12,330	7.6%	100,243	7,002	7.6%

Changes in Net Interest Income — Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2009 compared to the year ended December 31, 2008 and for the year ended December 31, 2008 compared to the year ended December 31, 2007. We have calculated volume variances based on movements in average balances over the period and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes there to in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	2009/2008			2008/2007

	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change

Interest and Similar Revenues	(in millions of reais)			(in millions of reais)
Interest-earning assets
Cash and due from central banks	(138)	(465)	(603)	403	(26)	377
Due from credit entities	1,299	(216)	1,083	848	269	1,117
Loans and credits	12,669	505	13,174	7,182	1,067	8,249
Debt securities	2,765	(891)	1,874	437	724	1,161
Other interest-earning assets	49	-	49	(334)	-	(334)

Total interest-earning assets	16,644	(1,067)	15,577	8,536	2,034	10,570

Investments in equity securities	38	(45)	(7)	(13)	14	1

Total earning assets	16,682	(1,112)	15,570	8,523	2,048	10,571

Interest and Similar Expenses
Interest-bearing liabilities
Deposits from central bank	29	-	29	-	-	-
Due to credit entities	5	(456)	(451)	246	22	268
Customer deposits	6,382	(2,364)	4,018	3,700	737	4,437
Marketable debt securities	465	34	499	362	(90)	272
Subordinated debt	495	(108)	387	197	41	238
Other interest-bearing liabilities	366	-	366	112	-	112

Total interest-bearing liabilities	7,742	(2,894)	4,848	4,617	710	5,327

ASSETS

Earning Assets — Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes there to in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	As of December 31,

	2009	2008	2007

	(in millions of reais, except percentages)
Average earning assets	229,495	133,718	86,811
Interest and dividends on equity securities(1)	39,373	23,805	13,233
Net interest income	22,167	11,438	6,195
Gross yield(2)	17.2%	17.8%	15.2%
Net yield (3)	9.7%	8.6%	7.2%
Yield spread (4)	7.8%	6.5%	5.1%

(1)Dividends on equity securities include dividends from companies accounted for by the equity method.
(2)Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.
(4) Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following tables present our selected financial ratios for the periods indicated.

	As of December 31,

	2009	2008	2007

ROA: Return on average total asset	1.8%	1.5%	1.9%
ROE: Return on average shareholders’ equit	9.8%	10.3%	18.1%
Average shareholders’ equity as a percentage of average total assets	18.8%	14.1%	10.5%
Payout (1)	0.0%	35.8%	66.2%
(1) Divided payout ratio (dividends declared per share divided by net income per share).

Interest -Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “— Average Balance Sheet and Interest Rates”.

	As of December 31,

	2009	2008	2007

Cash and due from central banks	8.1%	14.6%	18.8%
Due from credit entities	14.1%	13.3%	10.5%
Loans and credits	57.2%	54.9%	47.8%
Debt securities	20.6%	17.2%	22.9%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and Advances to Credit Institutions

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Time deposits	9,945	10,703	1,861
Reverse repurchase agreements	6,160	4,583	739
Escrow deposits	6,192	6,201	2,629
Foreign currency investments	3,493	10,689	679
Other accounts	412	1,563	1,377
Total	26,202	33,739	7,285

Investment Securities

At December 31, 2009, the book value of the investment securities was R$75.5 billion (representing 23.9% of our total assets). Brazilian government securities totaled R$54.6 billion, or 72.2%, of our investment securities at December 31, 2009. For a discussion of how the investment securities are valuated, see notes 6 and 7 to the financial statements.

The following tables analyzethe maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2009. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Debt securities
Brazilian government securities	54,581	37,493	14,338
Other domestic issuers	2,960	2,132	1,092
Total domestic	57,541	39,625	15,430
Less-allowance for credit losses	(30)	(29)	(14)
Total debt securities	57,511	39,596	15,416
Equity securities
Equity securities	17,992	1,923	2,959
Less-price fluctuation allowance	-	-	-
Total equity securities	17,992	1,923	2,959
Total investment securities	75,503	41,519	18,375

As of December 31, 2009 and 2008, we held no securities of single issuers or relared group of companies whose the agregate book or market value exceed 10% of stockholders’equity, other than the Brazilian government securities , which represented 79.4% of the stockholders’ equity. Total debt securities aggregated values near 83.7% of the stockholders’ equity.

The followingtable analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance at December 31, 2009. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not material.

	As of December 31, 2009

	Maturing within 1 Year	Maturing between 1 and 5 Years	Maturing between 5 and 10 Years	Maturing after 10 Years	Total	Average Yield %

	(in millions of reais)
Debt Securities
Brazilian government	15,781	32,442	2,443	3,915	54,581	10.9%
Other domestic issuers	283	1,359	1,181	137	2,960	8.7%
Total debt investment securities	16,064	33,801	3,624	4,052	57,541	10.8%

Loan Portfolio

At December 31, 2009, our total loans and advances to customers equaled R$138.4 billion (43.8% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled R$128.3 billion at December 31, 2009 (40.6% of our total assets at December 31, 2009). In addition to loans, we had outstanding at December 31, 2009, 2008 and 2007 R$77.8 billion, R$68.8 billion and R$19.6 billion, respectively, of undrawn balances available to third parties.

Types of Loans by Type of Customer

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of directors through the risk committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Operating and Financial Review and Prospects —Management — Credit Risk” for details on our credit approval policies for retail and wholesale lending.

The Bank has a diversified loan portfolio with no specific concentration exceeding 10% of total loans.

	IFRS

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Commercial, financial and industrial(1)	69,301	76,407	32,879
Real estate-construction(2)	3,828	2,469	301
Real estate-mortgage(3)	5,226	4,472	1,692
Installment loans to individuals(4)	47,037	46,857	16,178
Lease financing(5)	13,002	12,444	402
Total loans and leases, gross(6)	138,394	142,649	51,452
Allowance for possible loan losses	(10,070)	(8,181)	(2,249)
Loans and leases, net of allowances	128,324	134,468	49,203

(1) Includes primarily loans to small and medium-sized businesses, or SMEs, in our Commerical Banking segment, and to Global Banking & Markets, or GB&M, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100% to 150% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions) . As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized teams of risk analysts taking account of, among other things, business revenues and credit history of each customer. Under writing policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may also be provided as additional security.
(2) Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Credit approval is carried out by a specialized team of risk analysts which follows a specific set of under writing standards and analysis of each customer based on, among other things, business revenues and credit history. Loans in this category are generally secured by mortgages and receivables, though guarantees may also be provided as additional security.

(3) Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan to value ratios for loans in this category are generally limited to 80% and the average loan to value ratio for new loans is approximately between 50% and 60% .
(4) Consists primarily of unsecured personal installment loans (including loans, the payments for which are automatically deducted from a customer’s payroll), revolving loans, over draft facilities, consumer finance facilities and credit cards. Credit approvalin this categoryis based on individual income, debt to income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50% and 250% of an individual’s monthly income, depending on the specific product and credit score of the individual.
(5) Includes primarily automobile leases and loans to individuals. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.
(6) Includes the debit balances (financial assets) of all the credit and loans granted by the Bank, including money market operations through central counterparties, except for credit of any nature in the name of credit institutions or those represented by securities.

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Commercial, financial and industrial	23,571	18,186
Real estate	1,232	1,009
Installment loans to individuals	12,303	9,297
Lease financing	403	490
Total loans and leases, gross(1)	37,509	28,982
Allowance for possible loan losses	(1,622)	(1,197)
Loans and leases, net of allowances	35,887	27,785
(1) Includes all loans granted by the Bank, considered as credit portfolio under Central Bank Resolution No. 2,682. Certain assets accounted for as loans under IFRS are not so accounted under Brazilian GAAP.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2009.

	Maturity

	Less than one year		One to five years		Over five years		Total

	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total

	(in millions of reais, except percentages)
Commercial, financial and industrial	41,298	56.2%	26,125	43.9%	1,879	35.1%	69,302	50.1%
Real estate	2,706	3.7%	3,496	5.9%	2,852	53.2%	9,054	6.5%
Installment loans to individuals	23,718	32.3%	22,698	38.1%	621	11.6%	47,037	34.0%
Lease financing	5,766	7.8%	7,231	12.1%	4	0.1%	13,001	9.4%
Total loans and leases, gross	73,488	100.0%	59,550	100.0%	5,356	100.0%	138,394	100.0%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2

Fixed and variable rate loans

having a maturity of more than one year

(in millions of reais)
Fixed rate	45,080
Variable rate	19,826
Total	64,906

Cross-Border Outstandings

The following table sets forth, at the dates indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the majority of the loans by our Cayman branch, which are fully hedged.

	As of December 31,

	2009		2008		2007

	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets

OECD countries(1)
Austria	571	0.2%	4,937	1.7%	-	0.0%
Spain	1,289	0.4%	3,734	1.3%	1,630	1.5%
United States	2,383	0.8%	1,288	0.4%	273	0.3%
Other OECD countries(2)	673	0.2%	1,495	0.5%	577	0.5%

Total OECD	4,916	1.6%	11,454	3.9%	2,480	2.3%

Non-OECD countries
Latin American countries(2)	79	0.0%	147	0.1%	264	0.2%
Ilhas Cayman	3,615	1.1%	-	0.0%	-	0.0%
Other(2)	258	0.1%	2,182	0.7%	388	0.4%

Total non-OECD	3,952	1.2%	2,329	0.8%	652	0.6%

Total	8,868	2.8%	13,783	4.7%	3,132	2.9%

(1) The Organization for Economic Cooperation and Development.
(2) Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table sets forth the amounts of our cross-border outstandings at December 31, 2009, 2008 and 2007 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other loans	Total

	(in millions of reais)
2007
Spain	-	1,625	5	-	1,630
Total	-	1,625	5	-	1,630

2008
Austria	401	-	4,536	-	4,937
Spain	-	3,730	4	-	3,734
Total	401	3,730	4,540	-	8,671

2009
United States	-	2,239	-	144	2,383
Ilhas Cayman	496	-	3,075	44	3,615
Total	496	2,239	3,075	188	5,998

Movements in Allowances for Credit Losses

The following tables analyze movements in our allowances for credit losses for the periods indicated. For further discussion of movements in the allowances for credit losses, see “Operatingand Financial Review and Prospects — Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008 and Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007 —Impairment Losses on Financial Assets (Net)”.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Balance beginning of period	8,181	2,249	2,170
Acquired companies	-	4,717	-
Net additions	10,520	4,534	2,474
Charge offs	(8,631)	(3,319)	(2,395)
Balance end of period	10,070	8,181	2,249

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Balance beginning of period	1,197	916
Net additions	1,522	817
Charge offs	(1,097)	(539)
Other	-	3
Balance end of period	1,622	1,197

The tables below show a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Recoveries of loans previously charged off(1)	537	430	294
Commercial, financial and industrial	42	144	101
Real estate – mortgage	58	29	11
Installment loans to individuals	420	246	163
Lease finance	17	11	19
Acquired companies	-	4,717	-
Commercial, financial and industrial	-	1,988	-
Real estate – mortgage	-	48	-
Installment loans to individuals	-	2,610	-
Lease finance	-	71	-
Net provisions for credit losses(1)	10,521	4,533	2,474
Commercial, financial and industrial	3,072	1,452	261
Real estate – mortgage	28	26	6
Installment loans to individuals	7,198	2,951	2,180
Lease finance	223	104	27
Charge-offs against credit loss allowance	(8,631)	(3,319)	(2,395)
Commercial, financial and industrial	(3,073)	(739)	(310)
Real estate – mortgage	(31)	(13)	(7)
Installment loans to individuals	(5,377)	(2,513)	(2,028)
Lease finance	(150)	(54)	(50)

(1) Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Recoveries of loans previously charged off	355	210
Commercial, financial and industrial	147	74
Real estate-mortgage	15	9
Installment loans to individuals	175	111
Lease finance	18	16
Acquired companies	-	-
Commercial, financial and industrial	-	-
Real estate-mortgage	-	-
Installment loans to individuals	-	-
Lease finance	-	-
Net provisions for credit losses	1,522	817
Commercial, financial and industrial	376	162
Real estate-mortgage	13	(5)
Installment loans to individuals	1,087	635
Lease finance	46	25
Charge offs against credit loss allowance	(1,098)	(538)
Commercial, financial and industrial	(227)	(145)
Real estate-mortgage	(13)	(7)
Installment loans to individuals	(833)	(362)
Lease finance	(25)	(24)

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	IFRS

	As of December 31,

	2009	% of total loans	2008	% of total loans	2007	% of total loans

	(in millions of reais, except percentages)
Borrowers
Commercial and industrial	3,386	52.8%	3,387	55.3%	686	64.5%
Mortgage loans	90	3.8%	94	3.1%	33	3.3%
Installment loans to individuals	6,336	34.0%	4,515	32.8%	1,467	31.4%
Lease financing	258	9.4%	185	8.7%	63	0.8%
Total	10,070	100.0%	8,181	100.0%	2,249	100.0%

	BR GAAP

	As of December 31,

	2006	% of total loans	2005	% of total loans

	(in millions of reais, except percentages)
Borrowers
Commercial and industrial	432	62.9%	282	62.8%
Mortgage loans	20	3.3%	20	3.5%
Installment loans to individuals	1,102	32.8%	848	32.0%
Lease financing	68	1.0%	47	1.7%
Total	1,622	100.0%	1,197	100.0%

Impaired Assets

The following tables show our impaired assets, excluding country -risk.

	IFRS

	As of December 31,

	2009	2008	2007

Non-performing assets	(in millions of reais)
Past-due and other non-performing assets(1)	9,899	7,730	2,093
Non-performing loans as a percentage of total loans	7.2%	5.4%	4.1%
Net loan charge-offs as a percentage of total loans	6.2%	2.3%	4.7%

(1) Includes at December 31, 2009, R$484 million of doubtful loans (2008 - R$1,260 million and 2007 - R$66 million) of doubtful loans that were not past-due and therefore were accounted for on an accrual basis. In the period ended December 31, 2009, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2009 would have been R$982 million. In 2008, the amount of interest on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2008 would have been R$658 million. No loan that was more than 60 days past due was accounted for on an accrual basis.

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Non-performing assets
Past-due and other non-performing assets	1,796	1,225
Non-performing loans as a percentage of total loans	4.8%	4.2%
Net loan charge-offs as a percentage of total loans	2.9%	1.9%

Evolution of Impaired Assets

The following tables show the movement in our impaired assets (excluding country risk).

	IFRS

	As of December 31,

	2009	2008	2007

Opening balance	7,730	2,093	2,010
Net additions	10,800	5,035	2,478
Writeoffs	(8,631)	(3,319)	(2,395)
Increase in scope of consolidation	-	3,921	-
Closing balance	9,899	7,730	2,093

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Opening balance	1,225	951
Net additions	1,668	813
Writeoffs	(1,097)	(539)
Closing balance	1,796	1,225

The international financial turmoil, initiated in second half of 2008, had negatively impacted the steady growing of credit risk portfolio observed over the last years in Brazilian financial market. The economic effects such as demand restrictions, decrease on industrial production, unemployment growth and consumption down turn, brought severe restrictions to credit offer and quality deterioration of the existing credit portfolio. The following table sets forth our non-performing assets by type of loan for each of the dates indicated.

Santander Brazil had proactively acted in twofold ways. From a portfolio perspective, all the credit admission policies were reviewed in order to become more restricted, whilst allowing the choice of clients with profile closer to the corporate credit risk policy.

Starting on last quarter of 2008, Santander Brazil aligned risk policies with those from Banco Real, which impacted the evolution of net provision for credit losses expenses on that period and on the first quarter of 2009.

Non-performing assets increased R$2,2 billions, or 28%, in the year ended in December 31, 2009, compared to the year ended on December 31, 2008. The main increase occurred on individuals portfolio, with figures of R$807 million, or 37%, of increase.

Otherwise, on the end of the fourth quarter of 2009 non-performing assets and default rates decreased when compared to those figures of the end of the third quarter of 2009, showing signs of enhancements of our credit portfolio, disregarding the sazonality low default rates, usual on this period.

The following table sets forth our non-performing assets by type of loan for each of the dates indicated.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Impaired assets
Commercial, financial and industrial	3,618	2,730	502
Real estate — mortgage	109	74	23
Installment loans to individuals	5,335	4,528	1,558
Lease financing	837	398	10
Total	9,899	7,730	2,093

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Computable credit risk(1)	159,362	164,695	64,558
Non-performing assets	9,899	7,730	2,093
Allowances for credit losses	10,070	8,181	2,249
Ratios
Non-performing assets to computable credit risk	6.2%	4.7%	3.2%
Coverage ratio(2)	101.7%	105.8%	107.5%

(1) Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2) Allowances for non-performing assets as a percentage of non-performing assets.

	BR GAAP

	As of December 31,

	2006	2005

	(In millions of R$)
Computable credit risk(1)	37,509	28,982
Non-performing assets	1,796	1,225
Allowances for credit losses	1,622	1,197
Ratios
Non-performing assets to computable credit risk	4.8%	4.2%
Coverage ratio(2)	90.3%	97.7%

(1) Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.
(2) Allowances for credit losses as a percentage of non-performing assets.

Foreclosed Assets

The following tables show the movements in our foreclosed assets at the dates indicated.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Opening balance	291	193	207
Foreclosures	229	167	73
Sales	(183)	(166)	(87)
Acquired companies	19	97	-
Gross foreclosed assets	356	291	193
Allowances established	(184)	(178)	(161)
Allowance as a percentage of foreclosed assets	51.7%	61.2%	83.4%
Closing balance (net)	172	113	32

LIABILITIES

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	As of December 31,

	2009	2008	2007

	(in millions of reais)
Deposits from central banks and credit institutions
Time deposits	20,838	26,721	11,949
Other demand accounts	195	66	61
Repurchase agreements	164	31	6,834
Total	21,197	26,818	18,844
Customer deposits
Current accounts	15,140	15,298	6,614
Savings accounts	25,216	20,643	6,288
Time deposits	74,634	88,879	26,028
Repurchase agreements	34,450	30,675	16,281
Total	149,440	155,495	55,211
Total deposits	170,637	182,313	74,055

The following tables show the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2009

	(in millions of reais)
	Domestic	International
Under 3 months	7,876	2,435
3 to 6 months	7,011	-
6 to 12 months	10,359	-
Over 12 months	20,013	2
Total	45,259	2,437

Short-Term Borrowings

The following tables show our short-term borrowings consisting of Brazilian government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,

	2009		2008		2007

	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

	(in millions of reais, except percentages)
Securities sold under agreements to repurchase
(principally Brazilian government securities)
At December, 31	34,614	9.9%	30,706	13.6%	23,115	11.2%
Average during the period	32,493	11.5%	19,639	12.0%	21,567	11.0%
Maximum month-end balance	37,214		31,058		25,748
Total short-term borrowings at year end	34,614		30,706		23,115

BANCO SANTANDER (BRASIL) S.A
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 – São Paulo – SP
Brasil

Tel: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Banco Santander (Brasil) S.A.
Sao Paulo - SP - Brazil

We have audited the consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as of December 31, 2009 and 2008, and the related consolidated statements of income, statements of recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Bank and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

/s/ Deloitte Touche Tohmatsu

March 25, 2010

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Thousands of Brazilian Reais)

ASSETS	Note	2009	2008

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	27,269,012	23,700,500

FINANCIAL ASSETS HELD FOR TRADING		20,115,652	19,986,000
Loans and advances to credit institutions	5	67,170	-
Debt instruments	6	12,554,035	10,011,999
Equity instruments	7	2,544,441	678,993
Trading derivatives	8 & 41-a	4,950,006	9,295,008

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		16,294,460	5,574,961
Loans and advances to credit institutions	5	1,907,265	4,046,898
Loans and advances to customers	9	389,113	1,434,789
Debt instruments	6	210,973	93,274
Equity instruments	7	13,787,109	-

AVAILABLE-FOR-SALE FINANCIAL ASSETS		46,406,120	30,735,681
Debt instruments	6	44,745,924	29,491,191
Equity instruments	7	1,660,196	1,244,490

LOANS AND RECEIVABLES		152,162,954	162,725,106
Loans and advances to credit institutions	5	24,228,143	29,691,635
Loans and advances to customers	9	127,934,811	133,033,471

HEDGING DERIVATIVES	41-a	163,425	106,321

NON-CURRENT ASSETS HELD FOR SALE	10	171,464	112,824

INVESTMENTS IN ASSOCIATES	11	419,122	633,595

TANGIBLE ASSETS	12	3,701,769	3,829,074

INTANGIBLE ASSETS		31,617,939	30,995,287
Goodwill	13	28,312,236	27,488,426
Other intangible assets	14	3,305,703	3,506,861

TAX ASSETS		15,779,222	12,919,894
Current		2,162,063	1,150,737
Deferred	23	13,617,159	11,769,157

OTHER ASSETS	15	1,871,437	2,870,604

TOTAL ASSETS		315,972,576	294,189,847

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Thousands of Brazilian Reais)

LIABILITIES AND EQUITY	Note	2009	2008

FINANCIAL LIABILITIES HELD FOR TRADING		4,434,734	11,209,600
Trading derivatives	8 & 41-a	4,401,709	11,197,268
Short positions	8	33,025	12,332

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,795	307,376
Deposits from credit institutions	16	1,795	307,376

FINANCIAL LIABILITIES AT AMORTISED COST		203,567,734	213,973,314
Deposits from the Brazilian central bank	16	240,113	184,583
Deposits from credit institutions	16	20,955,846	26,325,636
Customer deposits	17	149,440,156	155,494,839
Marketable debt securities	18	11,439,010	12,085,655
Subordinated liabilities	19	11,304,445	9,197,429
Other financial liabilities	20	10,188,164	10,685,172

HEDGING DERIVATIVES	41-a	9,806	264,771

LIABILITIES FOR INSURANCE CONTRACTS	2-z	15,527,197	-

PROVISIONS		9,480,262	8,915,245
Provisions for pensions funds and similar obligations	21	1,096,799	1,078,916
Provisions for contingent liabilities, commitments and other provisions	21	8,383,463	7,836,329

TAX LIABILITIES		9,456,537	6,156,101
Current		5,588,680	3,025,207
Deferred	23	3,867,857	3,130,894

OTHER LIABILITIES	22	4,227,768	3,526,962

TOTAL LIABILITIES		246,705,833	244,353,369

EQUITY
SHAREHOLDERS' EQUITY	26	68,706,363	49,317,582
Issued capital		62,612,455	47,152,201
Reserves		2,161,302	1,240,031
Profit for the year attributable to the Parent		5,507,606	2,378,395
Less: Dividends and remuneration		(1,575,000)	(1,453,045)

VALUATION ADJUSTMENTS		559,042	513,617
Available-for-sale financial assets	25	791,966	795,412
Cash flow hedges	25	(232,924)	(281,795)

MINORITY INTERESTS	24	1,338	5,279

TOTAL EQUITY		69,266,743	49,836,478

TOTAL LIABILITIES AND EQUITY		315,972,576	294,189,847

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais, except for per share data)

	Note	2009	2008	2007

Interest and similar income	29	39,342,956	23,767,814	13,197,368
Interest expense and similar charges	30	(17,175,865)	(12,329,845)	(7,002,082)
INTEREST INCOME / (net)		22,167,091	11,437,969	6,195,286
Income from equity instruments	31	29,903	36,972	36,387
Income from companies accounted for by the equity method	11	295,414	112,330	5,884
Fee and commission income	32	7,148,164	4,809,014	3,363,518
Fee and commission expense	33	(910,402)	(555,311)	(265,546)
Gains/losses on financial assets and liabilities (net)	34	2,716,323	(1,286,113)	1,516,664
Held for trading		2,032,272	(1,214,846)	254,128
Other financial instruments at fair value through profit or loss		(10,132)	39,956	24,873
Financial instruments not measured at fair value through profit or loss		755,916	320,307	1,236,856
Other		(61,733)	(431,530)	807
Exchange differences (net)	35	(51,191)	1,475,779	381,587
Other operating income (expense)	36	(115,624)	(59,817)	132,924
TOTAL INCOME		31,279,678	15,970,823	11,366,704
Administrative expenses		(10,947,217)	(7,184,937)	(4,460,217)
Personnel expenses	37	(5,510,972)	(3,548,162)	(2,384,267)
Other general expenses	38	(5,436,245)	(3,636,775)	(2,075,950)
Depreciation and amortization	12 & 14	(1,248,612)	(846,005)	(579,746)
Provisions (net)	21	(3,480,693)	(1,230,317)	(1,196,412)
Impairment losses on financial assets (net)		(9,966,404)	(4,099,284)	(2,159,437)
Loans and receivables	9	(9,982,881)	(4,102,645)	(2,179,843)
Other financial instruments not measured at fair value through profit or loss		16,477	3,361	20,406
Impairment losses on other assets (net)		(900,554)	(77,277)	(298,082)
Other intangible assets	14	(859,216)	(52,002)	(227,533)
Other assets		(41,338)	(25,275)	(70,549)
Gains on disposal of assets not classified as non-current assets held for sale	39	3,369,301	6,611	861
Gains on non-current assets held for sale not classified as discontinued operations	40	31,630	9,219	13,470
OPERATING PROFIT BEFORE TAX		8,137,129	2,548,833	2,687,141
Income taxes	23	(2,629,165)	(170,207)	(784,142)

CONSOLIDATED PROFIT FOR THE YEAR		5,507,964	2,378,626	1,902,999

Profit attributable to the Parent		5,507,606	2,378,395	1,902,999
Profit attributable to minority interests	24	358	231	-

EARNINGS PER SHARE (Brazilian reais)
Basic and diluted earnings per 1,000 share (reais)
Common shares		15.32	11.59	14.02
Preferred shares		16.85	12.75	15.43
Weighted average shares outstanding (in thousands) - Basic and diluted
Common Shares		183,650,861	104,926,194	69,383,705
Preferred shares		159,856,132	91,168,064	60,285,449

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	2009	2008	2007

CONSOLIDATED PROFIT FOR THE YEAR	5,507,964	2,378,626	1,902,999

OTHER RECOGNIZED INCOME AND EXPENSE	45,425	(1,023,427)	(46,824)
Available-for-sale financial assets	62,088	(1,099,982)	(58,787)
Revaluation gains/losses	818,004	(779,675)	1,178,069
Amounts transferred to income statement	(755,916)	(320,307)	(1,236,856)
Cash flow hedges	65,017	(447,792)	-
Revaluation gains/losses	65,017	(447,792)	-
Income taxes	(81,680)	524,347	11,963

TOTAL RECOGNIZED INCOME AND EXPENSE	5,553,389	1,355,199	1,856,175

Attributable to the Parent	5,553,031	1,354,968	1,856,175
Attributable to minority interests	358	231	-

TOTAL	5,553,389	1,355,199	1,856,175

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent

	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Minority Interests	Total Equity

Balances at January 1, 2007	6,831,448	1,263,450	-	-	(559,033)	7,535,865	1,583,868	9,119,733	57	9,119,790
Total recognized income and expense	-	-	-	1,902,999	-	1,902,999	(46,824)	1,856,175	-	1,856,175
Other Changes in Equity
Dividends/Remuneration	-	(559,033)	-	-	(1,705,735)	(2,264,768)	-	(2,264,768)	-	(2,264,768)
Capital increase	1,500,000	-	-	-	-	1,500,000	-	1,500,000	-	1,500,000
Other	-	(2,617)	-	-	-	(2,617)	-	(2,617)	-	(2,617)

Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other Changes in Equity
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other Changes in Equity
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Thousands of Brazilian Reais)

	2009	2008	2007

1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	5,507,964	2,378,626	1,902,999
Adjustments to profit	10,885,192	5,108,513	4,211,636
Depreciation of tangible assets	447,138	301,731	237,695
Amortization of intangible assets	801,474	544,274	342,051
Impairment losses on other assets (net)	859,216	52,002	227,533
Provisions (net)	13,463,574	5,332,962	3,376,255
Gains (net) on disposal of tangible assets and investments	(3,369,301)	(6,611)	(861)
Share of results of entities accounted for using the equity method	(295,414)	(112,330)	(5,884)
Changes in deferred tax assets and liabilities	(1,021,495)	(1,003,515)	34,847
	16,393,156	7,487,139	6,114,635
Net (increase) decrease in operating assets:	(11,825,066)	(38,972,480)	3,472,971
Brazilian central bank compulsory deposits	(1,588,979)	(958,826)	(1,257,825)
Financial assets held for trading	2,129,972	(1,450,457)	10,700,999
Other financial assets at fair value through profit or loss	78,642	(3,927,155)	(1,647,806)
Available-for-sale financial assets	(13,703,838)	(3,979,372)	9,527,782
Loans and receivables	1,182,820	(27,988,641)	(14,078,839)
Other assets	76,317	(668,029)	228,660
Net increase (decrease) in operating liabilities:	(16,781,599)	18,275,075	5,856,990
Financial liabilities held for trading	(6,776,832)	5,394,798	2,332,780
Other financial liabilities at fair value through profit or loss	(305,581)	(382,909)	690,285
Financial liabilities at amortized cost	(9,816,481)	15,048,503	6,760,404
Other liabilities	117,295	(1,785,317)	(3,926,479)
Total net cash flows from operating activities (1)	(12,213,509)	(13,210,266)	15,444,596

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(3,282,214)	(2,791,665)	(1,570,030)
Tangible assets	(1,815,803)	(2,103,308)	(326,858)
Intangible assets	(1,466,411)	(688,357)	(1,243,172)
Net cash received on acquisition of subsidiary	-	12,147,982	-
Divestments	5,862,334	600,613	59,902
Subsidiaries, jointly controlled entities and associates	4,436,325	-	-
Tangible assets	1,426,009	600,613	59,902
Total net cash flows from investing activities (2)	2,580,120	9,956,930	(1,510,128)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	12,986,710	800,000	607,043
Acquisition of own shares	(1,948)	-	-
Issuance of subordinated liabilities	1,507,000	651,000	-
Issuance of other long-term liabilities	14,746,518	12,148,373	2,370,030
Dividends paid	(1,540,914)	(1,502,647)	(900,010)
Redemption of other long-term liabilities	(16,080,145)	(8,378,657)	(1,918,130)
Increase/Decrease in minority interests	(4,299)	-	-
Total net cash flows from financing activities (3)	11,612,922	3,718,069	158,933
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	1,979,533	464,733	14,093,401
Cash and cash equivalents at beginning of year	16,750,870	16,286,137	2,192,736
Cash and cash equivalents at end of year	18,730,403	16,750,870	16,286,137

Non-cash transactions:
Loans transferred to foreclosed assets	(183,195)	166,579	73,348
Shares issued in connection with acquisition of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A.	-	38,920,753	-
Shares issued in conection with acquisition of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	2,471,413	-	-
Dividends and interest on capital declared but not paid	1,451,529	1,413,748	1,463,350
Supplemental information:
Interest received	37,399,672	22,468,869	12,926,559
Interest paid	16,860,547	11,952,981	7,108,238
Taxes paid	1,973,257	918,677	392,791

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the “Bank” or “Santander” or "Banco Santander"), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial brazilian Santander Group companies with the Brazilian Central Bank, established as a corporation, with main offices at Rua Amador Bueno, 474, Santo Amaro, São Paulo, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a conglomerate of financial institutions that operate on an integrated basis in the financial and capital markets.

On February 2, 2010, it was approved by the Board of Directors, the change of the Head office of Banco Santander to Avenida Presidente Juscelino Kubitschek, 2041 and 2235 –Bloco A, Vila Olimpia, São Paulo.

As discussed in note 3, Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A. (“AAB Dois Par”) and their respective subsidiaries were consolidated by the Bank as from August 2008.

b) Global Offering of shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, denominated Global Offering, which included the issue of 525,000,000 Units (Each representing one of 55 common shares and 50 preferred shares), all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with Brazilian Securities and Exchange Commission (CVM) Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

At the same meeting was approved the listing of Banco Santander and the trade of the Units of common shares and preferred shares in BM&FBovespa - Securities, Commodities and Futures exchanges (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), according to the options granted to Credit Suisse Securities (USA) LLC, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the supplemental Units) could have been but were not increased. (to a maximum of 4.76%), i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units)

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) as of October 7, 2009.

The other characteristics and terms set out in the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A.", dated October 6,2009, and the Notice to the Market, is available at www.santander.com.br and the website of the CVM and its English version of the Prospectus on Form-F1, available on the SEC website.

On October 29, 2009, due to the completion of the Global Offering and the partial exercise of the Supplemental Option, the Bacen approved the capital increase.

The results of the Global Offering was disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet). The statutory financial statements have been prepared locally in Brazil in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (SUSEP). Hereafter it shall be referred to as “Brazilian GAAP”.

The note 45 to the consolidated financial statements contains the reconciliation of the shareholders' equity and the results for the year ended December 31, 2007, and in accordance to the CVM regulation, the years ended December 31, 2009 and 2008.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognize income and expense, consolidated statement of changes in total equity and consolidated cash flow statement. The Notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2009.

The financial statements for the year ended on December 31, 2009 was approved by the Board of Directors at the meeting held on March 25, 2010.

Adoption of new standards and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2009. Following are the standards and interpretations aplicable to the Bank:

- Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements, including changes to the titles of individual financial statements, since balance sheet could be also referred to as a statement of financial position. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), entities are no longer permitted to present items of other comprehensive income separately in the statements of changes in equity. Such non-owner movements must be presented in a statement of comprehensive income and the total carried to the statement of changes in equity. All items of income and expense (including those recognized outside of profit or loss) must be presented either in a single statement of comprehensive income with subtotals or in two separate statements (a separate income statement and a statement of comprehensive income). IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology which could be used to refer to the financial statements is as follows:

• The balance sheet becomes the statement of financial position.

• The statement of recognised income and expense becomes the statement of comprehensive income.

• The statement of cash flows does not undergo any terminology changes.

In preparing these financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008.

- Amendments to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation: the amendments address the classification of puttable financial instruments and obligations arising only on liquidation. Following the revisions, this instruments are presented as equity provided that they meet certain criteria including that of being the most subordinated class, and they evidence a residual interest in the net assets of the entity.

- Amendments to IFRS 1 and IAS 27 - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

- Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk.

- Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB. This amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

- IFRIC 13 Customer Loyalty Programmes: this interpretation addresses the accounting by entities that provide their customers with incentives to buy goods or services by providing awards as part of a sales transaction, such as credit card reward schemes.

- Amendments to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedge instrument.

- IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: (i) the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; (ii) the hedging instrument used to hedge the net investment may be held by any entity within the Bank, not necessarily by the parent of the foreign operation; and, (iii) it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item on disposal of the foreign operation.

- IFRS 2 Share-based payment: Vesting conditions and cancellations The IASB published an amendment to IFRS 2, ‘Share-based payment’, in January 2008. The changes pertain mainly to the definition of vesting conditions and the regulations for the cancellation of a plan by a party other than the company.

Improvements to IFRS’ were issued in May 2008. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009 , with earlier application permitted. The adoption of the above-mentioned standards and interpretations did have not a material effect on the consolidated financial statements taken as a whole.

Standards and interpretations effective subsequent to December 31, 2009

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

- IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) all financial assets are initially measured at fair value and, in the case of a financial asset not at fair value through profit or loss, plus transactions costs. (ii) new requirements for classifying and measuring financial assets. The standard divides all financial assets that are currently in the scope of IAS 39 in two classifications: amortised cost and fair value (iii) the IAS 39’s available for sale and held to maturity categories were eliminate. (iv) the embedded derivatives concept of IAS 39 is not included in IFRS 9.

- Amendments to IFRS 2 : The amendment of IFRS 2 provide additional guidance on the accounting for share-based payment transactions among group entities (incorporating guidance previously contained in IFRIC 11).

- Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations, and only applied prospectively. These changes include the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

- Revision to IAS 32: Classification of Rights Issues: otherwise meeting the definition of equity instruments in IAS 32.11 – issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

- IAS 38 Intangible Assets: Amendments to clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

- IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction- This IFRIC has been amended to remedy an unintended consequence of IFRIC 14 where entities are in some circumstances not permitted to recognise prepayments of minimum funding contributions, as an asset. Entities shall apply this Interpretation prospectively for annual periods beginning on or after January 1, 2011. The Company’s management estimates that the application of the amendments of IFRIC 14 will not have a material effect on the Company’s financial condition or results of operations.

IFRIC 17 Distributions of Non-cash Assets to Owners - The Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

- IFRIC 18 Transfers of Assets from Customers - The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

Improvements to IFRS ‘Improvements to IFRS’ were issued in April 2009. They contain numerous amendments to IFRS that the IASB considers non-urgent but necessary. ‘Improvements to IFRS’ comprise amendments that result in accounting changes for presentation, recognition or measurement purposes, as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after 1 January 2010, with earlier application permitted. No material changes to accounting policies are expected as a result of these amendments.

- Revision of IFRS 5 Non Current Assets Held for Sale and Discontinued Operation - Amendment to clarify that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations.

- Revision of IFRS 8 Operating Segments - Amendment to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.

- Revision of IAS 1 Presentation of Financial Statements - Clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

- Revision of IAS 7 Statement of Cash Flows - Amendment to require that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities.

- Revision of IAS 17 Leases - Deletion of specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17.

- Revision of IAS 24 Related Party Disclosures – The revision of IAS 24 clarifies the definition of related parties.

- Revision of IAS 36 Impairment of Assets - Amendment to clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments.

- Revision of IAS 39 Financial Instruments: Recognition and Measurement – Amendments to clarify (i) that prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract; (ii) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions; (iii) when to recognise gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss; (iv) changes in impairment of financial assets as mentioned in the Exposure Draft 2009/12; and (v) changes in the requirements of derecognition of financial assets as mentioned in the Exposure Draft 2009/3.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

d) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

- Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are observable market data.

• The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

• Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

• The Bank uses dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives.

The methodology used for fair value measurements of certain financial instruments is further described in note 2.d.

- The allowance for loan losses

The Bank cover losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”, as further discussed in note 2.g.

- The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

• Tangible assets are further discussed in note 2.k,

• Intangible assets are further discussed in note 2.m

• Other assets are further discussed in note 2.n

- The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation is dependent upon a series of assumptions; the principal ones being:

• assumed interest rates;

• mortality tables;

• annual social security pension revision rate;

• price inflation;

• annual salary growth rate, and

• the method used to calculate vested commitments to current employees.

Post-employment benefits are further discussed in note 2.u.

- The recognition and measurement of deferred tax items.

As discussed in note 2.x, deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the combined entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the combined entities will have sufficient future taxable profits against which they can be utilized. In accordance with the current regulation, the expected realization of the Banks’ tax credits, is based on the projection of future income and technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

- Changes in deposit amounts, customer basis and defaults by borrowers

- Changes in interest rates

- Changes in inflation rates

- Government regulation and tax matters,

- Adverse legal or regulatory disputes or proceedings,

- Credit, market and other risks of lending and investment activities,

- Changes in market values of Brazilian securities, particularly Brazilian government securities,

- Changes in regional, national and international business and economic conditions

e) Capital management

The Bank’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Brazilian Central Bank. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, preference and subordinated issues of equity instruments and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based in financial projectinos (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The individual financial statements of each entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Brazilian Reais, the functional currency of the Bank and the presentation currency for the consolidated financial statements. The assets and liabilities that are monetary items are converted by exchange rates at the end of the period, the non-monetary items are stated at historical cost in foreign exchange rates at the date of such transactions and the income statement balances is converted by the average exchange rates for the period.

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation adjustments - Exchange differences”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower , when as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). Negative differences are charged to income on the date of acquisition.

Additionally, the share of third parties of the Bank’s equity is presented under “Minority interests” in the consolidated balance sheet (note 24). Their share of the profit for the year is presented under “Profit attributable to minority interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the minority interests are adjusted to reflect the changes in their relative interests in the subsidiary.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendix I contains significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank's share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank's investment in the associate.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, inter alia, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are performed whereby the Bank obtains control over an entity are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

• Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the cost of the business combination is recognized as Goodwill based on future economic benefits.

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in note 11.

Also, note 3 below includes a description of the most significant transaction carried out in 2008 and 2009.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

- Investments in subsidiaries, jointly controlled entities and associates (note 11).

- Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investments”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

- Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

- Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

- Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognised in "equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognised in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "equity - valuation adjustments" is reclassified to profit or loss.

- Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

- Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortised cost less any impairment, with revenue recognised on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

- Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

- Loans and advances: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items:

• Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

• Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

- Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

- Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

- Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

- Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

- Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

- Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“short positions”).

- Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

- Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

- Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

- Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

- Customer deposits: includes all repayable balances received in cash by the Bank, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from the Brazilian Central Bank and credit institutions.

- Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

- Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

- Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

- Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

- Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

- Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values, at 2009 and 2008 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

Thousands of Reais	2009			2008

	Published Price Quotations in Active Markets	Internal Models	Total	Published Price Quotations in Active Markets	Internal Models	Total

Financial assets held for trading	2,544,441	17,571,211	20,115,652	959,609	19,026,391	19,986,000
Other financial assets at fair value through profit or loss	13,787,109	2,507,351	16,294,460	-	5,574,961	5,574,961
Available-for-sale financial assets	1,633,945	44,772,175	46,406,120	1,145,483	29,590,198	30,735,681
Hedging derivatives (assets)	-	163,425	163,425	-	106,321	106,321
Financial liabilities held for trading	33,025	4,401,709	4,434,734	45,781	11,163,819	11,209,600
Other financial liabilities at fair value through profit or loss	-	1,795	1,795	-	307,376	307,376
Hedging derivatives (liabilities)	-	9,806	9,806	-	264,771	264,771

Financial instruments at fair value, determined on the basis of public price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data and extrapolation techniques. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

There were no reclassifications between the level 1 and level 2 in the exercise ended on December 31, 2009 and 2008.

On December 31, 2009 and 2008 the Bank did not have any financial instrument classified as Level 3.

The main techniques used at December 31, 2009 by the Bank’s internal models to determine the fair value of the financial instruments detailed in the foregoing table are as follows:

• In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers, the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

• In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity.

• In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

• In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair value of the financial instruments arising from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments. The valuation models are not significantly subjective, since these methodologies can be adjusted and gauged, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2) at December 31, 2009:

	Fair Values Calculated Using Internal Models	Valuation Techniques	Main Assumptions

ASSETS:
Financial assets held for trading	17,571,211
Loans and advances to credit institutions	67,170	Present Value Method	Observable market data (interest and discount rates)
Debt and equity instruments	12,554,035	Present Value Method	Observable market data (interest and discount rates)
Trading derivatives	4,950,006

Swaps	3,998,734	Present Value Method	Observable market data, liquidity (interest and exchange rates)
Exchange rate options	288,080	Black-Scholes Model	Observable market data, liquidity (exchange rates)
Interest rate options	293,198	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)
Exchange rate futures	342,681	Present Value Method	Observable market data, liquidity (exchange rates)

Stock options	27,313	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)

Hedging derivatives	163,425
Swaps	163,425	Present Value Method	Observable market data (interest rates)

Other financial assets at fair value through profit or loss	2,507,351
Loans and advances to credit institutions	1,907,265	Present Value Method	Observable market data (interest and discount rates)
Loans and advances to customers	389,113	Present Value Method	Observable market data (interest and discount rates)
Debt and equity interests	210,973	Present Value Method	Observable market data (interest and discount rates)

Available-for-sale financial assets	44,772,175
Debt and equity instruments	44,772,175	Present Value Method	Observable market data (interest and discount rates)

LIABILITIES:
Financial liabilities held for trading	4,401,709
Trading derivatives	4,401,709

Swaps	3,076,202	Present Value Method	Observable market data, liquidity (interest and exchange rates)
Exchange rate options	450,836	Black-Scholes Model	Observable market data, liquidity (exchange rates)
Interest rate options	251,618	Black-Scholes Model	Observable market data, liquidity, correlation (interest rates)
Interest rate and investment futures	589,780	Present Value Method	Observable market data (interest rates)

Stock options	33,273	Black-Scholes Model	Observable market data, liquidity, correlation (shares and ratios)

Hedging derivatives	9,806
Swaps	9,806	Present Value Method	Observable market data (interest and exchange rates)

Other financial liabilities at fair value through profit or loss	1,795	Present Value Method	Observable market data (interest and discount rates)

The use of observable market data assumes that the markets in which the Bank operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:

• Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.

• Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for the measurement of options) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

• Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains/losses on financial assets and liabilities”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Valuation adjustments - Available-for-sale financial assets”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“trading derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains/losses on financial assets and liabilities” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

g) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment, when there is objective evidence that events have occurred which:

- In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

- In the case of equity instruments, mean that their carrying amount cannot be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to the Bank’s financial statements taken as a whole.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

- All the amounts that are expected to be obtained over the remaining life of the instrument;; including, where appropriate,, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

- The various types of risk to which each instrument is subject, and

- The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically in regards to impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.

With respect to the allowance for loss arising from credit risk, the Bank makes the following distinction:

a. Specific allowance:

The Bank uses a proxy for specific allowance, as further explained below. These rules are used to calculate the minimum allowance requirements. The Bank evaluate the need for further provision, as considered necessary, following the requirements of IAS 39, based on our historical experience of impairment and other circumstances known at the time of assessment.

The Bank classifies our credit transactions according to their level of risk and the number of days such transaction is past due. Such credit classifications are determined in accordance with:

• The conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration, corporate governance and quality of internal controls, payments history, the sector in which they are active, contingencies and credit limits; and

• The characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit.

The rating and risk management systems used by the Bank may be reviewed by both the Central Bank and the Santander Group’s internal auditors. The Bank's management has not had any disputes with the Central Bank or the Santander Group regarding our risk management operations.

b. Allowance for incurred losses not specifically identified:

The Bank covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The Bank uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions.

The incurred loss is the expected cost of the credit risk of a transaction, that will manifest itself within a one year (business cycle) lead time from the balance sheet date considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss is calculated by using statistical models that consider the following three factors: "exposure at default", "probability of default" and "loss given default".

- Exposure at default (EAD) is the amount of risk Exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

- Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

- Loss given default (LGD) is the loss arising in the event of default.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the transaction, the income and expenses associated with the recovery process, and also the timing thereof and the indirect costs arising from the recovery process.

This parameter does not consider downturn adjustments.

The methodology used by the Bank for determining the loans allowance for incurred losses not specifically identified intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but it is estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is, what the Bank calls inherent losses in the context of our internal models in which loan loss allowances are calculated.

The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:

1. Low default portfolios

In certain portfolios (credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Bank opted to use the data contained in the credit derivative spreads to estimate the incurred loss discounted by the market and break it down into PD and LGD.

2. Top-down units

In the exceptional cases in which the Bank does not have sufficient data to construct a sufficiently robust credit risk measurement model, the incurred loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the incurred loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

iii. Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments - Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity “Valuation adjustments - Available-for-sale financial assets” in the case of equity instruments).

iv. Equity instruments measured at cost

The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated financial income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if related assets are sold.

h) Repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under “Balances with the Brazilian Central Bank”, “Loans and advances to credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items, which can be of a financial nature or otherwise, will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains/ (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2009 and 2008 year-end is provided in note 41-d.

k) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The consolidated entities assess at the reporting date whether there is an indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

l) Accounting for leases

i. Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other general administrative expenses” in their consolidated income statements.

m) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i. Goodwill

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, Business Combinations. Therefore:

(a) goodwill relating to an associate is included in the carrying amount of the investment. However, amortisation of that goodwill is not permitted and is therefore not included in the determination of the investor's share of the associate's profits or losses.

(b) any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired.

Goodwill - which is only recognized when it has been acquired for consideration - represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or when there is any indication of impairment, goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii. Other intangible assets

“Other intangible assets” includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life, when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under “Depreciation and amortization” in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to "Impairment losses on goodwill and other intangible assets" in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see note 2-k).

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Bank's ability to use or sell it), can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year.

n) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p) Provisions and contingent assets and liabilities

The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:

• Provisions: credit balances covering present obligations (legal or constructive) at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be probable to occur and a reliable estimate can be made of the amount of the obligation.

• Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

• Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Bank’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

• Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

• Provisions for contingent liabilities, commitments and provisions for taxes and other legal contingencies and other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and labor and civil litigation and the other provisions recognized by the consolidated entities.

q) Equity-instrument-based employee remuneration

Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Bank recognizes in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

r) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

s) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities and commitments” in the consolidated balance sheet (note 21).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

t) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 41-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Bank’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

u) Post-employment benefits

The bank has undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.

The Bank's post-employment obligations to its employees are deemed to be "defined contribution plans" when the Bank makes pre-determined contributions (recognized in “Personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (note 21).

Defined contribution plans

The contributions made in this connection in each year are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under “Provisions - Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets” on the asset side,, as appropriate) the present value of its defined benefit post-employment obligations,, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:

• They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Bank.

• They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The “past service cost”, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the consolidated income statement as follows:

• Current service cost, defined as the increase in the present value of the obligations resulting from employee service in the current period, under “Personnel expenses”.

• Interest cost, defined as the increase during the year in the present value of the obligations as a result of the passage of time, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

• The expected return on plan assets and the gains or losses on the value of the plan assets under “Interest and similar income”.

• The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.

v) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21).

w) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

x) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (9% in 2007 and the period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in note 23, is based on the projection of future income and a technical study.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Bank is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

PIS and COFINS taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

y) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

• Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flow statement, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “Cash and cash equivalents”. Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under “Cash and balances with the Brazilian Central Bank” in the consolidated balance sheet.

z) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

3. Change in the scope of consolidation

a) Contribution of Banco Real

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil -Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander in Brazil will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the legal personality of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The merger of shares of Real to the Bank was approved by the Brazilian Central Bank (Bacen) in January, 2009.

The following purchase price allocation, accounted for in accordance with IFRS 3, “Business Combinations,” reflects the purchase accounting adjustments determined on the date that Santander Spain acquired control of Banco Real since on that date Banco Real came under common control with the Bank. This allocation is explained below:

Thousands of reais	Book value	Fair value (1)	Adjustment

Net assets acquired
Assets	132,301,795	130,930,255	(1,371,540)
Of which:
Cash and balances with central banks	12,147,982	12,147,982	-
Debt instruments	21,758,968	21,728,385	(30,583)
Loans and advances to customers	69,669,710	68,039,392	(1,630,318)
Tangible assets	1,072,896	1,344,375	271,479

Liabilities	(119,436,124)	(120,826,655)	(1,390,531)
Of which:
Deposits from credit institutions	(20,946,768)	(20,932,165)	14,603
Customer deposits	(75,372,552)	(75,419,151)	(46,599)
Subordinated liabilities	(3,440,670)	(3,491,143)	(50,473)
Other financial liabilities	(5,974,858)	(5,852,833)	122,025
Provisions (4)	(3,536,049)	(4,968,623)	(1,432,574)

Net assets acquired	12,865,671	10,103,600	(2,762,071)
Intangible assets (2)		1,229,716
Fair value of the assets		11,333,316

Total consideration (3)		38,946,426
Satisfied by:
Shares		38,920,753
Cash		25,673
Goodwill		27,613,110
(1) The fair values of the assets and liabilities acquired were determined based on appraisals on October 2008, 29 (date of acquisition) and adjusted on June 30, 2009 as permitted by IFRS. This assets and liabilities were measured based on appraisals of tangible assets, consideration of advice provided by legal counsel for contingent liabilities in Provisions, and discounted cash flow analysis for all other assets and liabilities, taking into consideration the expected future economic benefits of the intangible assets.

(2) Amount relates to customer list with an estimated useful life of 10 years.
(3) Total consideration is based on amounts paid by the Santander Group for the acquisition of Banco Real.
(4) Includes R$124,684 thousand adjustment booked in the six months ended June 30, 2009 respective to a revision in the fair value of provisions, as permitted under IFRS 3.

The incorporation of Banco Real and AAB Dois Par into the Bank resulted in an increase in the Bank’s market share and distribution capacity and diversified the Bank’s portfolio, resulting in a stronger capital and liquidity position.

If the acquisition had been completed on January 1, 2008, the Bank's net interest income for the year ended December 31, 2008 would have been R$ 19,292 million (unaudited) and profit would have been R$ 3,219 million (unaudited).

b) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros, BCIS and Santander Brasil Asset approved the corporate restructuring as set out in the Agreement for the "Merger of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the equity of Banco Santander (Brasil) S.A." (the merger agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76. The stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Asset Brazil, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The mergers were accounted by the Bank using the historical IFRS balance sheet of the merged companies as of June 30, 2009, since such mergers were accounted as a business combination under common control.

Considering the fact that such transaction is a merger of shares, the legal personality of Santander Seguros, Banco BCIS and Santander Brasil Asset were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

Santander Seguros' shares incorporation caused mutual ownership for Banco Santander and Santander Seguros. This united ownership will be eliminated within one year after the of the Extraordinary Stockholders´ meeting which have approved the shares incorporation, as established by the current regulation.

The merger of shares was approved by Bacen on September 28, 2009.

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

Assets	17,680,796
Of which:
Debt instruments	2,522,657
Equity instruments	13,372,434
Loans and advances to customers	172,190
Tangible assets	4,072

Liabilities	17,680,796
Of which:
Customer deposits	918,682
Liabilities for insurance contracts	13,350,163
Provisions	159,758
Shareholders' equity	2,471,413

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2009	2008

Cash and cash equivalents	18,730,403	16,750,870
of which
Cash	3,630,669	3,218,899
Money market investments (1)	15,099,734	13,531,971
Central bank compulsory deposits (2)	8,538,609	6,949,630
	27,269,012	23,700,500
(1) Federal funds sold and securities purchased under agreements to resell, which are short-term and present insignificant risk of changes in value.
(2) Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties.

5. Loans and advances to credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and advances to credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	67,170	-
Other financial assets at fair value through profit or loss	1,907,265	4,046,898
Loans and receivables	24,228,143	29,691,635
	26,202,578	33,738,533

Type:
Time deposits	9,945,047	10,702,723
Reverse repurchase agreements	6,160,397	4,582,903
Escrow deposits	6,192,292	6,200,677
Foreign currency investments	3,493,254	10,689,007
Other accounts	411,588	1,563,223
	26,202,578	33,738,533

Currency:
Brazilian Real	20,775,625	22,661,621
US dollar	5,086,320	10,764,513
Euro	293,329	228,710
Pound sterling	14,729	13,252
Other currencies	32,725	70,861
Impairment losses	(150)	(424)
	26,202,578	33,738,533

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	12,554,035	10,011,999
Other financial assets at fair value through profit or loss	210,973	93,274
Available-for-sale financial assets	44,745,924	29,491,191
	57,510,932	39,596,464

Type:
Brazilian government securities	54,580,584	37,492,944
Other debt securities	2,960,023	2,132,409
Impairment losses	(29,675)	(28,889)
	57,510,932	39,596,464

Currency:
Brazilian Real	56,782,142	38,965,760
US dollar	392,213	258,310
Euro	366,252	401,283
Impairment losses	(29,675)	(28,889)
	57,510,932	39,596,464

At December 31, 2009, debt securities totaling R$2,590,485 thousand (2008 - R$ 3,916,554 thousand) had been assigned to repurchase agreements, R$17,994,443 thousand (2008 - R$ 17,970,817 thousand) to compulsory deposits in Central Bank, R$2,298,561 thousand (2008 - R$ 7,953,041 thousand) to guarantee BM&FBovespa derivative transactions and R$1,044,703 thousand (2008 - R$ 1,370,738 thousand) to escrow deposits and other guarantee.

Note 41-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial assets held for trading	2,544,441	678,993
Other financial assets at fair value through profit or loss	13,787,109	-
Available-for-sale financial assets	1,660,196	1,244,490
	17,991,746	1,923,483

Type:
Shares of Brazilian companies	1,470,918	1,015,603
Shares of foreign companies	67,876	312,402
Investment fund units and shares (1)	16,452,952	595,478
	17,991,746	1,923,483
(1) In 2009, includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts, due to the incorporation of Santander Seguros (Nota 3 b.).

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	678,993	340,267
Changes in the scope of consolidation (note 3)	1,722,965	301,377
Net additions /disposals	(9,148)	(97,755)
Valuation adjustments	151,631	135,104
Balance at end of year	2,544,441	678,993

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	-	-
Changes in the scope of consolidation (note 3)	11,257,572	-
Valuation adjustments	2,529,537	-
Balance at end of year	13,787,109	-

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	1,244,490	2,618,697
Net changes in the scope of consolidation (note 3)	4,526	79,770
Net additions /disposals	192,600	(284,934)
Of which:
Companhia Energética de São Paulo - CESP	-	(373,670)
Fundos de Investimento em Direitos Creditórios - FIDC	-	(85,246)
Wtorre Empreendimentos Imobiliários S.A.	-	299,091
Visa Inc	(228,138)	-
COLI - Fundo Invest Participações Coliseu	288,383	-
Santelisa Vale Bionergia S.A.	48,598	-
Santelisa Vale S.A. PN	69,526	-
Valuation adjustments	218,580	(1,169,043)
Balance at end of year	1,660,196	1,244,490

8. Trading derivatives (assets and liabilities) and Short positions

a) Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Bank is as follows (note 41-a):

Thousands of Reais	2009		2008

	Debit Balance	Credit Balance	Debit Balance	Credit Balance

Interest rate risk	4,291,939	3,327,827	5,145,948	8,197,517
Foreign currency risk	630,711	1,040,600	4,111,758	2,973,718
Price risk	27,356	33,282	36,449	26,368
Other risks	-	-	853	(335)
	4,950,006	4,401,709	9,295,008	11,197,268

b) Short positions

Short positions for 2009 and 2008 are related to Equity instruments from borrowed securities.

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2009	2008

Other financial assets at fair value through profit or loss	389,113	1,434,789
Loans and receivables	127,934,811	133,033,471
Of which:
Loans and receivables at amortized cost	138,005,290	141,214,627
Impairment losses	(10,070,479)	(8,181,156)
Loans and advances to customers, net	128,323,924	134,468,260
Loans and advances to customers, gross	138,394,403	142,649,416

Note 41-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2009	2008

Loan type and status:
Commercial credit	429,588	629,177
Secured loans	31,595,312	29,518,688
Reverse repurchase agreements	72,555	5,111
Other term loans	83,662,056	83,328,780
Finance leases	12,534,102	11,836,050
Others	200,906	9,601,146
Impaired assets	9,899,884	7,730,464
	138,394,403	142,649,416

Loan borrower sector:
Commercial, financial and industrial	69,301,774	76,406,755
Real estate-construction	3,828,300	2,469,227
Real estate-mortgage	5,225,957	4,472,602
Installment loans to individuals	47,036,774	46,856,869
Lease financing	13,001,598	12,443,963
	138,394,403	142,649,416

Interest rate formula:
Fixed interest rate	90,663,927	79,074,052
Floating rate	47,730,476	63,575,364
	138,394,403	142,649,416

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables - Loans and advances to customers” were as follows:

Thousands of Reais	2009	2008	2007

Balance at beginning of year	8,181,156	2,249,432	2,170,380
Impairment losses charged to income for the year	10,520,390	4,533,301	2,473,689
Of which:
Commercial, financial and industrial	3,071,839	1,451,583	260,532
Real estate-mortgage	27,531	25,939	6,175
Installment loans to individuals	7,197,954	2,951,494	2,179,544
Lease finance	223,066	104,285	27,438
Inclusion of entities in the Bank in the year	-	4,717,191	-
Of which:
Commercial, financial and industrial	-	1,987,596	-
Real estate-mortgage	-	48,301	-
Installment loans to individuals	-	2,609,890	-
Lease finance	-	71,404	-
Write-off of impaired balances against recorded impairment allowance	(8,631,067)	(3,318,768)	(2,394,637)
Of which:
Commercial, financial and industrial	(3,072,849)	(738,611)	(309,529)
Real estate-mortgage	(31,177)	(13,279)	(7,175)
Installment loans to individuals	(5,377,097)	(2,513,112)	(2,027,492)
Lease finance	(149,944)	(53,766)	(50,441)
Balance at end of year	10,070,479	8,181,156	2,249,432

Recoveries of loans previously charged off	537,509	430,656	293,846

Taking into account these amounts and those recognized in “Impairment losses charged to income for the year” in the foregoing table, impairment losses on “Loans and receivables” amounted to R$9,982,881 thousand, R$ 4,102,645 thousand in 2008 and R$2,179,843 thousand in 2007.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2009	2008	2007

Balance at beginning of year	7,730,464	2,092,787	2,009,508
Net additions	10,800,487	5,035,515	2,477,916
Written-off assets	(8,631,067)	(3,318,768)	(2,394,637)
Increase in scope of consolidation	-	3,920,930	-
Balance at end of year	9,899,884	7,730,464	2,092,787

This amount, after deducting the related allowances, represents the Bank’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2009 and 2008, classified by age of the oldest past-due amount:

Thousands of Reais	2009	2008

With no Past-Due Balances or Less than 3 Months Past Due	1,725,651	2,214,111
With Balances Past Due by
3 to 6 Months	2,813,568	2,259,350
6 to 12 Months	4,818,827	3,048,197
12 to 18 Months	493,371	182,799
18 to 24 Months	30,770	8,515
More than 24 Months	17,697	17,492
Total	9,899,884	7,730,464

10. Non-current assets held for sale

At December 31, 2009 and December 31, 2008, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

11. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

Thousands of Reais	Participation %		Investments		Results from companies accounted for by the equity method

	2009	2008	2009	2008	2009	2008	2007

Norchem Holding e Negócios S.A.	21.75%	21.75%	24,056	21,186	2,870	1,899	2,950
Norchem Participações e Consultoria S.A.	50.00%	50.00%	28,918	27,621	1,297	3,046	3,916
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.64%	39.59%	101,303	82,087	16,720	2,639	-
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	189,088	179,072	13,133	4,548	-
Celta Holding S.A.	26.00%	26.00%	65,612	61,468	4,267	30,676	-
ABN AMRO Brasil Dois Participações S.A. (5)	-	-	-	-	126,442	-	-
Real Seguros Vida e Previdência S.A. (current denomination of Real Tókio Marine Vida e Previdência S.A.) (4)	-	49.99%	-	86,980	8,766	14,338	-
Diamond Finance Promotora de Vendas (5)	-	25.50%	-	787	106	564	-
Fonet Brasil S.A. (3) (5)	-	50.99%	-	7,644	(1,324)	(539)	-
Companhia Brasileira de Meios de Pagamento - Visanet (2) (5)	-	14.87%	-	104,409	115,796	50,726	-
Cibrasec - Companhia Brasileira de Securitização (2)	13.64%	13.64%	10,145	9,933	475	(49)	(785)
Tecban - Tecnologia Bancária S.A. (5)	-	20.68%	-	32,044	531	271	(197)
Companhia Brasileira de Soluções e Serviços - CBSS (5)	-	15.32%	-	20,364	6,335	3,892	-
Interchange Serviços S.A. (1)	-	-	-	-	-	319	-
Total			419,122	633,595	295,414	112,330	5,884
(1) Changes in the scope of consolidation and subsequently sold during 2008.
(2) Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank’s representation on the board of directors of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees.

(3) Although the Bank possesses a minimum of 50% on each of these companies, they are not consolidated, as the Bank does not have control of such entities, either through veto rights or other shareholders’ agreement

(4) The company has become consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, as described in note 2.b. and incorporated by Santander Seguros in Sept

(5) Investment sold in 2009.

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	633,595	54,565
Changes in the scope of consolidation	338,715	517,143
Disposals and capital reductions (1)	(698,988)	(3,098)
Effect of equity accounting	295,414	112,330
Dividends paid	(153,181)	(46,384)
Other	3,567	(961)
Balance at end of year	419,122	633,595
(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted with respect to investments in associates in 2009 or 2008.

d) Other disclosures

Following is a summary of the financial information on the associates (obtained from the information available at the reporting date).

Thousands of Reais	2009	2008

Total assets	6,040,977	16,354,230
Total liabilities	5,087,708	14,099,847
Total revenues	605,491	5,883,440
Total profit	101,906	1,613,115

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2009 and 2008.

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousands of Reais	Cost	Accumulated Depreciation	Impairment Losses	Net Balance

Land and buildings	1,961,109	(184,664)	(90,619)	1,685,826
IT equipment and fixtures	1,129,380	(624,970)	-	504,410
Furniture and vehicles	2,275,198	(662,038)	-	1,613,160
Construction in progress and other items	25,678	-	-	25,678
Balances at December 31, 2008	5,391,365	(1,471,672)	(90,619)	3,829,074

Land and buildings	2,098,622	(220,186)	(86,053)	1,792,383
IT equipment and fixtures	1,233,776	(747,826)	-	485,950
Furniture and vehicles	2,068,058	(644,622)	-	1,423,436
Balances at December 31, 2009	5,400,456	(1,612,634)	(86,053)	3,701,769

Changes

The changes in “Tangible assets” in the consolidated balance sheets were as follows:

Thousands of Reais	2009	2008

Cost:
Balances at beginning of the year	5,391,365	2,539,531
Changes in the scope of consolidation (note 3)	5,524	1,344,375
Additions/Disposals (net)	5,781	1,509,306
Transfers and other changes	-	(1,918)
Exchange differences and other items	(2,214)	(1,847)
Balances at end of the year	5,400,456	5,391,365

Accumulated depreciation:
Balances at beginning of the year	(1,471,672)	(1,336,134)
Changes in the scope of consolidation (note 3)	(1,452)	-
Disposals	257,146	149,204
Transfers and other changes	48,320	17,041
Charge for the year	(447,138)	(301,731)
Exchange differences and other items	50,482	16,989
Balances at end of the year	(1,612,634)	(1,471,672)

Impairment losses:
Balances at beginning of the year	(90,619)	(92,427)
Impairment charge for the year	4,566	(28,129)
Transfers and other changes	-	29,937
Balances at end of the year	(86,053)	(90,619)

Tangible assets, net:	3,701,769	3,829,074

The depreciation expenses has been included in the line item “Depreciation and Amortisation” in the income statement.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to the Company’s goodwill in 2009.

The breakdown of “Goodwill” is as follows:

Thousands of Reais	2009	2008

Banco ABN Amro Real S.A.	27,217,565	27,488,426
Real Seguros Vida e Previdência	1,094,671	-
	28,312,236	27,488,426

The changes of goodwill in December, 31 2009 and 2008 were as follows:

Thousands of Reais	2009	2008

Balance at beginning of the year	27,488,426	-
Acquisitions:
Banco ABN Amro Real S.A. (1)	124,684	27,488,426
Real Seguros Vida e Previdência	1,094,671	-
Disposals:Disposals:
Banco ABN Amro Real S.A. (2)	(395,545)	-
Balance at end of the year	28,312,236	27,488,426
(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value´s final determination, as allowed by IFRS 3.
(2) It includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.

14. Intangible assets - Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated Useful Life	Thousands of Reais

		2009	2008

With finite useful life:
IT developments	3 years	1,711,000	1,122,446
Customer relationship	(1)	4,288,031	3,701,604
Other assets	up to 5 years	237,517	11,684
Accumulated amortization		(2,123,698)	(1,177,222)
Impairment losses		(807,147)	(151,651)
		3,305,703	3,506,861
(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

The changes in “Other intangible assets” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	3,506,861	1,799,182
Change in the scope of consolidation (note 3)	8,296	1,610,007
Additions/Disposals (net)	1,466,411	688,357
Amortization	(801,474)	(544,274)
Impairment losses (1)	(859,216)	(52,002)
Exchange differences and other changes (net)	(15,175)	5,591
Balance at end of year	3,305,703	3,506,861
(1) In 2009, includes a provision for impairment losses over the purchase of contracts for providing banking services in the amount of R$818,843 thousand. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

The amortization expenses has been included in the line item “Depreciation and Amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2009	2008

Transactions in transit	684,409	3,873
Prepayments and accrued income	1,059,738	1,186,188
Other receivables	127,290	1,680,543
	1,871,437	2,870,604

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2009	2008

Classification:
Other financial liabilities at fair value through profit or loss	1,795	307,376
Financial liabilities at amortized cost	21,195,959	26,510,219
Of which:
Deposits from the Brazilian Central Bank	240,113	184,583
Deposits from credit institutions	20,955,846	26,325,636
	21,197,754	26,817,595

Type:
Demand deposits	195,081	65,585
Time deposits	20,838,179	26,720,554
Repurchase agreements	164,494	31,456
	21,197,754	26,817,595

Currency:
Reais	10,706,908	9,711,892
Euro	236,572	979,026
US dollar	10,004,349	12,957,208
Other currencies	249,925	3,169,469
	21,197,754	26,817,595

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial liabilities at amortized cost	149,440,156	155,494,839
	149,440,156	155,494,839

Type:
Demand deposits
Current accounts	15,139,942	15,297,660
Savings accounts	25,216,924	20,642,679
Time deposits	74,633,544	88,880,022
Repurchase agreements	34,449,746	30,674,478
	149,440,156	155,494,839

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2009	2008

Classification:
Financial liabilities at amortized cost	11,439,010	12,085,655
	11,439,010	12,085,655
Type:
Bonds outstanding	5,805,455	5,342,334
Notes and other securities	5,633,555	6,743,321
Total	11,439,010	12,085,655
Of which:
Securitization notes (MT100) (1)	1,371,588	1,816,289
Agribusiness credit notes - LCA	1,231,260	2,016,367
Real estate credit notes - LCI	5,985,385	4,496,764
(1) It includes the series 2004-1 in the amount of US$190 million (2008- US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to September 2015 and the series 2008-2 in the amount of US$300 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014 related to Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks, the series 2009-1 in the amount of US$50 million, with charges equivalent to 2.8% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 and the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable between March 2013 to September 2019.

At December 31, 2009 and 2008, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

Note 41-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais		Average Interest Rate (%)

Currency	2009	2008	2009	2008

Reais	9,718,114	9,630,331	9.0%	10.19%
US dollar	1,671,530	2,455,324	3.3%	4.23%
Euro	49,366	-	0.4%	-
Balance at end of year	11,439,010	12,085,655	7.9%	8.98%

The changes in “Marketable debt securities” were as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	12,085,655	2,805,417
Change in the scope of consolidation (note 3)	-	4,077,492
Issues	14,746,518	12,148,373
Redemption	(16,080,145)	(8,378,657)
Interest	1,047,750	548,834
Foreign exchange	(564,515)	356,261
Other	203,747	527,935
Balance at end of year	11,439,010	12,085,655

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais					2009	2008

	Issuance	Maturity	Amount (millions)	Interest rate	Total	Total

Subordinated Certificates (1)	Jun-06	Jul-16	R$1.500	105.0% CDI	2,263,856	2,050,292
Subordinated Certificates (1)	Mar-09	Mar-19	R$1.507	13.8%	1,667,219	-
Subordinated Certificates (1)	Oct-06	Sep-16	R$850	104.5% CDI	1,226,492	1,111,313
Subordinated Certificates (1)	Jul-07	Jul-14	R$885	104.5% CDI	1,155,269	1,046,778
Perpetual Bonds (2)	Sep-05	N/A	US$500	8.7%	870,259	1,163,487
Subordinated Certificates (1)	Apr-08	Apr-13	R$600	100.0% CDI + 1.3%	733,444	659,220
Subordinated Certificates (1)	Apr-08	Apr-13	R$555	100.0% CDI + 1.0%	679,443	612,183
Subordinated Certificates (1)	Jul-06 to Oct- 06	Jul-16	R$447	104.5% CDI	665,790	603,266
Subordinated Certificates (1)	Jan-07	Jan-13	R$300	104.0% CDI	418,055	378,974
Subordinated Certificates (1)	Aug-07	Aug-13	R$300	100.0% CDI + 0.4%	390,192	353,546
Subordinated Certificates (1)	Jan-07	Jan-14	R$250	104.5% CDI	348,846	316,086
Subordinated Certificates (1) (3)	May-08 to Jun- 08	May-13 to May- 18	R$283	CDI	338,366	305,087
Subordinated Certificates (1) (4)	May-08 to Jun- 08	May-13 a Jun- 18	R$268	IPCA	325,676	288,447
Subordinated Certificates (1)	Nov-08	Nov-14	R$100	120.5% CDI	114,490	102,184
Subordinated Certificates (1)	Feb-08	Feb-13	R$85	IPCA +7.9%	107,048	95,175
"Floating Rate Notes"	Nov-99	Nov-09	US$170	Libor + 4.5%	-	94,704
"Floating Rate Notes"	Nov-99	Nov-09	US$30	Libor + 4.5%	-	16,687
Total					11,304,445	9,197,429
(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander S.A. and with prior authorization by the Central Bank of Brazil, be redeemed in full at December 2010 or on any subsequent interest payment date.

(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.16% p.a. to 1.53% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.28% p.a. to 8.65% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais		Average Interest Rate (%)

Currency:	2009	2008	2009	2008

Reais	10,434,186	7,922,551	9.68%	14.90%
US Dollar	870,259	1,274,878	8.70%	8.64%
Balance at end of year	11,304,445	9,197,429	9.60%	13.77%

The changes in “Subordinated liabilities” were as follows:

	2009	2008

Balances at beginning of year	9,197,429	4,210,224
Change in the scope of consolidation (note 3)	-	3,491,143
Issues	1,507,000	650,000
Subordinated Certificates (maturity within May 2013 to May 2018 and index to CDI)	-	282,500
Subordinated Certificates (maturity within May 2013 to May 2018 and index to IPCA)	-	267,500
Subordinated Certificates (maturity in November 2014 and index to CDI)	-	100,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	1,507,000	-
Redemption
Quarterly interest payments	(159,905)	(126,802)
Interest	1076557	690,014
Foreign exchange	(316,636)	282,850
Balances at end of year	11,304,445	9,197,429

Note 41-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2009	2008

Credit card obligations	5,293,202	4,898,336
Unsettled financial transactions	2,060,835	3,107,531
Dividends payable	1,623,885	1,449,922
Tax collection accounts - Tax payables	482,544	838,893
Other financial liabilities	727,698	390,490
	10,188,164	10,685,172

Note 41-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2009	2008

Provisions for pensions and similar obligations	1,096,799	1,078,916
Provisions for commitments and other provisions (1)	8,383,463	7,836,329
Provisions	9,480,262	8,915,245
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2009			2008

	Pensions	Provisions for commitments and other provisions (1)	Total	Pensions	Provisions for commitments and other provisions (1)	Total

Balances at beginning of year	1,078,916	7,836,329	8,915,245	777,639	4,038,682	4,816,321
Net change in the scope of consolidation (note 3)	-	96,459	96,459	273,423	4,570,516	4,843,939
Additions charged to income:
Interest expense and similar charges (note 30)	100,567	-	100,567	91,437	-	91,437
Personnel Expenses (note 37)	36,534	-	36,534	45,060	-	45,060
Additions to provisions	43,464	3,437,229	3,480,693	18,359	1,211,958	1,230,317
Payments to pensioners and early retirees with a charge to internal provisions	(35,752)	-	(35,752)	(33,054)	-	(33,054)
Payments to external funds	(130,095)	-	(130,095)	(93,948)	-	(93,948)
Amount used	-	(2,726,181)	(2,726,181)	-	(2,142,761)	(2,142,761)
Transfers, exchange differences and other changes	3,165	(260,373)	(257,208)	-	157,934	157,934
Balances at end of year	1,096,799	8,383,463	9,480,262	1,078,916	7,836,329	8,915,245
(1) Includes, primarily, legal obligations, tax and social security, labor and civil contingencies.

c) Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: Defined benefit plan fully defrayed by the Bank, Bank, covers employees hired on or after May 22,22, 1975,1975, and those hired by May 22,22, 1975 who are also entitled to death benefits.

- Plan II: Defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.94% of the funding rate established by the actuary for each period.

- Plan V: Defined benefit plan fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

- Supplemental Pension Plan: Defined benefit plan created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

- Plan III: Defined contribution covering employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

- Plan IV: Defined contribution covering employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: Defined benefit plan established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

- Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

- Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

• Holandaprevi:

Defined contribution plan. In June 2009, the Holandaprevi Pension Plan was redesigned to offer to the employees of the Santander the contribution to which is shared by the employee and the company. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

• Previban:

Defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsored by Banco Santander, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and is in process of withdrawal of sponsoring.

• Bandeprev:

Defined benefit plan, sponsored by Banco Santander and managed by Bandeprev - Bandepe Previdência social. The plans are divided into basic plan and special plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spin-off of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

• Fasass:

In June, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fundação América do Sul de Assistência e Seguridade Social (FASASS), were transferred to the private pension plan company which is not a member of the Santander . The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, with financial settlement in July 2009, to form the Mathematical Reserve for Benefits Granted.

• Other:

Banco Santander S.A. is the sponsor of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation:

- Banesprev - Plan V and Other Plans - 11.1% (2008 - 11.07%) .
- Banesprev - Supplementary Pension Plan - 11.1% (2008 - 14.9%) .
- Sanprev - 11.1% (2008 - 12.5%) .
- Bandeprev, Holandaprevi e Previban - 11.1% (2008 - 10.3%) .

• Expected rate of return on plan assets:

- Banesprev - Plan I - 12.1% (2008 - 12.9%) .
- Banesprev - PlanBanesprev Plan II - 12.5% (2008 - 12.9%).
- Banesprev - Plan III - 12.5% (2008 - 12.9%) .
- Banesprev - Plan IV - 10.6% (2008 - 12.5%) .
- Banesprev - Supplementary Pension Plan - 11.1% (2008 - 14.9%) .
- Banesprev - Plan V - 10.8% (2008 - 16.5%) .
- Sanprev - 10.6% (2008 - 10.6%) .
- Bandeprev - 10.0% (2008 - 12.1%), Holandaprevi 9.7% and Previban - 11.7% (Previban and Holandaprevi for 2008 - 11.8%) .

• Estimated long-term inflation rate:

- Sanprev - All Plans - 4.2% (2008 - 4.0%) .
- Banesprev, Bandeprev and Holandaprevi - 4.2% (2008 - 4.0%) .
- Previban - 4.0% (2008, 4.0%) .

• Estimate salary increase rate:

- Banesprev - Plans I to V and Other Plans - 4.7% (2008, 4.0%) .
- Bandeprev and Holandraprevi - 4.7% (2008, 1.0%) .
- Previban - Null growth, as they do not have active participants.
- Sanprev - 4.7% (2008, 4.2%) .

• Estimated benefit increase rate:

- Banesprev - 4.2% (2008, 4.0%) .
- Previban - 4.0% (2008 - 0%)
- Holandaprevi - 4.2% (2008, 4.0%) .
- Bandeprev - 4.2% (2008, 4.0%) .
- Sanprev - 4.2% (2008, 4.0%) .

• General mortality biometric table:

- Banesprev, Sanprev, Holandaprevi, Bandeprev and other plans - AT-2000.
- Previban - UP-94 segregated by sex.

• Disability biometric table and disability mortality table:

- Banesprev, Sanprev, Holandaprevi and Previban - Mercer Disability Table.
- Bandeprev - Mercer Disability Entrance Table.

• Expected Turnover table:

- Banesprev - Plan V (0.1/length os service + 1) until 50 years of age. (There was no change since 2008 for this criteria).
- Banesprev - Plan II - 2.0% (2008, 2.0%) .
- Banesprev - Supplementary Pension Plan and Other Plans - 0%.
- Sanprev - 0%.
- Holandaprevi segregated by age according to the rates below, by minimum wage (MW): up to 10 MW - 10% (under 30 years old) or 9% (between 30 and 35 years old); from 10 MW to 20 MW - 9% (under 30 years old) or 8% (between 30 and 35 years old); and above 20 MW - 8% (under 30 years old) or 7% (between 30 and 35 years old). (There was no change in this criteria since 2008).
- Bandeprev. segregated by age and wage, as follow: upt to 10 MW = 0.45/(length of service+ 1); from 10 MW to 20 MW = 0.30/(length of service + 1); and above 20 MW = 0.15/ (length of service + 1). (There were no changes for this criteria since 2008).
- Previban null turnover table, due to absense of active participants. (There was no change in this criteria since 2008).

• Probability of retirement: 100% upon first eligibility.

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A

The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• Holandaprevi’s retirees

Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

• Former employees of Banco Real S.A. (retiree by Circulares)

The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

• Bandeprev’s retirees

The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco de Pernambuco S.A. - Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with lifetime benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of ten years or more (closed group). With the merger of Banco Sudameris Brasil S.A., Banco Real became responsible for ensuring the benefit.

• Plasas - Fasass’ Supplementary Health Plan (Plasas)

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization.

It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

• Life insurance for Banco Real’s retirees (Life Insurance)

Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Real subsidizes 45% of the total premium (closed group).

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

During 2009, the Bank recognized an expense of R$36,534 thousand (2008 - R$33,166 thousand and 2007 - R$ 3,919 thousand) related to contributions to pension funds (note 37).

The funding status of the defined benefit obligations in 2009 and 2008 is as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations

	2009	2008	2009	2008

Present value of the obligations:
To current employees	1,078,765	954,321	23,053	26,806
Vested obligations to retired employees	12,644,915	11,676,568	3,842,505	2,684,670
To early retirees		-		44
	13,723,680	12,630,889	3,865,558	2,711,520
Less:
Fair value of plan assets	13,324,387	12,390,745	3,683,450	2,897,569
Unrecognized actuarial (gains)/losses	223,152	(180,135)	282,858	(223,100)
Unrecognized assets	(619,308)	(378,950)	(402,457)	(242,636)
Unrecognized past service cost	358	-	-	-
Provisions – Provisions for pensions	795,091	799,229	301,707	279,687

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations

	2009	2008	2009	2008

Current service cost	22,051	21,284	14,483	23,776
Interest cost	1,362,265	1,362,586	307,459	311,758
Expected return on plan assets	(1,291,696)	(1,278,663)	(277,461)	(304,244)
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	36,552	16,726	6,857	-
Past service cost	57	-	-	-
Early retirement cost	-	-	-	1,633
Total	129,228	121,933	51,337	32,923

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations

	2009	2008	2009	2008

Present value of the obligations at beginning of year	12,630,889	10,003,684	2,711,520	2,786,388
Change in the scope of consolidation (note 3)	-	1,372,869	-	291,755
Current service cost	22,051	21,284	14,483	23,776
Interest cost	1,362,265	1,362,586	307,459	311,758
Early retirement cost	-	-	-	1,633
Benefits paid	(1,394,064)	(922,771)	(178,875)	(157,266)
Past service cost	-	-	-	-
Actuarial (gains)/losses	1,102,539	931,691	1,010,971	(539,867)
Other	-	(138,454)	-	(6,657)
Present value of the obligations at end of year	13,723,680	12,630,889	3,865,558	2,711,520

The net inclusion of entities in the Bank mainly relates to Banco Real.

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans		Other Similar Obligations

	2009	2008	2009	2008

Fair value of plan assets at beginning of year	12,390,745	10,117,296	2,897,569	2,782,114
Change in the scope of consolidation (note 3) *	-	1,574,595	-	93,401
Expected return on plan assets	1,291,696	1,278,663	277,461	304,244
Actuarial gains/(losses)	684,445	230,194	638,240	(169,057)
Contributions	106,837	83,055	42,751	41,487
Of which:
By the Bank (1)	84,495	67,513	37,635	36,021
By plan participants	22,341	15,542	5,116	5,466
Benefits paid	(1,149,336)	(893,058)	(172,572)	(153,225)
Exchange differences and other items	-	-	-	(1,395)
Fair value of plan assets at end of year	13,324,387	12,390,745	3,683,450	2,897,569

* The net inclusion of entities in the Bank relates mainly to Banco Real in 2008 (Note 3)

In 2010 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2009.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2009	2008

Equity instruments	2.55%	5.47%
Debt instruments	96.58%	92.85%
Properties	0.12%	0.10%
Other	0.75%	1.58%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2009 for the next ten years:

Thousands of Reais

2010	1,264,185
2011	1,309,276
2012	1,364,315
2013	1,420,332
2014	1,476,617
2015 a 2019	8,220,000
15,054,725

d) Provisions for commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program. As a result, was settled contingent tax liabilities in the amount of R$ 1,344,860 through the payment (R$ 422,857) and the conversion of guarantee deposits (R$ 731,160). It was recorded in the income of the year a net gain of R$ 207,603 before taxes. It was not used tax loss carryforwards or social contribution in the settlement of these tax debts as authorized by the Law.

The e Bank a a and d its ts subs subsidiaries d a es a also so accepted to splitt the t e tax debts a and d soc social a securit secu ty, which c ma ay be sett settled ed at a later ate date a after te tthe e formal o a co consolidation so dat o of debts, to be held e d by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law n° 11.941/09 are:

- PIS and Cofins - R$3,734,078 thousand (2008 - R$2,210,489 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

- CSLL - equal tax treatment - R$258,985 thousand (2008 - R$ 502,948 thousand) - lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law n° 11.941/09.

- Increase in CSLL tax rate - R$548,550 thousand (2008 – 136,853 thousand) - the Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

- Service Tax (ISS) - Financial Institutions - R$268,845 thousand (2008 - R$279,554 thousand): refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

- Social Security Contribution (INSS) - R$209,045 thousand (2008 - R$163,896 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

- Allowance for doubtful accounts - R$209,559 thousand (R$205,714 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

ii. Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, provisions are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Lawsuits for indemnity seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, bank accounts, collection and loans. There are also collection lawsuits related to the elimination of inflation effects in savings and escrow deposit accounts deriving from the Economic Plans (Bresser, Verão, Collor I and II) and other matters.

For civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

On September 1, 2009, the Bank reached an settlement with the non-controlling stockholders of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement and the resulting termination of the lawsuits have already been confirmed by courts.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$430,357, R$61,141 and R$33,601 (2008 - R$459,291, R$137,861 and R$57,386), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$525,099 (2008 -R$654,538). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

- CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços Técnicos de Informática S.A.and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. It is awaiting a trial filed by the bank, in face of order dismissing the continuity of the appeal. The updated amount of each proceeding is approximately R$515 million.

- IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$381 million.

- Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$224 million.

- CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9.779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$165 million.

- CSLL - equal tax treatment - Amendment 10/96 - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$162 million.

- CSLL - Final and unappealable decision - This lawsuit claims the right not to recognize the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL, as the Entity was granted a favorable final and unappealable decision that overrules the collection of CSLL under Law 7.689/1988 and Law 7.787/1989. The appeals filed with the Federal Regional Court are awaiting a decision. The amount involved adjusted for inflation is approximately R$148 million.

- Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

- Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$345 million.

22. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2009	2008

Accrued expenses and deferred income	1,751,717	2,026,316
Transactions in transit	349,097	336,265
Other	2,126,954	1,164,381
	4,227,768	3,526,962

23. Tax matters

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2009	2008	2007

Income before taxes, net of profit sharing	8,137,129	2,548,833	2,687,141
Interest on capital (1)	(825,122)	(480,000)	(527,600)
Unrealized profits	(4,707)	(1,335)	-
Income before taxes	7,307,300	2,067,498	2,159,541
Total income and social contribution tax at the rates of 25% and 15%, respectively (*)	(2,922,920)	(826,999)	(734,244)
PIS and COFINS (net of income and social contribution taxes) (2)	(993,057)	(492,554)	(389,984)
Equity in subsidiaries	118,166	44,932	2,001
Goodwill	1,519,094	375,542	303,178
Nondeductible expenses and provisions	32,865	(74,441)	63,150
Exchange variation - foreign branches (3)	(634,492)	681,453	(28,899)
Effect of income and social contribution taxes on prior year's temporary differences	157,493	125,311	26,664
Effects of change in tax rate and result in subsidiaries at the rate of 9%	67,176	(9,221)	-
Other adjustments	26,510	5,770	(26,008)
Income and social contribution taxes	(2,629,165)	(170,207)	(784,142)
Of which:
Current tax	(3,650,660)	(1,173,722)	(749,295)
Deferred taxes	1,021,495	1,003,515	(34,847)
Taxes paid in the year	(1,973,257)	(918,677)	(392,791)
(*) 25% and 9% for 2007
(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.
(3) Relates to the net loss in 2009 and net gain in 2008 arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary, offset by a loss recorded on “Gain/Losses on Financial Assets and Liabilities (Net)”. See Note 34.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2009	2008

Profit Before Taxes	8,137,129	2,548,833
Income tax	2,629,165	170,207
Effective tax rate (1)	32.31%	6.68%
(1) In 2009 and 2008, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains/losses on financial assets and liabilities (note 34) the effective tax rate would have been 23.2% and 25.0%, respectively.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2009	2008

Tax credited to equity:	170,038	463,203
Measurement of available-for-sale fixed-income securities	-	463,203
Measurement of available-for-sale equity securities	20,187	-
Measurement of cash flow hedges	149,851	-
Tax charged to equity:	(568,155)	(165,996)
Measurement of non-current assets held for sale	(19,397)	-
Measurement of available-for-sale fixed-income securities	(548,758)	-
Measurement of cash flow hedges	-	(165,996)
Total	(398,117)	297,207

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2009	2008

Tax assets	13,617,159	11,769,157
Of which:
Tax loss carryforwards	1,669,755	1,377,470
Temporary differences (1)	11,947,404	10,391,687

Tax liabilities	3,867,857	3,130,894
Of which:
Excess depreciation of leased assets	2,153,120	1,156,283
Adjustment to fair value of trading securities and derivatives	1,714,737	1,372,552
(1) Temporary differences relate mainly to impairment losses on loans and receivables and contingent liabilities.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2008	(Charge)/ Credit to Income	Charge/Credit to Asset and Liability Revaluation Reserve	Acquisitions for the Year (Net)	Balances at December 31, 2009

Deferred tax assets	11,769,157	1,753,146	107,989	(13,133)	13,617,159
Deferred tax liabilities	3,130,894	731,651	3,960	1,352	3,867,857
Total	8,638,263	1,021,495	104,029	(14,485)	9,749,302

Thousands of Reais	Balances at December 31, 2007	(Charge)/ Credit to Income	Charge/Credit to Asset and Liability Revaluation Reserve	Acquisitions for the Year (Net)	Balances at December 31, 2008

Deferred tax assets	4,073,205	2,224,953	45,185	5,425,814	11,769,157
Deferred tax liabilities	1,452,640	1,221,438	(491,031)	947,847	3,130,894
Total	2,620,565	1,003,515	536,216	4,477,967	8,638,263

24. Minority interests

“Minority interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Minority interests” is as follows:

Thousands of Reais	2009	2008

Agropecuária Tapirapé S.A.	63	60
Banco ABN AMRO Real S.A.	-	80
Banco Comercial e de Investimento Sudameris S.A.	-	3,977
Real Leasing S.A. Arrendamento Mercantil	910	819
Real CHP S.A.	297	334
Brasil Foreign Diversified Payment Rights Finance Company - SPC	67	-
Other companies	1	9
	1,338	5,279

Profit for the year attributed to minority interests	358	231
Of which:
Agropecuária Tapirapé S.A.	3	-
Banco Comercial e de Investimento Sudameris S.A.	-	206
Real Leasing S.A. Arrendamento Mercantil	94	19
Real CHP S.A.	261	-
Other companies	-	6

b) Changes

The changes in the balance of “Minority interests” are summarized as follows:

Thousands of Reais	2009	2008

Balance at beginning of year	5,279	57
Change in the scope of consolidation (note 3)	(4,299)	4,991
Profit for the year attributed to minority interests	358	231
Balance at end of year	1,338	5,279

25. Valuation adjustments

The balances of “Valuation adjustments” include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the statement of changes in equity and recognized income and expense until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the statement of recognized income and expense includes the changes to “Valuation adjustments” as follows:

- Revaluation gains/losses: includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to minority interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

This item includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets.

The changes in the balance at December 31, 2009 with respect to the previous year relate mainly to the increase arising from the gain of unrealized gains that were recognized in equity at 2008 year-end.

b) Cash flow hedges

This item includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see note 41-a).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Shareholders’ equity

a) Capital

According to the bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented as follows:

	Thousands of shares:

	2009			2008

	Common	Preferred	Total	Common	Preferred	Total

Brazilian residents	33,546,259	32,004,313	65,550,572	2,734,410	3,993,767	6,728,177
Foreign residents	179,295,473	154,198,072	333,493,545	171,558,006	147,472,100	319,030,106
Total shares	212,841,732	186,202,385	399,044,117	174,292,416	151,465,867	325,758,283
Total in thousands of reais	33,396,165	29,216,290	62,612,455	25,228,125	21,924,076	47,152,201

On October 13, 2009, as a result of the Global Share Offering, g the capital p of Banco Santander was increased by y 525,000.000 Units (totaling( g 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 net of issuances costs of R$ 193,616.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share) ,all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par.

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments are offset against the annual mandatory dividend.

	2009

	Thousands of Reais (5)	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

	2008

	Thousands of Reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital based on interim net income for the period of December 31, 2008 (1)	752,807	2.2084	2.4293	n.a.
Interest on capital based on interim net income for the period of December 31, 2008 (1)	217,193	0.6372	0.7009	n.a.
Dividends from constituted reserves for the period of December 31, 2008 (1)	3,045	0.0089	0.0098	n.a.
Interest on capital based on interim net income for from December, 2008 (1) (2)	480,000	1.4081	1.5489	n.a.
Total in December 31, 2008	1,453,045

(1) Established by Board of Directors in December 2008.
(2) Common shares - R$1.1969 and Preferred shares - R$1.3166, net of taxes.

c) Reserves

The reservers are allocated as follows after the deductions and statutory provisions, from the net income.

Legal reserve

In accordance with BRGAAP, BRGAAP, 5% (five percent) in transferred to the legal reserve, reserve, until it reaches 20% (twenty percent) of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

In accordance with BR GAAP, the capital reserve is comprised for: (1) share premium paid by investors in the subscription of shares which exceeds the par value (not applicable to us), or part of the issue price of the shares without par value which exceed the amount destinated to the composition of the capital, and (2) product from the disposal of beneficiary party (not applicable to us) and subscription bonds. The capital reserve can only be used for: (1) loss absorption which exceed the retained earnings and profit reserves, (2) redemption, repayment or purchase of treasury shares, (3) redemption of beneficiary party (not applicable to the Bank), (4) incorporation of capital, or (5) payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destinated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

On February, 2009 the Bank acquired 25.395 thousands own shares for the amount R$1.948. The Extraordinary shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

27. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

Thousands of Reais	2009	2008

Adjusted Tier I Regulatory Capital	42,357,612	23,033,013
Tier II Regulatory Capital	9,972,644	8,504,338
Adjusted Regulatory Capital (Tier I and II)	52,330,256	31,537,351
Required Regulatory Capital	22,483,494	23,527,735
Adjusted Portion of Credit Risk	20,607,792	22,324,423
Market Risk Portions	844,882	916,186
Operational Risk Portion	1,030,820	287,126
Basel II Ratio (*)	25.6%	14.7%
(*) Calculated according to BACEN requirements, not considering goodwill effect.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2008, Santander exceeded the limit for investment in permanent assets, the effect, arising exclusively from the mentioned corporate restructuring, does not represent any adverse impact on the financial position of Santander and as required by prevailing regulation, a regularization plan was prepared so that said limit is met, which was approved by the regulatory agency (Bacen). On December 31, 2009, Santander qualifies for this ratio.

28. Guarantees

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2009 and 2008 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, maximum potential amount of future payments significantly exceeds inherent losses.

Thousands of Reais	2009	2008

Maximum potential amount of future payments

Contingent liabilities:
Guarantees and other sureties
Financial guarantees	17,379,109	20,804,663
Performance guarantees	695,099	745,792
Financial standby letters of credit	2,189,135	3,019,320
Other	243,406	195,239
Other contingent exposures	460,621	640,296
Documentary Credits	460,621	640,296

Total Contingent Liabilities	20,967,370	25,405,310

Commitments:
Loan commitments drawable by third parties	77,789,371	68,777,962
Other commitments	3,437,417	9,614,810
Securities placement commitments	3,437,417	9,614,810

Total Commitments	81,226,788	78,392,772
Total	102,194,158	103,798,082

Financial guarantees are provided to our clients in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the execution of loans.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Performance guarantees are issued to guarantee customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment mediator between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and tracking standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$65,041 thousands (2008, R$58,520).

29. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2009, 2008 and 2007 is as follows:

Thousands of Reais	2009	2008	2007

Balances with the Brazilian Central Bank	1,666,931	2,270,494	1,893,765
Loans and advances to credit institutions	2,901,054	1,818,645	701,693
Debt instruments	29,469,976	3,327,287	2,165,840
Loans and advances to customers	5,201,840	16,296,436	8,047,359
Other interest	103,155	54,952	388,711
	39,342,956	23,767,814	13,197,368

30. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2009, 2008 and 2007 is as follows:

Thousands of Reais	2009	2008	2007

Deposits from the Brazilian Central Bank	29,340	467	-
Deposits from credit institutions	1,179,130	1,630,639	1,362,276
Customer deposits	13,164,015	9,145,873	4,709,093
Marketable debt securities and subordinated liabilities
Marketable debt securities (note 18)	1,047,750	548,834	276,493
Subordinated liabilities	1,076,557	690,014	451,828
Pensions (note 21)	100,567	91,437	112,619
Other interest	578,505	222,581	89,773
	17,175,864	12,329,845	7,002,082

31. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Equity instruments classified as:
Financial assets held for trading	6,714	7,627	16,089
Of which:
Petroquimica Uniao S.A.	523	2,654	5,256
Petroleo Brasileiro S.A.	2,349	261	725
Cia Vale do Rio Doce	1,108	1,473	143

Available-for-sale financial assets	23,189	29,345	20,298
Of which:
Bovespa Holding S.A.	4,192	11,760	-
SERASA S.A	8,811	3,721	8,273
BMF Bovespa S.A.	6,522	-	-

	29,903	36,972	36,387

32. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Collection and payment services:
Bills	378,519	218,979	127,514
Demand accounts	1,570,356	449,385	424,829
Cards	1,056,791	601,782	332,086
Checks and other	800,784	983,773	742,852
Orders	251,790	134,713	82,328
	4,058,241	2,388,632	1,709,609

Marketing of non-banking financial products:
Investment funds	851,766	700,233	620,278
Insurance	794,234	643,810	428,216
Capitalization	136,144	102,185	17,902
	1,782,144	1,446,228	1,066,396

Securities services:
Securities underwriting and placement	252,236	110,653	90,691
Securities trading	148,244	147,307	139,751
Administration and custody	129,241	64,232	22,580
Asset management	1,960	2,968	3,191
	531,681	325,160	256,213

Other:
Foreign exchange	314,720	100,129	70,484
Financial guarantees	219,549	146,625	73,800
Other fees and commissions	241,829	402,240	187,016
	776,098	648,994	331,300
	7,148,164	4,809,014	3,363,518

33. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Fees and commissions assigned to third parties	485,182	351,471	129,617
Of which: Credit cards	349,874	243,946	52,643
Other fees and commissions	425,220	203,840	135,929
	910,402	555,311	265,546

34. Gains/losses on financial assets and liabilities

“Gains/losses on financial assets and liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a) Breakdown

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2009	2008	2007

Held for trading (1)	2,032,272	(1,214,846)	254,128
Other financial instruments at fair value through profit or loss (2)	(10,132)	39,956	24,873
Financial instruments not measured at fair value through profit or loss	755,916	320,307	1,236,856
Of which: Available-for-sale financial assets
Debt instruments	122,886	(15,476)	672,863
Equity instruments	559,080	260,855	547,343
Hedging derivatives and other	(61,733)	(431,530)	807
	2,716,323	(1,286,113)	1,516,664
(1) In 2009 and 2008, includes the net loss and net gain, respectively, arising from the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary. See note 23 for the income tax impact of such hedge.
(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

b) Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

Thousands of Reais	2009	2008

Loans and advances to credit institutions	1,974,435	4,046,898
Loans and advances to customers	389,113	1,434,789
Debt instruments	12,765,008	10,105,273
Other equity instruments	16,331,550	678,993
Derivatives	4,950,006	9,295,008
	36,410,112	25,560,961

The detail of the amount of the liability balances is as follows:

Thousands of Reais	2009	2008

Deposits from credit institutions	1,795	307,376
Trading derivatives	4,401,709	11,197,268
Short positions	33,025	12,332
	4,436,529	11,516,976

35. Exchange differences

“Exchange differences” shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

36. Other operating income and other operating expenses

These items in the consolidated income statement include:

Thousands of Reais	2009	2008	2007

Revenues from insurance contracts (1)	232,976	-	-
Other operating income	189,067	379,102	631,188
Other operating expense	(355,776)	(333,831)	(448,610)
Contributions to fund guarantee of credit	(181,891)	(105,088)	(49,654)
	(115,624)	(59,817)	132,924

(1)In 2009, include the income from insurance related Santander Seguros shares incoporation mentioned in Note 3b.

37. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2009	2008	2007

Wages and salaries	3,363,877	2,253,313	1,483,211
Social security costs	971,245	569,136	354,220
Defined benefit pension plans (note 21)	36,534	45,060	38,477
Contributions to defined contribution pension funds	49,976	33,166	3,919
Share-based payment costs (1)	19,990	19,647	87,603
Benefits	749,366	423,218	294,158
Other personnel expenses	319,984	204,622	122,679
	5,510,972	3,548,162	2,384,267
(1) In 2007, the amount includes R$ 77,292 thousands related to the distribution of 100 shares to each employee that is a part of Grupo Santander (Spain), as part of the celebration of its 150 years, as approved in the Stockholders’ Meeting in June 2007.

b) Share-based payments

Banco Santander Spain and Santander Brasil, likewise other companies controlled by Santander Spain Group, have remuneration programs tied to the performance of the stock market price of the its shares, based on the achievement of certain targets indicated below:

	Number of Shares	Exercise Price in Euros	Concession Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Plans Outstanding at January 1 2007	6,032,700
Options Granted (Plan I09)	834,332	-	2007	Managers	6/23/2007	7/31/2009
Options Granted (Plan I19)	1,243,355	-	2007	Managers	6/23/2007	7/31/2010
Options Cancelled, net (Plan I06)	(113,700)	9.09	-	Managers	1/15/2008	1/15/2009
Plans Outstanding at 31 December 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	9.09	-	Managers
Options Granted (Plan I10)	-	-	2008	Managers
Options Granted (Plan I11)	2,311,231	-	2008	Managers
Plans Outstanding at 31 December 2008	5,650,368
Options Cancelled (Plan I06)	(1,261,450)	9.09	2006	Managers	1/15/2008	1/15/2009
Exercised Options (Plan I09)	(681,767)	-	2007	Managers	6/23/2007	7/31/2009
Cancelled Options (Plan I09)	(152,565)	-	2007	Managers	6/23/2007	7/31/2010
Options Granted (Plan I12)	455,008	-	2008	Managers	6/21/2008	7/31/2011
Plans Outstanding at 31 December 2009	4,009,594
Plan I10	1,243,355	-	2007	Managers	6/27/2007	7/31/2010
Plan I11	2,311,231	-	2008	Managers	1/15/2008	7/31/2011
Plan I12	455,008	-	2009	Managers	7/1/2009	7/31/2012

Due to the remuneration programs, daily pro rata expenses were recorded in the amount of R$19,893 (2008 - R$19,646), referring to initial costs in respective granting dates for each cycle above mentioned.

Plan I06

In 2004, Santander Spain created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

Long-Term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

The plans shaping the aforementioned incentive policy are as follows: (i) Performance Share Plan; and (ii) Selective Delivery Share Plan and (iii) Minimum Investment Program.

(i) Performance share plan

This multiannual incentive plan is payable in shares of Santander Spain. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Bank executives determined by the board of directors or, when delegated by it, the executive committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries. Accordingly, the first cycle lasts for two years (Plan I09) and the other cycles last for approximately three years each.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Bank’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered, are defined by comparing the Bank’s performance with that of a benchmark group of financial institutions and are linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary will be considered), and the shares will be delivered within a maximum period of seven months from the end of the cycle.

At the end of each cycle, the TSR and the EPS growth will be calculated for Santander and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander Spain relative position among the group of benchmark financial institutions:

Santander’s Place in the TSR Ranking	Percentage of Maximum Shares to Be Delivered	Santander’s Place in the EPS Growth Ranking	Percentage of Maximum Shares to Be Delivered

1º a 6º	50%	1º a 6º	50%
7º	43%	7º	43%
8º	36%	8º	36%
9º	29%	9º	29%
10º	22%	10º	22%
11º	15%	11º	15%
12th and below	0%	12th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth) the maximum percentage of shares will be delivered if Santander Spain ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander Spain ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander Spain is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

(ii) Selective delivery share plan

This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, are eligible for this plan, provided that they have completed a minimum of three to four years of service at the Bank. Each participant will be entitled to receive the shares upon completion of the minimum period of service.

(iii) Fair value

The fair value of each option granted by the Bank is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These banks used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of Santander Spain shares and the shares of comparable banks. The fair value of the options granted was determined by management based on the average value resulting from the two valuations.

With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, that, ultimately the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for Santander Spain shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the Performance Share Plans was calculated as follows:

- It was assumed that the beneficiaries will not leave the Bank’s employ during the term of each plan.

- The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12

Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years)

The application of the simulation model results in percentage values of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.42% for PI12, which are applied to 50% of the value of the options granted, in order to determine the cost per books of the TSR-based portion of the incentive. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

c) Employee Benefit Plans

Employee Benefit Plans - The Board of Directors Meeting held on December 23, 2009, aproved and decided to submit to approval in the Extraordinary Shareholders Meeting to be held on February 3, 2010: (i) the Purchase Option Plan for Certificate of Depositary Shares (“Units”), to certain managers and managerial employees of the Bank and subsidiaries thereby, as per article 5, paragraph 4 of the Bank´s By-laws; and (ii) the Long-Term Incentive Plan - Investment in Units, the purpose of which is the payment of resources, in cash, by the Bank to certain collaborators, including managers, managerial employees and other employees of the Bank and subsidiaries thereby.

38. Other general administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Property, fixtures and supplies	1,043,498	552,538	363,463
Other administrative expenses	1,307,802	841,948	509,650
Technology and systems	897,581	636,739	197,445
Advertising	497,246	404,052	274,908
Communications	612,904	457,675	251,397
Technical reports	377,331	293,122	173,404
Per diems and travel expenses	167,954	114,150	73,505
Taxes other than income tax	54,208	55,365	66,891
Surveillance and cash courier services	468,833	275,423	160,559
Insurance premiums	8,888	5,763	4,728
	5,436,245	3,636,775	2,075,950

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2009	2008	2007

Audit of the annual financial statements of the companies audited by Deloitte (constant scope of consolidation)	6,180	6,109	3,759
Audit of the annual financial statements of the companies audited by Deloitte (additions to scope of consolidation)	373	172	-

Additionally to the expenses with audit of the financial statements, the Bank had an fee paid to Deloitte in 2009 related to the audit of the Global Offering in the amount of R$8.8 million, after taxes and was recorded as transaction cost net of capital increase.

Services provided by others audit firms totaled R$2.5 million (2008 - R$3.0 million and 2007 - R$3.5 million).

39. Gains/ (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Gains	3,377,953	19,701	12,759
On disposal of tangible assets	36,161	13,162	12,759
On disposal of investments (1)	3,341,792	6,539	-

Losses	(8,652)	(13,090)	(11,898)
On disposal of tangible assets	(8,652)	(13,090)	(11,898)

Net gains	3,369,301	6,611	861

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos - (VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,315 million

40. Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

The breakdown of the net balance of this item is as follows:

Thousands of Reais	2009	2008	2007

Gains
On disposal of tangible assets	167,585	49,859	-
On impairment of tangible assets	(135,955)	(40,640)	13,470
Net gains	31,630	9,219	13,470

41. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	2009		2008

	Notional		Notional
	Amount	Market Value	Amount	Market Value

Trading derivatives
Interest rate risk and other:
Interest rate swaps	50,761,630	12,646,099	55,901,265	15,868,331
Options - purchase and sales	181,501,740	33,762	154,139,645	(175,456)
Forward and futures contracts	32,263,081	-	43,271,519	7,788
Foreign currency risk:
Currency swaps (1)	40,616,308	(11,648,297)	56,333,178	(17,867,750)
Options - purchase and sales	28,983,489	(333,259)	58,473,829	(1,559,102)
Forward and futures contracts	22,063,175	(150,008)	48,517,742	1,823,929
	356,189,423	548,297	416,637,178	(1,902,260)
Hedging derivatives
Interest rate risk
Futures contracts (2)	15,294,094	-	18,055,336	-
Interest rate swaps	1,249,645	153,619	1,701,594	(158,450)
	16,543,739	153,619	19,756,930	(158,450)
Total	372,733,162	701,916	436,394,108	(2,060,710)
(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In 2009, the volume of credit derivatives with total return rate – credit risk received corresponds to R$655,126 thousands of cost (2008, R$697,606) and R$527,532 thousands of fair value (2008, R$696,162). In 2008 the credit risk volume transferred corresponds to R$94,852 thousands of cost and R$99,785 thousands of fair value. During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$7,498 thousands (2008, R$3,805).
(2) The mark-to-market effect of these cash flow hedges, with maturity that varies from January 4, 2010 to January 2, 2012, is recorded directly in equity, and at December 31, 2009 corresponded to a debit of R$262,295 (2008, R$85,917), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$15,337,856 at December 31, 2009 (2008, R$18,308,306). No ineffective portion of such hedges, which would require recording in income, was identified during the period. Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.

The breakdown of the notional and/or contractual amounts of trading derivative by maturity is as follows:

Thousands of Reais	2009				2008

	Up to 3	From 3 to 12	Over 12
	months	months	months	Total	Total

Swap	30,256,852	15,792,470	45,328,616	91,377,938	112,234,443
Options	97,356,867	61,770,883	51,357,479	210,485,229	212,613,474
Forward and futures contracts	27,901,875	13,222,330	13,202,051	54,326,256	91,789,261
	155,515,594	90,785,683	109,888,146	356,189,423	416,637,178

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Bank, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Bank basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under “Gains/losses on financial assets and liabilities (net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged.

Additionally, in order to interpret correctly the results on the “Securities and Commodities Derivatives” shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Bank’s held-for-trading portfolio.

The Bank manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

Thousands of Reais	2009	2008

Securities derivatives	162,588	95,670
Currency derivatives	91,662,972	163,324,749
Interest rate derivatives	280,907,602	272,973,689
Total	372,733,162	436,394,108

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2009	2008

Investment funds	95,324,100	76,777,598
Assets under management	3,083,043	3,624,448
	98,407,143	80,402,046

c) Third-party securities held in custody

At December 31, 2009, the Bank held in custody debt securities and equity instruments totaling R$94,949,464 thousand (2008 - R$80,454,575 thousand) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2009

	Thousands of Reais

								Average
	On	Up to	3 to	1 to	3 to	After 5		Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with the Brazilian
Central Bank	12,169,277	6,828,836	8,270,899	-	-	-	27,269,012	8.9%
Debt instruments	-	14,279,921	1,784,616	13,049,117	20,751,920	7,645,358	57,510,932	10.8%
Equity instruments	17,991,746	-	-	-	-	-	17,991,746
Loans and receivables:
Loans and advances to credit institutions	3,246,260	8,375,243	4,313,669	1,308,300	2,477,758	6,481,348	26,202,578	9.2%
Loans and advances to customer, gross	6,716,360	25,651,927	41,119,405	47,045,584	12,505,072	5,356,055	138,394,403	23.8%
	40,123,643	55,135,927	55,488,589	61,403,001	35,734,750	19,482,761	267,368,671
Liabilities:
Financial liabilities at amortised cost:
Deposits from the Brazilian Central
Bank	-	176,432	63,681	-	-	-	240,113	3.1%
Deposits from credit institutions	189,858	5,060,811	7,373,626	7,486,135	742,446	104,765	20,957,641	8.5%
Customer deposits	40,358,100	33,634,930	30,639,047	40,770,381	4,032,168	5,530	149,440,156	8.8%
Marketable debt securities	-	3,242,520	4,882,803	936,678	1,532,956	844,053	11,439,010	7.9%
Subordinated liabilities	-	2,104	-	-	4,330,919	6,971,422	11,304,445	9.6%
Other financial liabilities	3,650,259	6,340,210	(33,470)	249,391	(18,226)	-	10,188,164
	44,198,217	48,457,007	42,925,687	49,442,585	10,620,263	7,925,770	203,569,529

Difference (assets less liabilities)	(4,074,574)	6,678,920	12,562,902	11,960,416	25,114,487	11,556,991	63,799,142

	December 31, 2008

	Thousands of Reais

								Average
	On	Up to	3 to	1 to	3 to	After 5		Interest
	Demand	3 Months	12 Months	3 Years	5 Years	Years	Total	Rate

Assets:
Cash and balances with the Brazilian
Central Bank	10,180,498	11,570,645	1,949,357	-	-	-	23,700,500	9.7%
Debt instruments	-	5,067,650	4,254,433	14,092,854	10,826,959	5,354,568	39,596,464	14.9%
Equity instruments	1,923,483	-	-	-	-	-	1,923,483	-
Loans and receivables:
Loans and advances to credit institutions	2,341,914	16,054,833	6,009,372	3,023,897	212,747	6,095,770	33,738,533	9.9%
Loans and advances to customer, gross	8,050,623	37,176,761	41,720,532	32,897,225	15,903,692	6,900,583	142,649,416	25.4%
	22,496,518	69,869,889	53,933,694	50,013,976	26,943,398	18,350,921	241,608,396	19.8%
Liabilities:
Financial liabilities at amortised cost:
Deposits from the Brazilian Central
Bank	-	-	184,583	-	-	-	184,583	6.2%
Deposits from credit institutions	1,188,957	3,652,291	12,815,453	5,639,095	2,387,885	641,955	26,325,636	8.5%
Customer deposits	36,374,095	38,129,028	25,625,227	35,907,327	18,618,151	841,011	155,494,839	12.4%
Marketable debt securities	-	3,948,416	3,796,188	2,346,840	1,273,523	720,688	12,085,655	9.0%
Subordinated liabilities	-	6,431	103,865	-	2,407,277	6,679,856	9,197,429	13.8%
Other financial liabilities	1,997,660	4,376,111	4,338,811	(45,998)	18,588	-	10,685,172	0.0%
	39,560,712	50,112,277	46,864,127	43,847,264	24,705,424	8,883,510	213,973,314	11.2%

Difference (assets less liabilities)	(17,064,194)	19,757,612	7,069,567	6,166,712	2,237,974	9,467,411	27,635,082

e) Equivalent reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent Value in Thousands of Reais

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	2,069,530	-	1,870,340	-
Financial assets/liabilities held for trading	1,981,386	1,048,742	401,283	1,091,874
Available-for-sale financial assets	713,042	-	115,480	-
Loans and receivables	15,092,956	-	13,568,903	-
Financial liabilities at amortized cost	-	17,469,224	-	31,464,106
	19,856,914	18,517,966	15,956,006	32,555,980

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

Similarly, the Bank’s financial liabilities -except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2009		2008

	Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions (note 5)	24,228,143	24,228,143	29,691,635	30,374,956
Loans and advances to customers (note 9)	127,934,811	128,065,076	133,033,471	127,044,873
	152,162,954	152,293,219	162,725,106	157,419,829

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2009		2008

	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from the Brazilian Central Bank (note 16)	240,113	240,113	184,583	184,583
Deposits from credit institutions (note 16)	20,955,846	20,955,846	26,325,636	26,187,014
Customer deposits (note 17) (*)	149,440,156	149,448,949	155,494,839	155,173,062
Marketable debt securities (note 18)	11,439,010	11,435,722	12,085,655	12,009,351
Subordinated liabilities (note 19)	11,304,445	11,304,445	9,197,429	9,161,607
Other financial liabilities (note 20)	10,188,164	10,188,164	10,685,172	10,832,240
	203,567,734	203,573,239	213,973,314	213,547,857
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions to estimate the fair value are defined below:

- Short-term investments: The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

- Long-tem loans – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2009 is R$1,077,586, of which R$314,250 matures in up to 1 year, R$686,885 from 1 year to up to 5 years and R$76,451 after 5 years. Payment of operating leases recognized as expenses for the period were R$304,366.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

42. Operating segments

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	2009

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Share of results of entities accounted for using the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities and Exchange differences	1,751,572	859,209	54,351	2,665,132
Other operating income/(expenses)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization of tangible and intangible assets	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Net impairment losses on financial assets	(9,883,382)	(83,022)	-	(9,966,404)
Net impairment losses on non-financial assets	(899,172)	-	(1,382)	(900,554)
Other non-financial gains/(losses)	3,400,931	-	-	3,400,931
PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other aggregates:
Total assets	269,457,520	46,515,056	-	315,972,576
Loans and advances to customers	95,176,323	33,147,601	-	128,323,924
Customer deposits	128,127,568	21,312,588	-	149,440,156

Thousands of Reais	2008

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Share of results of entities accounted for using the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains (losses) on financial assets and liabilities and Exchange differences	(358,011)	540,636	7,041	189,666
Other operating income/(expenses)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other administrative expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization of tangible and intangible assets	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Net impairment losses on financial assets	(4,076,108)	(23,176)	-	(4,099,284)
Net impairment losses on non-financial assets	(77,267)	-	(10)	(77,277)
Other non-financial gains/(losses)	15,830	-	-	15,830
PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other aggregates:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

Thousands of Reais	2007

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	5,491,818	693,259	10,209	6,195,286
Income from equity instruments	36,387	-	-	36,387
Share of results of entities accounted for using the equity method	5,884	-	-	5,884
Net fee and commission income	2,694,428	253,022	150,522	3,097,972
Gains (losses) on financial assets and liabilities and Exchange differences	944,229	950,485	3,537	1,898,251
Other operating income/(expenses)	143,362	(10,412)	(26)	132,924
TOTAL INCOME	9,316,108	1,886,354	164,242	11,366,704
Personnel expenses	(2,071,426)	(277,737)	(35,104)	(2,384,267)
Other administrative expenses	(1,963,009)	(95,500)	(17,441)	(2,075,950)
Depreciation and amortization of tangible and intangible assets	(528,960)	(43,027)	(7,759)	(579,746)
Provisions (net)	(1,192,553)	7,654	(11,513)	(1,196,412)
Net impairment losses on financial assets	(2,164,523)	5,075	11	(2,159,437)
Net impairment losses on non-financial assets	(298,085)	-	3	(298,082)
Other non-financial gains/(losses)	14,331	-	-	14,331
PROFIT BEFORE TAX	1,111,883	1,482,819	92,439	2,687,141

Other aggregates:
Total assets	85,783,918	22,535,315	-	108,319,233
Loans and advances to customers	38,513,016	10,690,066	-	49,203,082
Customer deposits	46,720,925	8,489,533	-	55,210,458

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2009, 2008 and 2007.

43. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties:

a) Management compensation

i) Short-term benefits

At the stockholders meeting was defined to maximum aggregate compensation for the Board of Directors and Executive Officers the amount of R$ 225,554 thousands. In 2008, the management compensation, corresponds to the amount deferred in the Stockholders' Meeting of Banco Santander and the management compensation of Banco Real from August 29, 2009 totaling R$108,702.

Board of Directors’ and Executive Board’s compensation:

Thousands of Reais	2009	2008	2007

Fixed compensation	35,258	16,017	9,321
Variable compensation	121,490	55,421	56,160
Other	6,294	4,335	3,462
Total	163,042	75,773	68,943

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

iii) Other information

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, associates, management (Board of directors and Directors), members of audit committee and their families.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2009 and 2008 exceeding five percent of total shares.

	December 31, 2009

	Common	Common	Preferred	Preferred	Total	Total
Stockholders'	Shares	Shares (%)	Shares	Shares (%)	Shares	Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.7%	31,758,342	17.0%	65,041,601	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros' shares, mentioned in note 2, led to mutual participation between Banco Santander and Santander Seguros, which will be eliminated within a maximum period of one year from the Extraordinary General Meeting that approved the merger of shares, in accordance with the current regulation.

	December 31, 2008

	Common	Common	Preferred	Preferred	Total	Total
Stockholders'	Shares	Shares (%)	Shares	Shares (%)	Shares	Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,504,460	41.6%	61,391,761	40.5%	133,896,221	41.1%
Sterrebeeck B.V. (1)	99,048,194	56.8%	86,076,161	56.8%	185,124,355	56.8%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	2,739,762	1.6%	3,997,945	2.7%	6,737,707	2.1%
Total	174,292,416	100.0%	151,465,867	100.0%	325,758,283	100.0%
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.

d) Related-Party Transactions

From time to time the Bank engages in lending and borrowing transactions to fund its operations and other miscellaneous transactions with various companies of the Santander Group, in compliance with restrictions on loans or advances imposed by Brazilian law. All such transactions with Santander Group companies were conducted on an arm's length basis on terms substantially similar to those available from other providers in the market.

The principal transactions and balances are as follows:

Thousands of Reais	2009		2008

	Joint-		Joint-
	controlled		controlled
	companies	Related-Party	companies	Related-Party

Assets
Cash and balances with the Brazilian Central Bank (1)	-	295,448	-	714,127
Banco Santander, S.A. – Spain	-	294,539	-	713,858
Other	-	909	-	269
Loans and advances to credit institutions (2)	335,849	994,019	455,844	10,605,899
Banco Santander, S.A. – Spain	-	994,019	-	3,605,118
Abbey National Treasury Services Plc	-	-	-	4,674,000
Santander Benelux, S.A., N.V.	-	-	-	2,326,781
Companhia de Crédito, Financiamento e Investimento RCI Brasil	298,095	-	380,808	-
Companhia de Arrendamento Mercantil RCI Brasil	37,754	-	75,036	-
Trading derivatives	-	953,243	-	1,501,689
Santander Benelux, S.A., N.V.	-	891,133	-	1,472,414
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	28,858
Other	-	62,110	-	417
Other Assets	218	142	111	125,237
Banco Santander, S.A. – Spain	-	115	-	1,924
Santander Seguros S.A.	-	-	-	115,720
Santander Brasil Seguros S.A.	-	-	-	4,539
Santander Capitalização S.A.	-	-	-	3,054
Other	218	27	111	-

Liabilities
Trading derivatives	-	(1,037,799)	-	(1,667,390)
Banco Santander, S.A. – Spain	-	-	-	(160,648)
Santander Benelux, S.A., N.V.	-	(957,392)	-	(1,468,981)
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	(2,232)
Abbey National Plc	-	-	-	(35,529)
Abbey National Treasuty Plc	-	(24,028)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(55,891)	-	-
Other	-	(488)	-	-

Deposits from credit institutions	(15,142)	(3,551,162)	(40,229)	(5,471,056)
Banco Santander, S.A. – Spain	-	(2,705,728)	-	(4,071,725)
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	(1,153,129)
Banco Español de Crédito, S.A. – Banesto	-	-	-	(240,852)
Grupo Banesto: Sociedades consolidables	-	(157,283)	-	-
Abbey National Treasury Services Plc	-	(387,616)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(192,139)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(106,490)	-	-
Cía.Arrendamento Mercantil Renault do Brasil	(2,626)	-	(25,589)	-
Other	(12,516)	(1,906)	(14,640)	(5,350)
Customer deposits	-	(1,832)	(85,198)	(120,400)
Produban Serviços de Informática S.A.	-	-	-	(35,438)
Santander Seguros S.A.	-	-	-	(8,094)
ISBAN S.A.	-	-	-	(73,153)
Cia Brasileira de Soluções e Serviços – CBSS	-	-	(67,225)	-
Celta Holdings Ltda	-	-	(1,686)	-
Tecnoligia Bancária – TECBAN	-	-	(16,280)	-
Other	-	(1,832)	(7)	(3,715)
Subordinated liabilities	-	(1,667,219)	-	-
Banco Santander, S.A. – Spain	-	(1,667,219)	-	-
Other Liabilities - Dividends and Bonuses Payable	-	(1,392,079)	-	(1,352,252)
Grupo Empresarial Santander, S.L.	-	(570,414)	-	(567,344)
Santander Insurance Holding, S.L.	-	(81,701)	-	-
Sterrebeeck B.V.	-	(739,683)	-	(784,892)
Others	-	(281)	-	(16)
Other Payables	-	(9,266)	(7,925)	(40,534)
Banco Santander, S.A. – Spain	-	(9,266)	-	(12,075)
Ingeniería de Software Bancario, S.L	-	-	-	(14,479)
ISBAN S.A.	-	-	-	(6,368)
Altec, S.A. – Chile	-	-	-	(4,395)
Produban Serviços de Informática S.A.	-	-	-	(3,084)
Other	-	-	(7,925)	(133)

(1) Comprised of cash balances that did not bear interest.
(2) All loans to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Income
Interest and similar income - Loans and advances to credit institutions	40,034	4,950	6,167	33,348
Banco Santander, S.A. – Spain	-	2,463	-	23,911
Abbey National Treasury Services Plc	-	2,487	-	9,437
Companhia de Crédito, Financiamento e Investimento RCI Brasil	33,674	-	3,947	-
Companhia de Arrendamento Mercantil RCI Brasil	6,360	-	2,220	-
Interest expense and similar charges - Customer deposits	(7,233)	(12,039)	(8,153)	(10,374)
Produban Serviços de Informática S.A.	-	-	-	(2,654)
ISBAN S.A.	-	-	-	(7,445)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	(11,940)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	(6,379)	-	(8,153)	-
Other	(854)	(99)	-	(275)
Interest expense and similar charges - Deposits from credit institutions	(400)	(125,466)	-	(552,897)
Banco Santander, S.A. – Spain	-	(100,574)	-	(439,379)
Santander Overseas Bank, Inc – Puerto Rico	-	(9,062)	-	(50,406)
Banco Español de Crédito, S.A. – Banesto	-	-	-	(12,263)
Banco Santander, S.A. – Chile	-	-	-	(50,838)
Grupo Banesto: Sociedades consolidables	-	(1,131)	-	-
Abbey National Treasury Services Plc	-	(1,869)	-	-
Cia Brasileira de Soluções e Serviços – CBSS	-	(4,821)	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(7,922)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(400)	-	-	-
Other	-	(87)	-	(11)
Gains/losses on financial assets and liabilities	-	(468,098)	-	(675,087)
Banco Santander, S.A. – Spain	-	-	-	(295,815)
Santander Benelux, S.A., N.V.	-	(320,972)	-	(349,805)
Santander Overseas Bank, Inc – Puerto Rico	-	(6,001)	-	24,145
Fundo de Investimento Multimercado Menorca Crédito Privado	-	46,023	-	-
Fundo de Investimento Multimercado Santillana Cred. Privado	-	(182,833)	-	-
Other	-	(4,315)	-	(53,612)
Other income expenses	6,861	(188,209)	-	(175,929)
Banco Santander, S.A. – Spain	-	(83,843)	-	15,511
Santander Seguros S.A.	-	(475)	-	1,078
Santander Capitalização S.A.	-	13,351	-	35,054
ISBAN S.A.	-	-	-	(95,552)
Altec, S.A. – Chile	-	(7,805)	-	(2,837)
Aquanima Brasil Ltda.	-	(22,239)	-	(16,095)
Ingeniería de Software Bancario, S.L.	-	(24,900)	-	(19,857)
Santander Investment Securities Inc.	-	(44,757)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	6,134	-	-	-
Other	727	(17,541)	-	(93,231)
Gains on disposal of assets not classified as non-current assets held for sale	-	2,376,460	-	-
Santusa Holding, S.L.	-	2,376,460	-	-

44. Risk management

Risk management at the Santander Brazil follow that same principles that are set at the Group level:

• Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate risk Unit.

• Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst safeguarding risk quality. To this end, the risk organizational structure is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

• Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid situations in which decisions are taken individually.

• Well-established tradition of using internal rating and scoring tools, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

• Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

• Desire to continue to target a medium-low risk profile, emphasizing its low volatility and its predictability, by:

- seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;
- maintaining a low level of complexity in Markets operations;
- paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.

At Santander Brazil, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

• Adaptation of corporate risk management frameworks and policies that reflect Santander’s risk management principles.

Santander Brazil adopts a series of risk policies and procedures that constitute its regulatory framework, which, taking the form of circulars, frameworks (formerly the Risk Management Policy Manuals) and operating rules, regulates the risk activities and processes.

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the general modus operandi of the Santander Brazil Brazil´s s risk activities, based on the corporate organizational and a management models. One of the main characteristics of this Corporate Risk Management Framework is that it leads to the regulation, through a series of more specific corporate frameworks, of the functions reporting to the Risk Unit.

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

• Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

• Measurement of risks using extensively tested methods and models;

• Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management;

Implementation of a risk control system which checks, on a daily basis, the degree to which Santander Brazil´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Santander Brazil. For wholesale segment, these technics are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embbebed in risk management routine while Expected loss, Economic Capital and RORAC have been recently started.

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on LGD estimates.

• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.

• RORAC, which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).

• VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

• Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

Santander Brazil intends to use the internal Models for the calculation of regulatory capital and for this has agreed a timetable with the home supervisor. This plan is currently under revision due to the Banco Real´s acquirement. Notwithstanding, the Santander Brazil has defined a Basel2 governance structure and has assigned for this purpose, all the human and technology resources necessary to meet the stringent requirements established by the Bank of Spain, the supervisory authority responsible for the validation of these internal models in the Santander Group. It is also important to mention that this Basel2 governance structure is also responsible to incorporate the local regulator requirements and assures the compliance with these requirements.

I. CORPORATE GOVERNANCE OF THE RISK FUNCTION

The risk committee framework for Santander Brazil is set based on corporate risk standards. The executive risk committees have their level of approvals delegated by the risk committee at Santander Bank, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Banco Santander and also comprises a further four directors of the Bank. The Executive committees are responsible for ensuring that the local risk policies are implemented and ensures that the Santander Brazil´s activities are consistent with its risk tolerance level for the main risk exposures approved by Banco Santander. Those exposures are systematically reviewed and presented to these committees that also decide upon any transactions that exceed the powers delegated to lower-ranking bodies. The executive risk committee is also responsible for advising the Group Risk Committee about the proposals that exceed its level of approval.

The executive risk committees take place on weekly basis evidencing the importance that the Santander Brazil attaches to the proper management of its risks.

The responsibilities assigned to the executive risk committee are essentially as follows:

• To ensure to the Senior Management of the Bank, that the local policies are implemented and followed in accordance with the corporate standards including:

- The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Bank;
- The information and internal control systems to be used to control and manage these risks;
- The level of risk deemed acceptable by the Bank;
- The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.
- To conduct systematic reviews of the Bank’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

• To authorize the local management tools and risk models and ascertain the result of their internal validation.

• To ensure that the Santander Brazil´s actions are consistent with the level of risk tolerance previously approved at group level.

• To be informed of, assess and follow any remarks and recommendations that may be periodically made by the supervisory authorities in discharging their function.

• To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favor of economic groups or in relation to exposure by type of risk.

The executive risk committee has delegated certain of its powers to risk committees which are structured by, business line, type and segment of risk. The risk function at the Santander Brasil is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint. This Executive Risk Unit directly reports to the CEO of the Santander Brazil and to the Head of Risk of Santander Bank.

In Santander Brazil the Executive Risk Unit has divided into two blocks:

- A control and methodology structure, which adapts the risk policies, methodologies and control systems and consists of several units organized by type of risk (solvency, market risks and methodology).

- A business structure, centered on the performance and management integration of the risk function in the Santander Brazil´s retail, corporate and wholesale businesses. There are specific areas for each of these businesses, a Collection area and a socio environmental risk analysis area.

Additionally, there is a specific area named “Governance and Regulation”, which is responsible for assuring that the risk governance model works and that it is adherent to the local and international regulation.

Santander Brazil follows the same risk policy of Banco Santander Spain that is oriented towards maintaining a predictable medium-low risk profile, as regards both credit and market risks. Following is an analysis of the Bank’s main types of risk: credit, market, operational and reputational risks.

II – CREDIT RISK

1. Introduction to the treatment of credit risk

Credit risk is the exposure to loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Bank. Credit Risk management seeks to provide credit to help in defining strategies, in addition to setting limits, including review of exhibitions and trends as well the effectiveness of credit policy.

The specialization of the Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:

• Individualized customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through an analysis supplemented by decision-making support tools based on internal risk assessment models.

• Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specializing in this type of risk.

2. Main aggregates and variations

The profile of the credit risk assumed by the Bank is characterized by a diversified geographical distribution and the prevalence of retail banking operations.

a) Map of credit risk - 2009

The following table shows the map of credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Bank was exposed at December 31 2009 (in thousands of Reais).

BANCO SANTANDER - GROSS CREDIT RISK EXPOSURE AS OF DECEMBER 31, 2009
Customer Draw-Downs (1)	Drawable by customers	Sovereign Fixed Income (Excl. Trad)	Private Fixed Income (Excl. Trad)	Credit Institutions Drawdowns	Drawable by Credit Institutions	Derivatives and Repos (CRE)	Total	Change/ Dez 08
159.361.775	77.789.371	41.987.587	3.043.193	36.437.270	-	13.972.122	332.591.318	107,50%

(1) it refers to the gross portfolio in the amount of R$138,394,405 thousand plus the balance of guarantees in the amount of R$20,967,370 thousand. Data as December 31, 2009.
CRE (Credit Risk Equivalent: net replacement value plus maximum potential value. Includes credit risk mitigants).
Balances drawn down by customers exclude repos.
Balances with credit institutions (excluding repos and trading portfolio) include R$ 23,638,345 thousand of deposits at the Brazilian Central Bank.

b) Variations in main aggregates in 2009

The international financial turmoil, initiated in 2nd semester of 2008, had negatively impacted the steady growing of credit risk portfolio observed over the last years in Brazilian financial market. The economic effects such as demand restrictions, decrease on industrial production, unemployment growth and consumption downturn, brought severe restrictions to credit offer and quality deterioration of the existing credit portfolio.

Brazilian Government had adopted two main measures in order to contain the crisis impacts in the credit market, such as, funding maintenance for medium banks and incentive for public banks to increase the credit offer on the local market. As a result, the credit grew 15% on 2009, which represents half of the last year’s growth. Notwithstanding as the last default rates has shown that the credit portfolio quality improved in the last quarter, one can expect better results and optimistic estimates for 2010.

Santander Brazil had proactively acted in twofold ways. From a portfolio perspective, all the credit admission policies were reviewed in order to become more restricted, whilst allowing the choice of clients with profile closer to the corporate credit risk policy.

Once identified signs of enhancements on economic scenario and on Group client’s profile, Santander increased stimulation to credit, as kept active on cases that demand special attention, offering individualized products, such as “Cheque Essencial”, which intends to offer the best between overdraft and installment loans. Santander credit operations grew close to private banks. Default rates increased strongly on 1st semester, reached the highest level on 3rd quarter, and began to fall during the 4th quarter, reaching figures closer to those before the world crisis. Santander increased share on individuals and mortgage to individuals volumes.

Credit Risk Exposure to Customers (*) (Thousands of Reais)		Non-Performing Loans Ratio (%)		Impairment Coverage Ratio (%)		Specific Credit Loss Provisions, Net of RAWO (**) (Thousands of Reais)		Cost of Credit (1) (% of Risk)
2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
159.361.775	164.695.074	6,21	4,69	101,7	105,8	10.070.479	8.181.156	7,24	4,45

Data prepared on the basis of management criteria. Memorandum item Spain for 2009, on basis of controller’s unit accounting criteria.
(*) Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Written Off

c) Distribution of credit risk

The Bank is well diversified within segments and products and concentrates its activities on its core markets. Retail business represents 57% and non-retail 43% of total credit assets.

3. Measures and measurement tools

a) Rating tools

Santander has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 50 internal rating models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale banking segments. Management of these segments is centralized at Bank level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, the Parent of the Santander Bank has defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized customers, both legal entities and individuals, the Bank has scoring tools that automatically assign a score to the proposed transactions.

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

b) Credit risk parameters

The estimates of the risk parameters (PD and LGD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.

For low portfolios, such as banks, sovereign risk or global wholesale banking, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as 90 days past due.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Santander units.

By contrast, the retail portfolios have specific scoring systems in each of the Bank’s units, which require the development of separate estimates and the assignation of parameters in a particular manner in each case.

c) Master rating scale

In order to achieve equivalent internal ratings in the different models available –corporate, sovereign risk, financial institutions and other segments– and to make them comparable with the external ratings of rating agencies, the Bank has a so-called master rating scale.

The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

	Equivalence with
Internal rating	Probability of Default	Standard & Poor’s	Moody’s
9,3	0,017%	AAA	Aaa
9,2	0,018%	AA+	Aa1
9,0	0,022%	AA	Aa2
8,5	0,035%	AA-	Aa3
8,0	0,06%	A+	A1
7,5	0,09%	A	A2
7,0	0,14%	A-	A3
6,5	0,23%	BBB+	Baa1
6,0	0,36%	BBB	Baa2
5,5	0,57%	BBB-	Baa3
5,0	0,92%	BB+	Ba1
4,5	1,46%	BB	Ba2
4,0	2,33%	BB/BB-	Ba2/Ba3
3,5	3,71%	BB-/B+	Ba3/B1
3,0	5,92%	B+/B	B1/B2
2,5	9,44%	B	B2
2,0	15,05%	B-	B3
1,5	24,00%	CCC	Caa1
1,0	38,26%	CC/C	Caa1/Caa2

d) Distribution of EAD and associated EL

The table below details the distribution, by segment, of the credit risk exposure in terms of EAD. Approximately 60% of total risk exposure to customers (excluding sovereign and counterparty risk and other Assets) relates to the SME and individuals financing segments, which reflects the commercial orientation of the Santander Bank’s business and risks. The expected loss arising from customer exposure is 7,3% of total credit exposure of the Bank (excluding sovereign, counterparty risk and other Assets), which reflects the crisis consequences and effects in the global market.

	Segmentation of credit risk exposure
	EAD (millions of reais)%		Average PD (%)	Average LGD (%)	EL
Public sector	966	0,8	3,05	74,60	22
Corporate	44.928	35,0	3,95	19,12	361
SMEs	20.311	15,8	9,23	69,16	1.283
Mortgage loans to individuals	5.116	4,0	2,27	40,00	47
Consumer loans to individuals	47.873	37,3	10,00	67,39	2.656
Credit cards – individuals	7.751	6,0	4,29	68,30	227
Other assets	1.528	1,2	-	-	1
Total	128.474	100,0	5,15	31,06	4.596

Data at December 2009.
Excluding doubtful assets/non-performing loans

4. Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit risk at the Bank is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets – beginning doubtful assets + assets written off – recovery of assets written off), net credit loss provisions (provisions to specific allowances – recovery of assets written off); and net assets written off (assets written off – recovery of assets written off).

5. Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the risk taking areas, senior management and the risk function.

The process begins at senior management level, through the board of directors and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

a) Risk limit planning and setting

Risk limit setting is a dynamic process based on the Bank’s risk appetite by assessing business proposals for credit portfolios, Wholesale clients and Treasury business. Credit limits are approved by the Executive Board, though a global risk limit plan.

For clients individualized risks, individual limits are established (pre-classification) which defines the maximum acceptable credit level for this client and minimum capital return based on the allocated capital.

In the case of risks from Retail credit portfolio, the risk limits are registered through credit management programs (PGC, using the Spanish acronym), a document that includes details of each portfolio, such as target population, product commercial conditions, admission and recovery policies, and risk return analysis.

b) Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

c) Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

Since 1993 the Bank has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.

d) Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

6. Credit risk from other standpoints

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

a) Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Division works closely with the Finance Division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

b) Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

c) Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the Strategic Corporate Social Responsibility Plan. The analysis is founded on two major cornerstones:

The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. Banco Santander adheres to these principles and its management incorporates the analysis and assessment of the social and environmental risks of projects financed in developing countries.

The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

Currently the Bank is implementing the environmental and social risk management system for Santander’s operations in Brazil that had previously been in place at Banco Real. Under this system, borrowers are screened for environmental and social problems, such as contaminated land, deforestation, slave labor and other major environmental and social issues for which there are potential penalties. In 2008, Banco Real screened approximately 5,000 corporate clients for these types of risks. A specialized team of biologists and geologists monitors the customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to our customers’ financial condition and collateral, among other effects. This monitoring activity also aims to preserve our reputation in the market.

III. MARKET RISK

III.1 Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

1. Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity and foreign currency products.

2. Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

3. Structural risks:

a. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

b. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and, ultimately, by the Parent's markets committee.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

III.2 Methodologies

Trading

The Bank calculates trading market risk capital requirement using a standard model provided by Brazilian Central Bank.

The standard methodology applied to trading activities by the Santander Bank in 2009 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Default Risk (IDR), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, is defined globally at Group level.

Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

a) Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

b) Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

c) Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

d) Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

b) Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies:

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

c) Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Santander Bank comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

III.3 Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by senior management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

III.4 Risks and results in 2009

Trading

The average VaR of the Bank’s trading portfolio in 2009, at R$ 33,46 million and R$ 62.7 million for 2008. The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

A. Balance sheet management (1)

A1. Interest rate risk

Convertible currencies

At 2009 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Santander Brazil (Santander plus Real) portfolios was concentrated on the BRL interest rate curve was negative by R$ 199.74 million, and dollar interest rate curve was negative by R$ 28.67 million.

Also at 2009 year-end, end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Santander Brasil in the BRL interest rate curve was negative by R$ 1093,25 million. With respect to the dollar curve, the sensitivity was negative by R$ 33,83 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, of the Santander Brasil evolved in the third quarter of 2009, with the capture in the open market, reaching a maximum of R$ 269,6 million in September. reducing this level since the months following the balance-sheet. The sensitivity of value evolved from the third quarter in conjunction with the growth of the balance sheet, set up by the inflow of capital and in this period varied in the range of R$ 1078,76 million and R$ 1137,25 million.

At 2009 year-end, the risk consumption, measured in terms of an increase in 100 b.p. sensitivity of the MVE with Santander Brasil was negative R$ 1093,77 million, while the net interest margin risk at one year, measured in terms of an increase in 100 b.p. sensitivity of this margin, was negative R$ 201,79 million.

MM BRL
Dec 09

Sensitivity
Net interest margin	201.79
Market Value	1,093.77

Balance Sheet Management
VaR	396.56

(1) Includes the balance sheet total, except for the financial assets and liabilities held for trading.

A2. Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2009 were as follows:

• Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local balance sheet should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Santander Brazil has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheet liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

IV. Operational and Technological Risks and Business Continuity Management

The adequate management and control of operational risks are among the competitive drivers for the Santander Brazil . In the Bank’s ongoing endeavor to ensure the effectiveness of its internal control system and to prevent and mitigate operational risk events and losses, it is necessary to adopt, maintain and disseminate an operational risk management culture, policies and framework.

The mission statement for the Operational Risk Unit reflects this concern:

“The Unit is responsible for implementing and disseminating the culture, policies and framework necessary to ensure that all employees are actively committed to adequately managing and controlling operational risks, technological risks and business continuity while maintaining the effectiveness of the internal control system. It is in this manner that the area contributes to attaining the objectives of both the Santander Brazil and its stakeholders.”

Through its operational risk management practices and its operational processes, the Santander Brazil strives to continually rank among the top financial institutions recognized as having the best practices. As such, the Bank’s processes contribute to achieving its strategic objectives while at the same time continually enhancing its soundness, reliability and reputation in both the domestic and international markets.

In alignment with external supervisory and regulatory bodies, the Santander Brazil defines operational risk events as those resulting from deficiencies or failures in internal processes, people and systems, in additional to those resulting from external events. An operational risk event may or may not result in financial losses, affect business continuity, or have an adverse effect on stakeholders.

The Santander Brazil has adopted a well defined model to meet the challenges that operational and technological risks present. Risk management for daily activities falls under the aegis of the functional units. At the same time, the following organizational structure is part of the Bank’s corporate governance framework:

• Operational Risk Executive Committee

• Operational Risk Unit

• Information Security Department

• Special Occurrences Department

• Fraud Prevention and Intelligence Department

• Operational and Technological Risks Department

Operational and Technological Risks Department

The Operational and Technological Risks Department is responsible for implementing best practices for the management and control of operational risks, technological risks and business continuity. The department assists managerial and operational staff in meeting their strategic objectives, strengthening the robustness of the decision-making process, optimizing execution of daily activities, in addition to complying with regulatory obligations. Overall, the joint effort results in maintaining the Bank’s soundness, reliability and reputation.

The foundations of the operational and technological risk management and control model combine two approaches: centralized and decentralized.

Centralized Approach

As per the centralized approach, the Operational and Technological Risks Department is responsible for the control of operational and technological risks. Departmental responsibilities include: identify, assess, capture, monitor, control, analyze, consolidate, model and assist in mitigating not only relevant operational risks but also loss events resulting from operational and technological risks. The scope of the Department’s responsibility comprises organizational units, processes and entities belonging to the Santander Brazil.

Decentralized Approach

As per the decentralized approach, each individual organizational unit along with the corresponding managers is responsible for operational and technological risk management. Internal Control and Operational Risk Agents in conjunction with the Operational and Technological Risks Department provide support through policies, methodologies and tools.

The Santander Brazil strives to integrate and consolidate best practices for operational risk management and control. In conjunction with the centralized and decentralized management approaches, the Bank adopts complementary approaches. Such additional practices are based on qualitative and quantitative elements, technological risk management and control, and business continuity management.

Qualitative and Quantitative Approaches

The objective of the qualitative approach is to identify and mitigate the materialization of operational risk. Moreover, through qualitative analysis, risk profiles are determined for departments, processes and products. The goal is to strengthen the internal control environment and monitor corporate key risk indicators.

The quantitative and qualitative approaches correlate. The quantitative approach aids in detecting, remedying and mitigating operational risk. In addition, quantitative techniques provide tools for analysis and decision-making whether strategic or operational.

The main methodological tools for the qualitative and quantitative approaches are as follows:

• Operational and technological risk matrix

• Abridged operational and technological risk matrix for new products

• Self-assessment questionnaires

• Internal historical database for operational risk events and losses

• Projecting forecasts and monitoring limits for operational risk losses

• Analysis and treatment of operational risk failures and events, including corrective action plans

• Key risk indicators for operational risks

By combining the qualitative and quantitative approaches, the Bank optimizes operational, technological and business continuity risk management. Consequently, this reflects on economic and regulatory capital requirements.

Technological Risk Management and Control

With regards to technological risks, the responsibility is to assist managers in identifying and evaluating risks and the respective internal controls as they specifically pertain to information technology (IT) processes and activities. The scope of activities comprises defining methodologies, tools and systems for corporate technological risk management in addition to coordinating efforts with IT managers to prevent and reduce the frequency and severity of technological risk events.

Business Continuity Risk Management and Control

With regards to business continuity management, the responsibility is to coordinate and control the implementation, maintenance and upkeep of the methodology as it pertains to the Santander Brazil. Key elements of the methodology are:

• Business Impact Analysis

• Business Continuity Plan: Development and Simulation

• Crisis Response Group

Scope and Sustainability

By acting in an ethical and professional manner, risk management and control result in important achievements that contribute to the continuity of the Institution and its sustainable development. Accomplishments include:

• Improved operational efficiency, productivity enhancements, optimized economic and regulatory capital allocations.

• Strengthening the Bank’s reputation and improving the stakeholders’ risk versus reward relationship.

• Timely compliance with new regulatory requirements.

• Preserve the quality and reliability of the product and service offering

• Timely correction of vulnerabilities identified in processes.

• Timely follow-up and compliance with specific regulatory requests.

• Acculturation of risk management awareness and accountability.

• Develop and deliver both on-line and face-to-face training programs.

• Create awareness of operational risk management and control through internal communication channels.

This framework allows the Bank to continuously improve its methodologies and to embed a cultural awareness throughout the Organization with respect to the responsibility for managing and controlling operational risk.

Differential

The Operational Risk Unit maintains its staff professionally up-to-date and trained to face a changing business environment. Moreover, the Unit offers both Intranet and face-to-face training programs to other staff members throughout the Bank.

Noteworthy accomplishments include:

• Annual Operational and Technological Risk Prevention and Control Week.

• Integration program for new employees, consisting of lectures that focus on each individual’s responsibility within the context of operational risk management.

• Training on how to assess the internal control environment.

• Elaborate, publish and maintain policy manuals that reinforce cultural awareness and employee involvement in operational risk management practices.

• Coordinate the annual operational risk loss forecast, identify action plan initiatives to reduce losses and improve accountability.

• Develop key risk indicators to obtain data for absolute and comparative analysis based on volumes and benchmarks.

• Interact with other units throughout the Bank and elect representatives within the most risk-prone areas including Information Technology.

Outlook

Based upon the framework, methodologies, and modus operandi that are in place, the Santander Brazil aims to strengthen its position both locally and internationally. As such, the Bank strives to consolidate its strategy and remain in the forefront of operational, technological and business continuity risk management and control. Further substantiating this claim is the implementation of not only an efficient and effective internal control environment but also a risk exposure identification process.

Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, have been published since December 2008 in Annual Reports and Consolidated Financial Statements, which can be found at www.ri.santander.com.br.

V. REPUTATIONAL RISK

1. Reputational Risk

Santander (Brazil) believes that the fundamental precept of its long-term business sustainability and shareholder value creation requires proper conduct of the business activities in accordance with Santander Corporate Values.

Compliance risk has been defined as the risk of legal or regulatory sanctions, material financial loss, or reputational harm Santander (Brazil) may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities, in letter and in spirit.

Santander (Brazil) defines reputational risk as a risk arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Such risk can result from either:

• Actions and behaviour of the organization or its staff like products sold, services provided or interactions with stakeholders, which constitutes direct risk.

• Actions and behaviour of external parties, which constitutes indirect risk.

2. Organization and independence of the Compliance function

A key component of risk management is to ensure that the bank’s reputation is preserved and enhanced through selecting to engage responsibly in the right business, with the right clients.

The Compliance Department is responsible for assisting the bank to identify, measure and mitigate a significant part of the compliance risk but not in its entirety. Other key stakeholders in the process include the Supervisory Board, Senior Management, Finance Department, Human Resources, Risk Department and Legal.

The compliance function within the bank is the independent oversight on behalf of senior management of those core processes and related policies and procedures that seek to ensure the bank is in conformity with industry-specific laws and regulations in letter and spirit, thereby helping to maintain the bank’s reputation.

3. Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

• The Bank’s ethical principles and conduct parameters are established in internal policies which are made available and formally adhered to by all employees. Proper communication channels are in place to clarify doubts and complaints from staff, and monitoring and controls are conducted in a way that adherence is secured.

b. Anti-money laundering

• The Bank’s anti-money laundering policies are based on the knowledge and rigorousness in the acceptance of new clients, complemented by the continuous scrutiny of all transactions entered into by the bank. The importance given to the theme is reflected on the direct involvement of higher management, namely the Executive Committee for AML and Compliance, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

• All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Global Committee of New Products (CNGP), integrated by senior executives of Santander (Spain), being the ultimate approval instance.

VI. COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit to verify the whole process, as the last layer of control at the entity , and Business particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Bank have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on commercial banking (corporations, SMEs and individuals), and the significant diversification of the Bank’s risk and business profiles will enable it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (presented under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

In addition to the supervisory validation and approval process, the Santander Bank continued in 2009 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2013, after the required approval from the supervisory authorities has been obtained.

As regards the other risks explicitly addressed under Pillar 1 of Basel II, the Santander Bank is developing internal model for market risk with respect to the Treasury area’s trading activities in Brazil. It is expected that Banco Santander Brazil presents the application in the 2nd. Semester of 2010 to regulators in order to use internal models to calculate regulatory capital. As far as operational risk is concerned, the Bank decided to use the standardized approach for regulatory capital calculation purposes, since it considers that the use of AMA approaches for this risk is somewhat premature.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar 1. In 2008 the Santander Bank’s economic capital model was submitted to a thorough review by an international team of CEBS supervisors led by the Bank of Spain, in addition to the internal review conducted at the end of 2008 by the Bank’s internal validation and internal audit teams.

Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews, since senior management must ensure that the Entity has appropriate procedures and systems in place for the monitoring and control of credit risk.

Internal model validation at the Santander Bank encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance-related aspects.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create three corporate validation centers located in Madrid, London and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Bank which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Santander Bank’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by the Bank of Spain. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Capital Management

The Bank’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of Brazilian Central Bank. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, preference and subordinated issues of equity instruments and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business units. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Bank uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Bank.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on reference to the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.

VII. ECONOMIC CAPITAL

Main objectives

The emergence of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital. Risk Sensitiveness. The latter is mandatory and has been defined by regulators in a one-size-fits-all manner for comparison purposes.

By contrast, economic capital models are primarily designed to yield risk sensitive estimations with two objectives in mind: managing risk more accurately and allocating the cost of maintaining regulatory capital among different units within the organisation.

Taking into consideration the importance of developing risk sensitive capital models, Santander Brazil has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Santander’s Economic capital framework are:

1 – Consolidate Pillar II and other risks impinging business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

2 – Quantify and monitor variations on different types of risk;

3 – Distribute capital consumption for the main portfolios and manage its return on capital efficiency (RoRAC);

4 – Estimate the Economic Value Added for each business unit in order to assess performance targets and improve the shareholder’s return. The Economic profit must surpass the group’s Cost of Capital;

5 – Compliance with the home and host regulators in the process of the supervisory review of Pillar II.

The Model

When calculating economic capital the Bank must decide the levels of losses it wants to cover. This is defined by the level of confidence with which it wants to ensure the continuation of its business. Santander’s adopted confidence level is at 99.97% which is considerably above the 99.90% required by Basel II. This basically means that Santander assumes a probability of default of 0.03%, three times lower than the 0.1% proposed by Basel II.

As a result of its prudent economic capital model, Santander meets the criteria for receiving a global AA rating. Brazil’s Risk profile The risk profile of Brazil is distributed by the following types of risks:

% Capital

Risk	Dec 09

Credit	68.6%
Market	4.1%
ALM	10.4%
Business	8.8%
Operational	8.1%

TOTAL	100%

The Credit activity, which in Dec 2009 required 68,6% of Brazil’s economic capital, continued to be the main source of risk. This was followed by ALM, Business and Operational Risk respectively.

Business risk has very conservative Beta factors which are applied to General Business Expenses. Operational Risk uses as its basis the Standardised approach. As such, it applies Beta factors to the Gross Income which is and it is very punitive for countries with high spreads.

Risk	Dec 08	jun/08	Dec 09	jun/09

Credit	73.7%	73.1%	68.6%	69.8%
Market	1.8%	4.2%	4.1%	6.7%
ALM	7.2%	6.7%	10.4%	7.0%
Business	10.3%	8.5%	8.8%	8.6%
Operational	7.0%	7.5%	8.1%	7.7%

TOTAL	100%	100%	100%	100%
(*) The Economic Capital model did not include data of Banco Real for Jun 08. In order to include both banks a proxy was used for estimating the number.
(**) A forecast has been used for Dec 09.

The estimated RoRAC (risk adjusted return) for Dec 09 is 22.91% .

Santander Brazil periodically assesses the level and evolution of the creation of value (EVA) of its main business units. The EVA is the profit generated above the cost of capital employed, and is calculated using the following formula:

EVA=RoRAC – Cost of Capital

RoRAC=Economic Profit/Economic Capital

The economic profit is obtained by making some necessary adjustments to the Net profit. The cost of capital, which is the minimum remuneration required by the shareholders, can be calculated by adding to the risk free return , the premium that shareholders require to invest in Santander. The model currently in use is the CAPM.

Santander also conducts capital planning based on stress test scenarios with the purpose of obtaining future projections of economic and regulatory capital. Results forecasts for the Bank are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to enable the Bank’s solvency and return on capital to be optimised.

Despite the fact that the economic capital estimations yield conservative numbers, Santander is in a very comfortable position. The bank has 95% more capital than the economic capital requirement. As for the regulatory capital the bank has 108% more capital. (It does not consider the goodwill effect).

RoRAC

Santander has been using RoRAC since 1993, with the following purposes:

1 – To analyse and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital thus maximising the bank’s efficiency;

3 – To calculate the level of provisions that correspond to average expected losses.

For assessing each transaction the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses. Amongst these variables it is taken into consideration:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

VIII. TRADING BOOK SENSITIVITY ANALYSIS

From a local regulatory point of view, Banco Santander’s trading risk management is focused on portfolios and risk factors pursuant to BACEN’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of BACEN. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was fully applied to the trading portfolio, as this portfolio represents the exposures that may have impacts on the Bank’s income.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of the dates specified on each table and does not necessarily reflect the current position, in view of the market dynamics and the Bank’s activities.

Santander Group Brazil Trading Book Sensitivity

in thousand of BRL			Dec 08				Dec 09

Risk Factor	Scenario	Scenario	Scenario	Risk Factor	Scenario	Scenario	Scenario
	1	2	3		1	2	3

IR USD	(1,092)	14,279	96,598	IR USD	4,727	36,066	169,130
IR Other Currency	(1,198)	(11,981)	(59,903)	IR Other Currency	(4,025)	(40,251)	(201,256)
Fixed Rate (BRL)	(3,354)	(33,536)	(167,681)	Fixed Rate (BRL)	(3,640)	(36,401)	(182,006)
Cash Equity & Equity	3,812	9,529	19,058	Cash Equity & Equity	(565)	(1,411)	(2,823)
Index				Index
Inflation	(1,809)	(18,086)	(90,431)	Inflation	465	4,654	23,272
Other	(3,609)	(36,091)	(180,455)	Other	(2)	(23)	(114)

TOTAL	(7,250)	(78,886)	(382,814)	TOTAL	(3,040)	(37,366)	(193,797)

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible negative impacts.

Scenario 1: usually reported in our daily reports and corresponds to an upward shock of 10 basis points on the local and foreign currencies coupon curves, plus a shock of 10% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of ten basis points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to an upward shock of 100 basis points on the local and foreign currency coupon curves, plus a shock of 25% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to an upward shock of 500 basis points on the local and foreign currency coupon curves, plus a shock of 50% on the currency rates (upwards) and stock market (downwards) spot prices, and an upward shock of 500 basis points on the volatility surface of currencies used to price options.

IR USD: all products with price changes tied to changes in the US currency and the US dollar interest rate.

IR Other Currency: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

Fixed rate (BRL) - in Brazilian reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Other: any other product that does not fit in the classifications above.

45. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank (Not required under IFRS for the year ended December 31, 2009, 2008 e 2007)

Following the Brazilian Securities Commission (CVM) Instruction 457/7 from 13/07/07, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2009	2008

Shareholders' equity attributed to the parent under Brazilian GAAP		64,492,693	48,756,557
IFRS adjustments, net of taxes:
Pension plan discount rate	e	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss	f	19,440	43,675
Redesignation of financial instruments to available-for-sale	a	555,104	552,854
Impairment on loans and receivables	b	960	(234,300)
Accounting under equity method	c	(15,078)	(5,970)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	217,205	174,116
Reversal of goodwill amortization and others	h	3,424,772	376,766
Mark to market of foreign currency forward	i	(30,186)	(11,069)
Impairment losses of other financial assets	j	31,773	32,200
Impairment losses on non financial assets	d	17,439	1,542
Realization on purchase price adjustments	k	727,101	315,992
Other		(1,600)	8,179
Shareholders' equity attributed to the parent under IFRS		69,265,405	49,831,199
Minority interest under IFRS		1,338	5,279
Shareholders' equity (including minority interest) under IFRS		69,266,743	49,836,478

Thousands of Reais	Note	2009	2008	2007

Net income attributed to the parent under Brazilian GAAP		1,805,899	1,580,614	1,845,396
IFRS adjustments, net of taxes:
Pension plan discount rate	e	5,125	6,966	12,501
Classification of financial instruments at fair value through profit or loss	f	(6,687)	34,015	9,660
Redesignation of financial instruments to available-for-sale	a	(15,243)	49,260	(11,220)
Accounting under equity method	c	-	(16,897)	(758)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	43,089	(39,716)	71,898
Reversal of goodwill amortization and others	h	3,030,122	376,766	-
Impairment on loans and receivables	b	235,260	27,720	(25,080)
Mark to market of foreign currency forward	i	(19,117)	(11,069)	-
Impairment losses of other financial assets	j	(427)	32,200	-
Impairment losses on non financial assets	d	15,897	13,332	2,310
Realization on purchase price adjustments	k	411,109	315,992	-
Other		2,579	9,212	(1,708)
Net income attributed to the parent under IFRS		5,507,606	2,378,395	1,902,999
Minority interest under IFRS		358	231	-
Net income (including minority interest) under IFRS		5,507,964	2,378,626	1,902,999

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement", the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.

c) Accounting under equity method:

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Impairment losses on non financial assets:

Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”.

e) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

f) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as "fair value through profit or loss", in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Additionaly, certain debt instruments classified as "available for sale" under BR GAAP were designated as "fair value through profit or loss" under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

h) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

i) Mark to Market of Foreign Currency Forward:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment losses of other assets:

Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP.

k) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

46. Subsequent Events

Anticipated Redemption of Subordinate CDB

On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, with original maturity on March 25, 2019 and amounting to R$1,507,000, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.

The purpose of the antecipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

Association with Getnet

On January 14, 2010, the Bank signed the contractual and by-law documents instruments with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. ("Getnet") to jointly explore, explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. The details of this alliance and its business plan will be presented by the end of the first quarter.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander		Participation %		Stockholders'	Net Income

(Brasil) S.A.	Activity	Direct	Indirect	Equity	(Losses)

Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,360,554	340,600
Santander S.A. Corretora de Câmbio e Títulos	Broker	99.99%	100.00%	246,393	66,519
Santander Brasil Asset Management Distribuidora de Títulos e Valores	Asset manager	100.00%	100.00%	237,661	35,913
Mobiliários S.A.
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,015,044	349,539
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	11,720,578	1,056,756
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	685,460	62,518
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,809	172
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	92,925	38,470
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	9,616	3,053
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	131,902	13,867
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	82,625	6,596
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6)	Broker	99.99%	100.00%	40,200	1,762
Real Argentina S.A.	Other Activities	98.99%	98.99%	53	(123)
Webmotors S.A.	Other Activities	100.00%	100.00%	40,762	11,743
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,797	355
Real CHP S.A.	Holding	92.78%	92.78%	4,112	3,614

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	144,634	14,859
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	386,870	138,222

Controlled by Companhia Real Distribuidora de Títulos e Valores
Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	67,784	5,030

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de	Insurance	-	100.00%	63,762	11,162
Seguros
Real Corretora de Seguros S.A.	Insurance	-	100.00%	63,792	47,162

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	67	-

(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4)Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President